UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	May 15, 2012

Mizuho Financial Group, Inc.

By:	/s/ Hideyuki Takahashi
Name:	Hideyuki Takahashi
Title:	Managing Executive Officer / CFO

For Immediate Release:	May 15, 2012

Financial Statements for Fiscal 2011 <Under Japanese GAAP>

Company Name:	Mizuho Financial Group, Inc. (“MHFG”)

Stock Code Number (Japan):	8411
Stock Exchanges (Japan):	Tokyo Stock Exchange (First Section), Osaka Securities Exchange (First Section)
URL:	http://www.mizuho-fg.co.jp/english/
Representative:	Yasuhiro Sato	President & CEO
For Inquiry:	Hisaaki Hirama	General Manager of Accounting
Phone:	+81-3-5224-2030

Ordinary General Meeting of Shareholders (scheduled):	June 26, 2012
Filing of Yuka Shoken Hokokusho to the Kanto Local		Commencement of Dividend Payment (scheduled):	June 26, 2012
Finance Bureau (scheduled):	June 27, 2012	Trading Accounts:	Established
Supplementary Materials on Annual Results:	Attached
IR Conference on Annual Results:	Scheduled

Amounts less than one million yen are rounded down.

1. Financial Highlights for Fiscal 2011 (for the fiscal year ended March 31, 2012)

(1) Consolidated Results of Operations

	(%: Changes from the previous fiscal year)
	Ordinary Income		Ordinary Profits		Net Income
	¥ million	%	¥ million	%	¥ million	%
Fiscal 2011	2,715,674	(0.0)	648,561	10.2	484,519	17.2
Fiscal 2010	2,716,791	(3.5)	588,498	79.8	413,228	72.6

Note:	Comprehensive Income: Fiscal 2011: ¥627,584 million, 135.3%; Fiscal 2010: ¥266,668 million, (75.4)%

	Net Income per Share of Common Stock	Diluted Net Income per Share of Common Stock	Net Income on Own Capital	Ordinary Profits to Total Assets	Ordinary Profits to Ordinary Income
	¥	¥	%	%	%
Fiscal 2011	20.62	19.75	11.3	0.3	23.8
Fiscal 2010	20.47	19.27	11.7	0.3	21.6

Reference:	Equity in Income from Investments in Affiliates: Fiscal 2011: ¥2,689 million; Fiscal 2010: ¥(6,185) million

(2) Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio	Total Net Assets per Share of Common Stock	Consolidated Capital Adequacy Ratio (BIS)
	¥ million	¥ million	%	¥	%
Fiscal 2011	165,360,501	6,869,295	2.9	187.19	15.49
Fiscal 2010	160,812,006	6,623,999	2.6	177.53	15.30

Reference:	Own Capital: As of March 31, 2012: ¥4,909,437 million; As of March 31, 2011: ¥4,329,116 million

Notes:	1.	Own Capital Ratio was calculated as follows: (Total Net Assets - Stock Acquisition Rights - Minority Interests) / Total Assets × 100
	2.	Consolidated Capital Adequacy Ratio (BIS) is based on the “Standards for Bank Holding Company to Consider the Adequacy of Its Capital Based on Assets and Others Held by It and Its Subsidiaries Pursuant to Article 52-25 of the Banking Law” (Financial Services Agency Ordinance Announcement No. 20, March 27, 2006).
	3.	Consolidated Capital Adequacy Ratio (BIS) as of March 31, 2012 is a preliminary figure.

(3) Conditions of Consolidated Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at the end of the fiscal year
	¥ million	¥ million	¥ million	¥ million
Fiscal 2011	4,163,027	(6,175,676)	(680,652)	6,483,138
Fiscal 2010	6,051,517	(1,667,457)	155,051	9,182,461

2. Cash Dividends for Shareholders of Common Stock

	Annual Cash Dividends per Share					Total Cash Dividends (Total)	Dividends Pay-out Ratio (Consolidated basis)	Dividends on Net Assets (Consolidated basis)
(Record Date)	First quarter-end	Second quarter-end	Third quarter-end	Fiscal year-end	Annual
	¥	¥	¥	¥	¥	¥ million	%	%
Fiscal 2010	—	0.00	—	6.00	6.00	130,659	29.3	3.2
Fiscal 2011	—	3.00	—	3.00	6.00	144,088	29.0	3.2
Fiscal 2012 (estimate)	—	3.00	—	3.00	6.00		29.3

Note: Please refer to Cash Dividends for Shareholders of Classified Stock (unlisted) mentioned later, the rights of which are different from those of common stock.

3. Earnings Estimates for Fiscal 2012 (for the fiscal year ending March 31, 2013)

(%: Changes from the corresponding period of the previous fiscal year)
	Net Income		Net Income per Share of Common Stock
	¥ million	%	¥
1H F2012	—	—	—
Fiscal 2012	500,000	3.1	20.46

Note:	The number of shares of common stock used in the above calculation is based on the number of shares of common stock as of March 31, 2012.
It does not take into account any increase in the number of outstanding shares of common stock due to requests for acquisition (conversion) of the Eleventh Series Class XI Preferred Stock.

Mizuho Financial Group, Inc.

øNotes

(1) Changes in Significant Subsidiaries during the Fiscal Year (changes in specified subsidiaries accompanying changes in the scope of consolidation): No

(2) Changes in Accounting Policies and Accounting Estimates / Restatements

 Changes in accounting policies due to revisions of accounting standards, etc.: No

‚ Changes in accounting policies other than  above: No

ƒ Changes in accounting estimates: No

„ Restatements: No

(3) Issued Shares of Common Stock

 Year-end issued shares (including treasury stock):	As of March 31, 2012	24,048,165,727 shares	As of March 31, 2011	21,782,185,320 shares
‚ Year-end treasury stock:	As of March 31, 2012	37,046,418 shares	As of March 31, 2011	5,656,647 shares
ƒ Average number of outstanding shares:	Fiscal 2011	23,073,543,940 shares	Fiscal 2010	19,722,818,083 shares

(Reference) Non-Consolidated Financial Statements for Fiscal 2011

1. Financial Highlights for Fiscal 2011 (for the fiscal year ended March 31, 2012)

(1) Non-Consolidated Results of Operations

(%: Changes from the previous fiscal year)
	Operating Income		Operating Profits		Ordinary Profits		Net Income
	¥ million	%	¥ million	%	¥ million	%	¥ million	%
Fiscal 2011	37,781	(18.6)	16,521	(38.2)	10,417	(44.4)	10,217	(44.8)
Fiscal 2010	46,422	37.3	26,748	91.2	18,757	—	18,511	447.6

	Net Income per Share of Common Stock	Diluted Net Income per Share of Common Stock
	¥	¥
Fiscal 2011	0.06	0.06
Fiscal 2010	0.46	0.45

(2) Non-Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio	Total Net Assets per Share of Common Stock
	¥ million	¥ million	%	¥
Fiscal 2011	6,128,424	4,688,334	76.4	177.82
Fiscal 2010	6,035,158	4,652,883	77.0	192.32

Reference:	1.	Own Capital: As of March 31, 2012: ¥4,686,175 million; As of March 31, 2011: ¥4,651,097 million
	2.	Maximum amount available for dividends:
		As of March 31, 2012: ¥ 1,225,234 million; As of March 31, 2011: ¥1,434,007 million
		(Note) “Maximum amount available for dividends” is calculated pursuant to Article 461, Paragraph 2 of the Company Law.

(Presentation of Implementation Status of Review Procedure)

The audit procedure of consolidated and non-consolidated financial statements based on the Financial Instruments and Exchange Law has not been completed at the time of the disclosure of these Financial Statements.

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our Medium-term Management Policy, realize the synergy effects of the transformation into “one bank,” and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

Cash Dividends for Shareholders of Classified Stock

Breakdown of cash dividends per share and total cash dividends related to classified stock, the rights of which are different from those of common stock, is as follows:

	Annual Cash Dividends per Share					Total Cash Dividends (Annual)
(Record Date)	First quarter-end	Second quarter-end	Third quarter-end	Fiscal year-end	Annual
	¥	¥	¥	¥	¥	¥ million
Eleventh Series Class XI Preferred Stock
Fiscal 2010	—	0.00	—	20.00	20.00	8,337
Fiscal 2011	—	10.00	—	10.00	20.00	7,571
Fiscal 2012 (estimate)	—	10.00	—	10.00	20.00
Thirteenth Series Class XIII Preferred Stock
Fiscal 2010	—	0.00	—	30.00	30.00	1,100
Fiscal 2011	—	15.00	—	15.00	30.00	1,100
Fiscal 2012 (estimate)	—	15.00	—	15.00	30.00

Mizuho Financial Group, Inc.

m Contents of Attachment

1.	Consolidated Results of Operations and Financial Conditions	p.1-3
	(1) Analysis of Results of Operations	p.1-3
	(2) Analysis of Financial Conditions	p.1-3
	(3) Basic Policy on Profit Distribution, Proposed Dividend Payment for Fiscal 2011 and Forecast Dividend Payment for Fiscal 2012	p.1-4

2.	Organization Structure of Mizuho Financial Group	p.1-5

3.	Management Policy	p.1-7
	(1) Principal Management Policy	p.1-7
	(2) Management’s Medium/Long-term Targets and Issues to be Resolved	p.1-7

4.	Consolidated Financial Statements and Others	p.1-11
	(1) Consolidated Balance Sheets	p.1-11
	(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	p.1-13
	(3) Consolidated Statements of Changes in Net Assets	p.1-16
	(4) Consolidated Statements of Cash Flows	p.1-19
	(5) Matters Related to the Assumption of Going Concern	p.1-21
	(6) Fundamental and Important Matters for the Preparation of Consolidated Financial Statements	p.1-21
	(7) Issued But Not Yet Adopted Accounting Standard and Others	p.1-27
	(8) Change in Presentation of Financial Statements	p.1-28
	(9) Additional Information	p.1-28
	(10) Notes	p.1-29
(Notes to Consolidated Balance Sheet)
(Notes to Consolidated Statement of Income)
(Notes to Consolidated Statement of Comprehensive Income)
(Notes to Consolidated Statement of Changes in Net Assets)
(Notes to Consolidated Statement of Cash Flows)
(Financial Instruments)
(Securities)
(Notes to Money Held in Trust)
(Tax Effect Accounting)
(Business Segment Information)
(Matters Related to Combination and Others)
(Per Share Information)

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Mizuho Financial Group, Inc.

5.	Non-Consolidated Financial Statements	p.1-52
	(1) Non-Consolidated Balance Sheets	p.1-52
	(2) Non-Consolidated Statements of Income	p.1-54
	(3) Non-Consolidated Statements of Changes in Net Assets	p.1-55
	(4) Note for the Assumption of Going Concern	p.1-56

[Note to XBRL]

Please note that the names of the English accounts contained in XBRL data, which are available through EDINET and TDNet, may be different from those of the English accounts in our financial statements.

A MHFG IR conference for institutional investors and analysts is scheduled for May 24, 2012 (Thursday). The IR conference presentation materials and audio archive will be available for use by individual investors in the IR Information section of the Mizuho Financial Group HP immediately after the conference.

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Mizuho Financial Group, Inc.

1. CONSOLIDATED RESULTS OF OPERATIONS AND FINANCIAL CONDITIONS

(Please refer to “Summary of Financial Results for Fiscal 2011” for more information.)

(1) Analysis of Results of Operations

Reviewing the economic environment over the fiscal year ended March 31, 2012, despite the continuing overall gradual recovery of the global economy, the recovery remains weak due to destabilization of the international financial and capital markets caused by the fiscal problems in Europe and the decline in exports to Europe impacting the real economies of newly developing counties.

In the United States, gradual recovery in the economy continues on the basis of positive trends in consumer spending due to an improvement in employment conditions among other things. However, the risk remains of a slackening in the economy with rising oil prices, considering there is still pressure to squeeze debt on a household level. In addition, there is uncertainty as to a sustained economic recovery with the government pressed to implement a tight fiscal policy due to the constraints imposed by the debt ceiling. In Europe, the economy has entered a slowdown phase, with the fiscal problems experienced by certain countries impacting the real economy. Although the intense concern has been eased since the beginning of 2012 due to the restructuring of the debts of Greece and the provision of long-term funding by the European Central Bank (ECB), the future of the European economy holds little prospect of a drastic speedy fix for the Euro-area’s debt problems, and it is difficult to predict the effects on the global economy. In Asia, although the region continues to maintain relatively strong economic growth, its economy is slowing as a whole from the impact of, among others, the decline in exports associated with the economic stagnation in Europe.

In Japan, the recovery from the impact of the Great Eastern Japan Earthquake continues. Despite the temporary standstill in exports and production due to the impact of the floods in Thailand in early fall 2011, there are visible signs of recovery. As for the future direction of the economy, while there are boosting factors such as the growing demand in relation to reconstruction efforts and a pause in the excessive appreciation of the value of the yen against other currencies, there are also several causes for concern, such as rising oil prices, the downturn in overseas economies and electricity shortages, posing a risk that these factors will act as a drag on economic growth.

Under the foregoing business environment, we recorded Net Income of ¥484.5 billion for fiscal 2011.

As for earnings estimates for fiscal 2012, we estimate Ordinary Profits of ¥735.0 billion and Net Income of ¥500.0 billion on a consolidated basis.

(2) Analysi s of Financial Conditions

Consolidated total assets as of March 31, 2012 amounted to ¥165,360.5 billion, increasing by ¥4,548.4 billion from the end of the previous fiscal year, mainly due to increases in Securities.

Securities were ¥51,392.8 billion, increasing by ¥6,610.8 billion from the end of the previous fiscal year.

The balance of Loans and Bills Discounted amounted to ¥63,800.5 billion, increasing by ¥1,022.7 billion from the end of the previous fiscal year.

Deposits amounted to ¥78,811.9 billion, decreasing by ¥422.0 billion from the end of the previous fiscal year.

Net Assets amounted to ¥6,869.2 billion, increasing by ¥245.2 billion from the end of the previous fiscal year. Shareholders’ Equity was ¥4,762.7 billion, Accumulated Other Comprehensive Income was ¥146.6 billion and Minority Interests was ¥1,957.6 billion.

Net Cash Provided by Operating Activities was ¥4,163.0 billion mainly due to increased Guarantee Deposits Received under Securities Lending Transactions. Net Cash Provided by (Used in) Investing Activities was ¥(6,175.6) billion mainly due to acquisition of securities, and Net Cash Provided in Financing Activities was ¥(680.6) billion mainly due to redemption of subordinated bonds.

As a result, Cash and Cash Equivalents as of March 31, 2012 was ¥6,483.1 billion.

The Consolidated Capital Adequacy Ratio (Basel II BIS Standard) was 15.49% (preliminary).

	March 31, 2010	March 31, 2011	March 31, 2012
Basel II	13.46%	15.30%	15.49%

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Mizuho Financial Group, Inc.

(3) Basic Policy on Profit Distribution, Proposed Dividend Payment for Fiscal 2011 and Forecast Dividend Payment for Fiscal 2012

We continue to pursue “disciplined capital management” policy which maintains the optimum balance between “strengthening of stable capital base” and “steady returns to shareholders.”

Based on this policy, in consideration of our consolidated financial results, we plan to make cash dividend payments of common stock for the end of the fiscal year ending March 31, 2012 as follows. We also plan to make cash dividend payments of preferred stock for the end of the fiscal year ending March 31, 2012 as prescribed.

Common Stock	¥3 per share	(as predicted in Dividends Estimates	)
Annual cash dividends including interim dividends	¥6 per share
Eleventh Series Class XI	¥10 per share
Annual cash dividends including interim dividends	¥20 per share
Thirteenth Series Class XIII	¥15 per share
Annual cash dividends including interim dividends	¥30 per share

As for the dividend forecast of common stock for fiscal 2012, in consideration of the balance between “strengthening of stable capital base” and “steady returns to shareholders”, we plan to make cash dividend payments of ¥6 per share of common stock. As for the dividend forecast of preferred stock of fiscal 2012, we plan to make cash dividend payments as prescribed. We intend to continue payments of cash dividends at the interim period to return profits to shareholders in a timely way.

(Dividends Estimates for Fiscal 2012)

Common Stock	Cash Dividends per Share	¥6
	Interim Dividends	¥3

Eleventh Series Class XI	Cash Dividends per Share	¥20
	Interim Dividends	¥10

Thirteenth Series Class XIII	Cash Dividends per Share	¥30
	Interim Dividends	¥15

The above dividend estimate is based on information that is currently available to us and on assumptions regarding factors that have an influence on future results of operations. Actual results may differ materially from these estimates. Please refer to “forward-looking statements” on the second page of this immediate release.

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Mizuho Financial Group, Inc.

2. ORGANIZATION STRUCTURE OF MIZUHO FINANCIAL GROUP

Mizuho Financial Group (the “Group”) is composed of Mizuho Financial Group, Inc. (“MHFG”) and its affiliates. The Group provides various financial services, principally banking business, together with securities business, trust and asset management business, among others.

<<MHFG>> (Note 1)	(as of March 31, 2012)

Note 1:	MHFG conducted the structure change as of April 1, 2012 as follows.
1.	“Group Planning Division” and “Customer Satisfaction Division” were established in Strategic Planning Group.
2.	“Portfolio Management Division” and “Strategic Investment Division” were established in Financial Control & Accounting Group.
3.	“IT, Systems & Operations Group” was divided into “IT & Systems Group” and “Operations Group” and “IT & Systems Promotion Division” was established in IT & Systems Group.
4.	“Compliance and Legal Affairs” in Compliance Group was divided into “Compliance Division” and “Legal Division”.
Note 2:	DIAM Co., Ltd. is an affiliate of MHFG.
Note 3:	Mizuho Corporate Bank, Ltd. made Joint Stock Commercial Bank for Foreign Trade of Vietnam an Equity Method affiliate on December 28, 2011.

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Mizuho Financial Group, Inc.

Of the major domestic subsidiaries and affiliates, the following company is listed on domestic stock exchanges:

Company Name	Location	Main Business	Ownership Percentage (%)	Listed Stock Exchanges
Orient Corporation	Chiyoda-Ku, Tokyo	Credit Business	25.6 25.6	Tokyo Stock Exchange (First Section)

Italic figures of Ownership Percentage denote percentage of interest held by subsidiaries.

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Mizuho Financial Group, Inc.

3. MANAGEMENT POLICY

(1) Principal Management Policy

Mizuho Financial Group (the “Group”) pursues our goals of being held in high regard by our shareholders and the financial markets and earning widespread trust from the community as Japan’s leading comprehensive financial services group on the basis of the three fundamental management philosophies below.

a)	To provide the highest level of comprehensive financial services to our customers and clients.

b)	To provide an attractive, inspiring workplace for our employees where they can each demonstrate their rich individuality and ability to meet their respective challenges.

c)	To enable each group company to demonstrate to the utmost its own particular characteristics and strengths in its respective business field and function.

(2) Management’s Medium/Long-term Targets and Issues to be Resolved

The Group has been endeavoring together to its full extent to engage in the Business Improvement Plans which were submitted in June 2011, reflecting on the computer system failures that occurred in March 2011. Specifically, as well as developing countermeasures regarding system functions, including the reorganization of large volume data processing capabilities, which triggered such failures, we have been taking measures such as upgrading the response mechanism upon the occurrence of a crisis followed by examinations of effectiveness through training, improving the management administration regime including “Actions to Restore Customer Confidence” announced in May 2011, and developing systems risk management capabilities through a “comprehensive inspection of systems risk at all group banks,” as originally planned. The Group will continue to bear in mind a lasting understanding of the public mission of financial institutions that bear responsibilities for the settlement system and take all necessary measures to ensure stable operations.

As this is the final fiscal year of the Transformation Program, which was launched as the Medium-term Management Policy of the Group in May 2010, the fiscal year ending March 31, 2013 is the fiscal year during which the “strengthening of our competitive advantage,” the “strengthening of our capital base and improvement of asset efficiency” and the “strengthening of our front-line business capabilities through improve efficiency and optimization” are to be realized.

The Group aims to establish a new corporate structure and corporate governance structure, with which it will be able to utilize the banking, trust and securities functions most effectively as the only financial group in Japan with all three functions under one umbrella, and thereby to improve further customer convenience.

MHFG, Mizuho Bank, Ltd. (“MHBK”) and Mizuho Corporate Bank, Ltd. (“MHCB”) jointly announced that the merger between MHBK and MHCB, which constitutes the core of the establishment of the advanced group management structure, is to be conducted on July 1, 2013 on the assumption that, among other things, filings will have been made to, and permission obtained from, the relevant authorities in Japan and any foreign countries. Through the merger of the two banks, the Group aims to become able to provide directly and promptly diverse and functional financial services to customers, utilizing the current “strengths” and “advantages” of both banks, and by further enhancing group collaboration among the banking, trust and securities functions. At the same time, the Group aims to enhance further the consolidation of group-wide business operations and optimization of management resources, such as workforce and branch network, by strengthening group governance and improving group management efficiency, to maximize group profitability. Implementing the “substantive one bank” structure from April 2012, the Group will take measures to realize the synergies generated from the merger as soon as possible prior to the scheduled effective date of the merger.

In addition to the merger of the two banks, the Group will consider the possibility of a consolidation that includes Mizuho Trust & Banking Co., Ltd.(“MHTB”).

With respect to capital management, the Group will strive to enhance capital adequacy and strengthen further its financial base, mainly by accumulating retained earnings through initiatives such as the steady implementation of the Transformation Program and the realization in advance of the synergy effects of the integrated group-wide business operations including the transformation into ‘one bank,’ and also improving asset efficiency. Accordingly, the Group believes it will be able sufficiently to meet the new capital regulations including the framework to identify global systemically important financial institutions (G-SIFIs).

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Mizuho Financial Group, Inc.

[Business Strategy]

(Please refer to “Management Structure of Mizuho Financial Group, Inc.” on page 1-10)

(Global Corporate Group and Global Retail Group)

Under the “substantive one bank” structure implemented from April 2012, MHBK and MHCB will establish a structure across both banks for each segment redefined in a more detailed manner based on customer needs and will ensure the provision of appropriate business solutions responding to the needs of each customer. In addition, the Group will strengthen business promotion activities through cross-organizational development of the financial know-how and industry knowledge of both banks and simultaneously will develop various financial services in a prompt manner through group wide collaboration for every possible customer need.

For individual customers, the Group will enhance the offering of products and services that are appropriate for the life stages and life events of each individual, and at the same time, it will enhance businesses related to officers and employees of large corporate customers.

For corporate customers, the Group will contribute to customers’ solutions for management issues and enhancement of customers’ corporate value by way of enhancing the Group’s fulfillment of business finance functions inherent to a commercial bank as well as providing optimum products solutions by utilizing the Group’s industry knowledge and collaboration among the banking, trust and securities functions.

In addition, the Group will increase efforts to establish closer relationships with customers who own companies and land-owning customers, etc., more than before and provide integrated services through coordination across the personal banking unit and the corporate units.

Overseas, the Group will promote the further expansion of its network in high-growth regions, mainly in Asia, and improve its abilities to respond to high customer demand for cross-border M&A and to offer a wide range of financial services through banking and securities collaboration.

As announced in the “Implementation of ‘Business Foundation Restructuring Program’ etc.” on October 3, 2011, Mizuho Securities Co., Ltd. (“MHSC”) will continuously seek to accelerate its effort to increase profitability by prompt implementation of strengthening of its business foundation and partial revisions of the operational framework, efficient business operations, reduction of expenses, strengthening of its structure for global operations, enhancement of collaboration with companies in the Group and others, and appropriate risk control. Further, through the scheduled merger to be conducted with Mizuho Investors Securities Co., Ltd. (“MHIS”) during the second half of the fiscal year ending March 31, 2013, MHSC will provide securities functions in a unified manner through the Group’s full-line securities company.

(Global Asset & Wealth Management Group)

Under the “substantive one bank” structure implemented from April 2012, MHTB will also promote coordinated management with MHBK and MHCB in order to offer various financial services in a prompt manner through group wide collaboration for every possible customer need. MHTB will continuously provide trust products and/or trust services to customers of the entire Group, while further improving quality and expertise therein. In addition, MHTB will cultivate new business frontiers by utilizing its trust bank function.

Mizuho Private Wealth Management Co., Ltd. will promote the further strengthening of its owner-consulting capabilities through the full use of products and functions across the group companies.

As core companies in the asset management business of the Group, Mizuho Asset Management Co., Ltd. and DIAM Co., Ltd. will respond to the diverse needs of customers.

While developing the foregoing business strategy, the Group is constantly aware of its social responsibilities and the importance of its public mission as a financial institution in the facilitation of financing, and will make efforts to facilitate financing uniformly through the group companies in response to the extended “Law Concerning Temporary Measures to Facilitate Financing for Small and Medium-Size Enterprises, etc.” and in compliance with the purpose of the guidelines for supervision of Financial Services Agency issued in April 2011 concerning the “Concrete Roles Which Financial Institutions Should Play to Demonstrate the Consulting Function.”

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Mizuho Financial Group, Inc.

Considering the severity and scope of the damage caused by the Great Eastern Japan Earthquake to the national economy and life, also pursuant to its social responsibilities and its public mission as a financial institution, the Group will continuously exert its utmost efforts to support the recovery of the lives of disaster victims as well as industries and the economy in the disaster areas, and to support regional reconstruction, focusing on the disaster areas.

The Group will continue to establish a firm compliance structure and an advanced risk management regime. Additionally, sharing among management and employees of the Group the ideals represented by the brand subslogan established in September 2011, “One MIZUHO: Building the future with you,” the Group will work together as a group to implement the reforms necessary to achieve its goal of becoming the most trusted financial institution. Furthermore, the Group will work to fulfill its social responsibilities and public mission and further promote its corporate values by promoting CSR (corporate social responsibility) activities, from the perspective of assisting the recovery from the Great Eastern Japan Earthquake, in its environmental efforts and its performance of social contribution activities.

1-9

Mizuho Financial Group, Inc.

Management Structure of Mizuho Financial Group, Inc.

Mizuho Financial Group, Inc.
Global Corporate Group
Global Retail Group
Global Asset & Wealth Management Group
Group Strategy Affiliates
Mizuho Corporate Bank, Ltd.
Mizuho Bank, Ltd.
Mizuho Trust & Banking Co., Ltd.
Mizuho Private Wealth Management Co., Ltd.
Mizuho Financial Strategy Co., Ltd.
Mizuho Research Institute Ltd.
Mizuho Information & Research Institute, Inc.
Mizuho Securities Co., Ltd.
Mizuho Investors Securities Co., Ltd.
Trust & Custody Services Bank, Ltd.
Mizuho Asset Management Co., Ltd.
DIAM Co., Ltd.

(as of March 31, 2012)

Global Corporate Group:

The Global Corporate Group provides highly specialized and cutting-edge products and services by leveraging its comprehensive financial capability, with close cooperation globally between the corporate banking sector and the securities sector in response to the needs of large and global corporations.

Global Retail Group:

The Global Retail Group provides top-level products and services, in close cooperation with domestic and international companies throughout the group in response to the diversified and globalized needs of individuals as well as SMEs and middle-market corporations in Japan.

Global Asset & Wealth Management Group:

The Global Asset & Wealth Management Group provides top-level products and services on a global scale in response to the diversified and advanced customers' needs in the business areas of trust and custody, and private banking.

Group Strategy Affiliates :

Mizuho Financial Strategy Co., Ltd.: An advisory company for financial institutions regarding corporate management and corporate revitalization.

Mizuho Research Institute Ltd.: A think tank.

Mizuho Information & Research Institute, Inc.: An IT-related strategic company.

Decisions have been made to conduct a merger between Mizuho Bank, Ltd. and Mizuho Corporate Bank, Ltd. on the assumption that, among other things, filings will have been made to, and permission will have been obtained from, the relevant authorities in Japan and any foreign countries which are required for such merger. (Effective date of the merger: July 1, 2013)

Decisions have been made to conduct a merger between Mizuho Securities Co., Ltd. and Mizuho Investors Securities Co., Ltd. on the assumption that the merger will have been approved at the general meeting of shareholders of each company, and among other things, filings will have been made to, and permission obtained from, the relevant authorities in Japan and any foreign countries which are required for such merger. (Effective date of the merger: during the second half of the fiscal year ending March 31, 2013)

1-10

Mizuho Financial Group, Inc.

4. CONSOLIDATED FINANCIAL STATEMENTS AND OTHERS

(1) CONSOLIDATED BALANCE SHEETS

	Millions of yen
	As of March 31, 2011	As of March 31, 2012
Assets
Cash and Due from Banks	¥9,950,913	¥	*8	7,278,477
Call Loans and Bills Purchased	375,716			249,032
Receivables under Resale Agreements	7,467,309			7,123,397
Guarantee Deposits Paid under Securities Borrowing Transactions	6,541,512			6,406,409
Other Debt Purchased	1,667,808			1,542,062
Trading Assets	13,500,182		*2,*8	14,075,005
Money Held in Trust	122,267			71,414
Securities	44,782,067		*1,*8,*16	51,392,878
Loans and Bills Discounted	62,777,757		*3,*4,*5,*6,*7,*8,*9	63,800,509
Foreign Exchange Assets	977,465		*7	1,016,665
Derivatives other than for Trading Assets	5,102,760			4,474,729
Other Assets	2,754,017		*8,*17	2,871,153
Tangible Fixed Assets	947,986		*8,*11,*12	923,907
Buildings	321,987			325,804
Land	475,869		*10	469,983
Lease Assets	14,922			14,185
Construction in Progress	28,777			11,575
Other Tangible Fixed Assets	106,430			102,359
Intangible Fixed Assets	442,922			485,995
Software	227,938			216,066
Goodwill	1,972			60,592
Lease Assets	3,197			2,952
Other Intangible Fixed Assets	209,813			206,383
Deferred Tax Assets	488,769			359,987
Customers’ Liabilities for Acceptances and Guarantees	3,673,339			3,980,644
Reserves for Possible Losses on Loans	(760,762)			(691,760)
Reserve for Possible Losses on Investments	(25)			(10)

Total Assets	¥160,812,006	¥		165,360,501

1-11

Mizuho Financial Group, Inc.

	Millions of yen
	As of March 31, 2011	As of March 31, 2012
Liabilities
Deposits	¥79,233,922	¥	*8		78,811,909
Negotiable Certificates of Deposit	9,650,236				11,824,746
Debentures	740,932				—
Call Money and Bills Sold	5,095,412		*8		5,668,929
Payables under Repurchase Agreements	11,656,119		*8		12,455,152
Guarantee Deposits Received under Securities Lending Transactions	5,488,585		*8		7,710,373
Commercial Paper	226,167				362,694
Trading Liabilities	7,652,811				8,215,668
Borrowed Money	15,969,385		*8,	*13	14,763,870
Foreign Exchange Liabilities	167,670				233,184
Short-term Bonds	585,497				538,198
Bonds and Notes	5,110,947		*14		4,783,180
Due to Trust Accounts	1,045,599				1,003,129
Derivatives other than for Trading Liabilities	4,599,579				4,288,356
Other Liabilities	3,053,136				3,610,067
Reserve for Bonus Payments	39,336				38,577
Reserve for Employee Retirement Benefits	35,615		*17		36,053
Reserve for Director and Corporate Auditor Retirement Benefits	2,239				2,256
Reserve for Possible Losses on Sales of Loans	420				8
Reserve for Contingencies	15,081				24,559
Reserve for Reimbursement of Deposits	15,229				15,769
Reserve for Reimbursement of Debentures	13,344				20,193
Reserves under Special Laws	1,382				1,221
Deferred Tax Liabilities	17,599				19,219
Deferred Tax Liabilities for Revaluation Reserve for Land	98,415		*10		83,243
Acceptances and Guarantees	3,673,339				3,980,644

Total Liabilities	154,188,007				158,491,206

Net Assets
Common Stock and Preferred Stock	2,181,375				2,254,972
Capital Surplus	937,680				1,109,783
Retained Earnings	1,132,351				1,405,066
Treasury Stock	(3,196)				(7,074)

Total Shareholders’ Equity	4,248,209				4,762,749

Net Unrealized Gains (Losses) on Other Securities	(21,648)				37,857
Deferred Gains or Losses on Hedges	68,769				67,045
Revaluation Reserve for Land	137,707		*10		144,635
Foreign Currency Translation Adjustments	(103,921)				(102,850)

Total Accumulated Other Comprehensive Income	80,906				146,687

Stock Acquisition Rights	2,754				2,158
Minority Interests	2,292,128				1,957,699

Total Net Assets	6,623,999				6,869,295

Total Liabilities and Net Assets	¥160,812,006	¥			165,360,501

1-12

Mizuho Financial Group, Inc.

(2) CONSOLIDATED STATEMENTS OF INCOME AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

[CONSOLIDATED STATEMENTS OF INCOME]

	Millions of yen
	For the fiscal year ended March 31, 2011	For the fiscal year ended March 31, 2012
Ordinary Income	¥2,716,791	¥		2,715,674
Interest Income	1,457,687			1,423,564
Interest on Loans and Bills Discounted	900,011			888,489
Interest and Dividends on Securities	356,583			348,453
Interest on Call Loans and Bills Purchased	5,062			6,580
Interest on Receivables under Resale Agreements	38,975			30,860
Interest on Securities Borrowing Transactions	9,479			9,922
Interest on Due from Banks	10,940			20,665
Other Interest Income	136,633			118,591
Fiduciary Income	49,388			49,014
Fee and Commission Income	562,485			566,888
Trading Income	243,983			150,317
Other Operating Income	307,276			355,745
Other Ordinary Income	95,970			170,143
Gains on Reversal of Reserves for Possible Losses on Loans	—			35,329
Recovery of Written-off Claims	—			39,384
Other	95,970		*1	95,429
Ordinary Expenses	2,128,292			2,067,112
Interest Expenses	348,242			335,223
Interest on Deposits	108,844			102,481
Interest on Negotiable Certificates of Deposit	24,267			27,375
Interest on Debentures	6,533			384
Interest on Call Money and Bills Sold	8,572			8,628
Interest on Payables under Repurchase Agreements	47,800			33,912
Interest on Securities Lending Transactions	14,089			14,407
Interest on Commercial Paper	121			874
Interest on Borrowed Money	30,616			35,046
Interest on Short-term Bonds	1,950			2,091
Interest on Bonds and Notes	83,299			72,753
Other Interest Expenses	22,146			37,266
Fee and Commission Expenses	103,660			107,954
Other Operating Expenses	143,596			99,277
General and Administrative Expenses	1,277,848			1,283,847
Other Ordinary Expenses	254,945		*2	240,809

Ordinary Profits	¥588,498	¥		648,561

1-13

Mizuho Financial Group, Inc.

	Millions of yen
	For the fiscal year ended March 31, 2011	For the fiscal year ended March 31, 2012
Extraordinary Gains	¥60,242	¥		92,881
Gains on Disposition of Tangible Fixed Assets	96			1,540
Gains on Negative Goodwill Incurred	—			91,180
Gains on Reversal of Reserves for Possible Losses on Loans	20,325			—
Recovery on Written-off Claims	36,495			—
Reversal of Reserve for Contingent Liabilities from Financial Instruments and Exchange	766			160
Other Extraordinary Gains	2,557			—

Extraordinary Losses	13,315			24,993
Losses on Disposition of Tangible Fixed Assets	4,917			6,849
Losses on Impairment of Fixed Assets	3,546			7,067
Other Extraordinary Losses	4,852	*	3	11,076

Income before Income Taxes and Minority Interests	635,425			716,449

Income Taxes:
Current	18,336			55,332
Deferred	120,123			97,494
Total Income Taxes	138,460			152,827

Income before Minority Interests	496,965			563,621

Minority Interests in Net Income	83,736			79,102

Net Income	¥413,228	¥		484,519

1-14

Mizuho Financial Group, Inc.

[CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME]

	Millions of yen
	For the fiscal year ended March 31, 2011	For the fiscal year ended March 31, 2012
Income before Minority Interests	¥496,965	¥		563,621
Other Comprehensive Income	(230,296)		*1	63,962
Net Unrealized Gains (Losses) on Other Securities	(204,201)			51,913
Deferred Gains or Losses on Hedges	(14,463)			(1,560)
Revaluation Reserve for Land	(21)			11,821
Foreign Currency Translation Adjustments	(11,953)			(1,106)
Share of Other Comprehensive Income of Associates Accounted for Using Equity Method	344			2,894

Comprehensive Income	266,668			627,584

Comprehensive Income Attributable to Owners of the Parent	189,005			555,194
Comprehensive Income Attributable to Minority Interests	77,663			72,390

1-15

Mizuho Financial Group, Inc.

(3) CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

	Millions of yen
	For the fiscal year ended March 31, 2011	For the fiscal year ended March 31, 2012
Shareholders’ Equity
Common Stock and Preferred Stock
Balance as of the beginning of the period	¥1,805,565	¥2,181,375
Changes during the period
Issuance of New Shares	375,810	350
Increase in Stock due to Share Exchange	—	73,247

Total Changes during the period	375,810	73,597

Balance as of the end of the period	2,181,375	2,254,972

Capital Surplus
Balance as of the beginning of the period	552,135	937,680
Changes during the period
Issuance of New Shares	385,544	350
Increase in Stock due to Share Exchange	—	171,575
Disposition of Treasury Stock	—	178

Total Changes during the period	385,544	172,103

Balance as of the end of the period	937,680	1,109,783

Retained Earnings
Balance as of the beginning of the period	854,703	1,132,351
Changes during the period
Cash Dividends	(134,966)	(216,472)
Net Income	413,228	484,519
Disposition of Treasury Stock	(1,314)	(225)
Transfer from Revaluation Reserve for Land	701	4,893

Total Changes during the period	277,648	272,714

Balance as of the end of the period	1,132,351	1,405,066

Treasury Stock
Balance as of the beginning of the period	(5,184)	(3,196)
Changes during the period
Increase in Stock due to Share Exchange	—	(13,318)
Repurchase of Treasury Stock	(3)	(2,560)
Disposition of Treasury Stock	1,990	12,001

Total Changes during the period	1,987	(3,877)

Balance as of the end of the period	¥(3,196)	(7,074)

1-16

Mizuho Financial Group, Inc.

	Millions of yen
	For the fiscal year ended March 31, 2011	For the fiscal year ended March 31, 2012
Total Shareholders’ Equity
Balance as of the beginning of the period	¥3,207,219	¥4,248,209
Changes during the period
Issuance of New Shares	761,354	701
Increase in Stock due to Share Exchange	—	231,504
Cash Dividends	(134,966)	(216,472)
Net Income	413,228	484,519
Repurchase of Treasury Stock	(3)	(2,560)
Disposition of Treasury Stock	675	11,953
Transfer from Revaluation Reserve for Land	701	4,893

Total Changes during the period	1,040,990	514,539

Balance as of the end of the period	4,248,209	4,762,749

Accumulated Other Comprehensive Income
Net Unrealized Gains (Losses) on Other Securities
Balance as of the beginning of the period	176,931	(21,648)
Changes during the period
Net Changes in Items other than Shareholders’ Equity	(198,579)	59,505

Total Changes during the period	(198,579)	59,505

Balance as of the end of the period	(21,648)	37,857

Deferred Gains or Losses on Hedges
Balance as of the beginning of the period	83,093	68,769
Changes during the period
Net Changes in Items other than Shareholders’ Equity	(14,324)	(1,723)

Total Changes during the period	(14,324)	(1,723)

Balance as of the end of the period	68,769	67,045

Revaluation Reserve for Land
Balance as of the beginning of the period	138,430	137,707
Changes during the period
Net Changes in Items other than Shareholders’ Equity	(722)	6,928

Total Changes during the period	(722)	6,928

Balance as of the end of the period	137,707	144,635

Foreign Currency Translation Adjustments
Balance as of the beginning of the period	(92,623)	(103,921)
Changes during the period
Net Changes in Items other than Shareholders’ Equity	(11,297)	1,071

Total Changes during the period	(11,297)	1,071

Balance as of the end of the period	¥(103,921)	¥(102,850)

1-17

Mizuho Financial Group, Inc.

	Millions of yen
	For the fiscal year ended March 31, 2011	For the fiscal year ended March 31, 2012
Total Accumulated Other Comprehensive Income
Balance as of the beginning of the period	¥305,831	¥80,906
Changes during the period
Net Changes in Items other than Shareholders’ Equity	(224,924)	65,781

Total Changes during the period	(224,924)	65,781

Balance as of the end of the period	80,906	146,687

Stock Acquisition Rights
Balance as of the beginning of the period	2,301	2,754
Changes during the period
Net Changes in Items other than Shareholders’ Equity	452	(595)

Total Changes during the period	452	(595)

Balance as of the end of the period	2,754	2,158

Minority Interests
Balance as of the beginning of the period	2,321,700	2,292,128
Changes during the period
Net Changes in Items other than Shareholders’ Equity	(29,572)	(334,428)

Total Changes during the period	(29,572)	(334,428)

Balance as of the end of the period	2,292,128	1,957,699

Total Net Assets
Balance as of the beginning of the period	5,837,053	6,623,999
Changes during the period
Issuance of New Shares	761,354	701
Increase in Stock due to Share Exchange	—	231,504
Cash Dividends	(134,966)	(216,472)
Net Income	413,228	484,519
Repurchase of Treasury Stock	(3)	(2,560)
Disposition of Treasury Stock	675	11,953
Transfer from Revaluation Reserve for Land	701	4,893
Net Changes in Items other than Shareholders’ Equity	(254,044)	(269,243)

Total Changes during the period	786,946	245,296

Balance as of the end of the period	¥6,623,999	¥6,869,295

1-18

Mizuho Financial Group, Inc.

(4) CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen
	For the fiscal year ended March 31, 2011	For the fiscal year ended March 31, 2012
Cash Flow from Operating Activities
Income before Income Taxes and Minority Interests	¥635,425	¥716,449
Depreciation	165,840	165,436
Losses on Impairment of Fixed Assets	3,546	7,067
Amortization of Goodwill	—	2,802
Gains on Negative Goodwill Incurred	—	(91,180)
Equity in Loss (Gain) from Investments in Affiliates	6,185	(2,689)
Increase (Decrease) in Reserves for Possible Losses on Loans	(117,749)	(66,467)
Increase (Decrease) in Reserve for Possible Losses on Investments	(3)	(14)
Increase (Decrease) in Reserve for Possible Losses on Sales of Loans	(14,167)	(407)
Increase (Decrease) in Reserve for Contingencies	272	9,486
Increase (Decrease) in Reserve for Bonus Payments	(7,493)	(632)
Increase (Decrease) in Reserve for Employee Retirement Benefits	1,457	482
Increase (Decrease) in Reserve for Director and Corporate Auditor Retirement Benefits	126	17
Increase (Decrease) in Reserve for Reimbursement of Deposits	480	539
Increase (Decrease) in Reserve for Reimbursement of Debentures	2,519	6,849
Interest Income—accrual basis	(1,457,687)	(1,423,564)
Interest Expenses—accrual basis	348,242	335,223
Losses (Gains) on Securities	(86,011)	(121,258)
Losses (Gains) on Money Held in Trust	28	(6)
Foreign Exchange Losses (Gains)—net	386,503	104,847
Losses (Gains) on Disposition of Fixed Assets	4,821	5,309
Losses (Gains) on Securities related to Employees’ Retirement Benefits Tust	—	1,416
Decrease (Increase) in Trading Assets	179,713	(639,202)
Increase (Decrease) in Trading Liabilities	264,349	597,305
Decrease (Increase) in Derivatives other than for Trading Assets	1,869,501	612,691
Increase (Decrease) in Derivatives other than for Trading Liabilities	(1,922,481)	(295,324)
Decrease (Increase) in Loans and Bills Discounted	(1,241,644)	(1,192,565)
Increase (Decrease) in Deposits	3,440,653	(296,970)
Increase (Decrease) in Negotiable Certificates of Deposit	(487,805)	2,197,507
Increase (Decrease) in Debentures	(776,864)	(740,932)
Increase (Decrease) in Borrowed Money (excluding Subordinated Borrowed Money)	6,335,771	(1,173,814)
Decrease (Increase) in Due from Banks (excluding Due from Central Banks)	(405,202)	(53,286)
Decrease (Increase) in Call Loans, etc.	(332,420)	478,782
Decrease (Increase) in Guarantee Deposits Paid under Securities Borrowing Transactions	(796,610)	135,102
Increase (Decrease) in Call Money, etc.	(255,529)	1,531,518
Increase (Decrease) in Commercial Paper	226,167	138,909
Increase (Decrease) in Guarantee Deposits Received under Securities Lending Transactions	(1,126,927)	2,221,787
Decrease (Increase) in Foreign Exchange Assets	(291,489)	(46,710)
Increase (Decrease) in Foreign Exchange Liabilities	(5,083)	65,672
Increase (Decrease) in Short-term Bonds (Liabilities)	93,100	(47,299)
Increase (Decrease) in Bonds and Notes	563,711	(50,399)
Increase (Decrease) in Due to Trust Accounts	20,167	(42,469)
Interest and Dividend Income—cash basis	1,523,605	1,451,469
Interest Expenses—cash basis	(373,999)	(338,893)
Other—net	(296,250)	40,646

Subtotal	6,076,767	4,203,229

Cash Refunded (Paid) in Income Taxes	(25,249)	(40,201)

Net Cash Provided by (Used in) Operating Activities	6,051,517	4,163,027

1-19

Mizuho Financial Group, Inc.

	Millions of yen
	For the fiscal year ended March 31, 2011	For the fiscal year ended March 31, 2012
Cash Flow from Investing Activities
Payments for Purchase of Securities	(85,279,500)			(102,558,707)
Proceeds from Sale of Securities	71,215,909			82,444,484
Proceeds from Redemption of Securities	12,595,209			14,009,218
Payments for Increase in Money Held in Trust	(53,995)			(43,485)
Proceeds from Decrease in Money Held in Trust	51,080			94,295
Payments for Purchase of Tangible Fixed Assets	(75,803)			(53,613)
Payments for Purchase of Intangible Fixed Assets	(121,007)			(93,506)
Proceeds from Sale of Tangible Fixed Assets	362			11,707
Proceeds from Sale of Intangible Fixed Assets	9			0
Payments for Purchase of Stocks of Subsidiaries (affecting the scope of consolidation)	(2,012)			(634)
Proceeds from Sale of Stocks of Subsidiaries (affecting the scope of consolidation)	2,290			20
Payments for Purchase of Equity of Consolidated Subsidiaries	—			(294)
Proceeds from Sale of Equity of Consolidated Subsidiaries	—			14,838

Net Cash Provided by (Used in) Investing Activities	(1,667,457)			(6,175,676)

Cash Flow from Financing Activities
Proceeds from Subordinated Borrowed Money	—			8,000
Repayments of Subordinated Borrowed Money	(15,000)			(40,015)
Proceeds from Issuance of Subordinated Bonds	—			170,000
Payments for Redemption of Subordinated Bonds	(369,013)			(441,530)
Proceeds from Issuance of Common Stock	761,354			4
Proceeds from Investments by Minority Shareholders	1,697			627
Repayments to Minority Shareholders	—			(54,855)
Cash Dividends Paid	(133,925)			(215,901)
Cash Dividends Paid to Minority Shareholders	(90,062)			(106,383)
Payments for Repurchase of Treasury Stock	(3)			(2,560)
Proceeds from Sale of Treasury Stock	4			1,960

Net Cash Provided by (Used in) Financing Activities	155,051			(680,652)

Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents	(35,434)			(6,020)

Net Increase (Decrease) in Cash and Cash Equivalents	4,503,677			(2,699,322)

Cash and Cash Equivalents at the beginning of the fiscal year	4,678,783			9,182,461
Increase in Cash and Cash Equivalents from Newly Consolidated Subsidiary	—			0

Cash and Cash Equivalents at the end of the fiscal year	¥9,182,461	¥	*1	6,483,138

1-20

Mizuho Financial Group, Inc.

(5) MATTERS RELATED TO THE ASSUMPTION OF GOING CONCERN

There is no applicable information.

(6) FUNDAMENTAL AND IMPORTANT MATTERS FOR THE PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

1. Scope of Consolidation

a)	Number of consolidated subsidiaries: 149

Names of principal companies:

Mizuho Bank, Ltd.

Mizuho Corporate Bank, Ltd.

Mizuho Trust & Banking Co., Ltd.

Mizuho Securities Co., Ltd.

During the period, PT. Mizuho Balimor Finance and five other companies were newly consolidated as a result of acquisition of the stocks and other factors.

During the period, MCAL Corporation and eight other companies were excluded from the scope of consolidation as a result of dissolution and other factors.

b)	Number of non-consolidated subsidiaries: 0

2. Application of the Equity Method

a)	Number of non-consolidated subsidiaries under the equity method: 0

b)	Number of affiliates under the equity method: 23

Name of principal companies:

Orient Corporation

The Chiba Kogyo Bank, Ltd.

Joint Stock Commercial Bank for Foreign Trade of Vietnam

During the period, Joint Stock Commercial Bank for Foreign Trade of Vietnam and three other companies were newly included in the scope of the equity method as a result of acquisition of the stocks and other factors.

During the period, Japan Industrial Partners Inc. and two other companies were excluded from the scope of the equity method as a result of the sale of stocks and other factors.

c)	Number of non-consolidated subsidiaries not under the equity method: 0

d)	Affiliates not under the equity method:

Name of principal company:

Asian-American Merchant Bank Limited

Non-consolidated subsidiaries and affiliates not under the equity method are excluded from the scope of the equity method since such exclusion has no material effect on MHFG’s consolidated financial statements in terms of Net Income (Loss) (amount corresponding to MHFG’s equity position), Retained Earnings (amount corresponding to MHFG’s equity position), Deferred Gains or Losses on Hedges (amount corresponding to MHFG’s equity position) and others.

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Mizuho Financial Group, Inc.

3. Balance Sheet Dates of Consolidated Subsidiaries

a)	Balance sheet dates of consolidated subsidiaries are as follows:

The day before the last business day of June	5 companies
September 30	1 company
December 29	18 companies
December 31	56 companies
March 31	69 companies

b)	Consolidated subsidiaries with balance sheet dates of the day before the last business day of June and December 29 were consolidated based on their tentative financial statements as of and for the period ended December 31. Consolidated subsidiaries with balance sheet dates of September 30 were consolidated based on their tentative financial statements as of and for the period ended the consolidated balance sheet date.

Other consolidated subsidiaries were consolidated based on their financial statements as of and for the period ended their respective balance sheet dates.

The necessary adjustments have been made to the financial statements for any significant transactions that took place between their respective balance sheet dates and the date of the consolidated financial statements.

4. Special Purpose Entities Subject to Disclosure

a)	Summary of special purpose entities subject to disclosure and transactions with these special purpose entities

Mizuho Bank, Ltd. (“MHBK”) and Mizuho Corporate Bank, Ltd. (“MHCB”), which are consolidated subsidiaries of MHFG, granted loans, credit facilities and liquidity facilities to 20 special purpose entities (mainly incorporated in the Cayman Islands) in their borrowings and fund raising by commercial paper in order to support securitization of monetary assets of customers.

The aggregate assets and aggregate liabilities of these 20 special purpose entities at their respective balance sheet dates amounted to ¥2,111,218 million and ¥2,110,042 million, respectively. MHBK and MHCB do not own any shares with voting rights in any of these special purpose entities and have not dispatched any director or employee to them.

b)	Major transactions with these special purpose entities subject to disclosure as of or for the fiscal year ended March 31, 2012 are as follows:

As of March 31, 2012	Millions of yen
Loans	¥1,696,213
Credit and Liquidity Facilities	¥470,702

For the Fiscal Year ended March 31, 2012	Millions of yen
Interest Income on Loans	¥11,489
Fee and Commission Income, etc.	¥2,423

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Mizuho Financial Group, Inc.

5. STANDARDS OF ACCOUNTING METHOD

Amounts less than one million yen are rounded down.

1.	Credited Loans pursuant to Trading Securities and Trading Income & Expenses

(Additional Information)

In light of the commencement of business by the domestic consolidated banking subsidiary in the American States, credited loans held for the purpose of trading, are, in line with trading securities, recognized on a trade date basis and recorded in Other Debt Purchased on the consolidated balance sheet. Other Debt Purchased related to the relevant credited loans is stated at fair value at the consolidated balance sheet date.

Interest received and the gains or losses on the sale of the relevant credited loans during the fiscal year, including the gains or losses resulting from any change in the value between the beginning and the end of the fiscal year, are recognized in Other Operating Income and Other Operating Expenses on the consolidated statements of income.

2.	Trading Assets & Liabilities and Trading Income & Expenses

Trading transactions intended to take advantage of short-term fluctuations and arbitrage opportunities in interest rates, currency exchange rates, market prices of securities and related indices are recognized on a trade date basis and recorded in Trading Assets or Trading Liabilities on the consolidated balance sheet. Income or expenses generated on the relevant trading transactions are recorded in Trading Income or Trading Expenses on the consolidated statement of income.

Securities and other monetary claims held for trading purposes are stated at fair value at the consolidated balance sheet date. Derivative financial products, such as swaps, futures and option transactions, are stated at fair value, assuming that such transactions are terminated and settled at the consolidated balance sheet date.

Trading Income and Trading Expenses include the interest received and the interest paid during the fiscal year, the gains or losses resulting from any change in the value of securities and other monetary claims between the beginning and the end of the fiscal year, and the gains or losses resulting from any change in the value of financial derivatives between the beginning and the end of the fiscal year, assuming they were settled at the end of the fiscal year.

3.	Securities

(i) Bonds held to maturity are stated at amortized cost (straight-line method) and determined by the moving average method. Investments in non-consolidated subsidiaries and affiliates, which are not under the equity method, are stated at acquisition cost and determined by the moving average method. Other Securities which have readily determinable fair value are stated at fair value. Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the consolidated balance sheet date. Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date (cost of securities sold is calculated primarily by the moving average method). Other Securities, the fair values of which are extremely difficult to determine, are stated at acquisition cost or amortized cost and determined by the moving average method.

The net unrealized gains (losses) on Other Securities are included directly in Net Assets, net of applicable income taxes after excluding gains and losses as a result of the fair-value hedge method.

(ii) Securities which are held as trust assets in Money Held in Trust accounts are valued in the same way as given in (i) above.

4.	Derivative Transactions

Derivative transactions (other than transactions for trading purposes) are valued at fair value.

5.	Depreciation

(1) Tangible Fixed Assets (Except for Lease Assets)

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Mizuho Financial Group, Inc.

Depreciation of buildings is computed mainly by the straight-line method, and that of others is computed mainly by the declining-balance method. The range of useful lives is as follows:

Buildings:	2 years to 50 years
Others:	2 years to 20 years

(2) Intangible Fixed Assets (Except for Lease Assets)

Amortization of Intangible Fixed Assets is computed by the straight-line method. Development costs for internally-used software are capitalized and amortized over their estimated useful lives of mainly five years as determined by MHFG and consolidated subsidiaries.

(3) Lease Assets

Depreciation of lease assets booked in Tangible Fixed Assets and Intangible Fixed Assets which are concerned with finance lease transactions that do not transfer ownership is mainly computed by the same method as the one applied to fixed assets owned by us.

6.	Deferred Assets

(1) Stock issuance costs

Stock issuance costs are expensed as incurred.

(2) Bond issuance costs

Bond issuance costs are expensed as incurred.

(3) Debenture issuance costs

Debenture issuance costs are expensed as incurred.

(4) Bond discounts

Bonds are stated at amortized costs computed by the straight-line method on the consolidated balance sheets.

Bond discounts booked on the consolidated balance sheets as of March 31, 2006 are amortized under the straight-line method over the term of the bond by applying the previous accounting method and the unamortized balance is directly deducted from bonds, based on the tentative measure stipulated in the “Tentative Solution on Accounting for Deferred Assets” (ASBJ Report No. 19, August 11, 2006).

7.	Reserves for Possible Losses on Loans

Reserves for Possible Losses on Loans of major domestic consolidated subsidiaries are maintained in accordance with internally established standards for write-offs and reserve provisions.

For claims extended to obligors that are legally bankrupt under the Bankruptcy Law, Special Liquidation under the Company Law or other similar laws (“Bankrupt Obligors”), and to obligors that are effectively in similar conditions (“Substantially Bankrupt Obligors”), reserves are maintained at the amounts of claims net of direct write-offs described below and expected amounts recoverable from the disposition of collateral and the amounts recoverable under guarantees. For claims extended to obligors that are not yet legally or formally bankrupt but are likely to be bankrupt (“Intensive Control Obligors”), reserves are maintained at the amounts deemed necessary based on overall solvency analyses of the amounts of claims net of expected amounts recoverable from the disposition of collateral and the amounts recoverable under guarantees.

For claims extended to Intensive Control Obligors and Obligors with Restructured Loans and others, if the exposure to an obligor exceeds a certain specific amount, reserves are provided as follows: (i) if future cash flows of the principal and interest can be reasonably estimated, the discounted cash flow method is applied, under which the reserve is determined as the difference between the book value of the loan and its present value of future cash flows discounted using the contractual interest rate before the loan was classified as a Restructured Loan, and (ii) if future cash flows of the principal and interest cannot be reasonably estimated, reserves are provided for the losses estimated for each individual loan. For claims extended to other obligors, reserves are maintained at rates derived from historical credit loss experience and other factors. Reserve for Possible Losses on Loans to Restructuring Countries is maintained in order to cover possible losses based on analyses of the political and economic climates of the countries.

All claims are assessed by each claim origination department in accordance with the internally established “Self-assessment Standard,” and the results of the assessments are verified and examined by the independent examination departments. Reserves for Possible Losses on Loans are provided for on the basis of such verified assessments.

In the case of claims to Bankrupt Obligors and Substantially Bankrupt Obligors, which are collateralized or guaranteed by a third party, the amounts deemed uncollectible (calculated by deducting the anticipated proceeds from the sale of collateral pledged against the claims and amounts that are expected to be recovered from guarantors of the claims) are written off against the respective claims balances. The total directly written-off amount was ¥327,650 million.

Other consolidated subsidiaries provide the amount necessary to cover the loan losses based upon past experience and other factors for general claims and the assessment for each individual loan for other claims.

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Mizuho Financial Group, Inc.

8.	Reserve for Possible Losses on Investments

Reserve for Possible Losses on Investments is maintained to provide against possible losses on investments in securities, after taking into consideration the financial condition and other factors concerning the investee company.

Except for securitization products which are included as reference assets of another securitization schemes of the Group’s domestic banking subsidiary, Reserve for Possible Losses on Investments is provided against unrealized losses on securitization products related with the discontinuation of business regarding credit investments primarily in Europe which were made as an alternative to loans by the Group’s domestic banking subsidiary. Since securities are recognized at fair value on the consolidated balance sheet, the balance of Securities is offset against that of Reserve for Possible Losses on Investments by ¥1,292 million.

9.	Reserve for Bonus Payments

Reserve for Bonus Payments, which is provided for future bonus payments to employees, is maintained at the amount accrued at the end of the fiscal year, based on the estimated future payments.

10.	Reserve for Employee Retirement Benefits

Reserve for Employee Retirement Benefits (including Prepaid Pension Cost), which is provided for future benefit payments to employees, is recorded as the required amount, based on the projected benefit obligation and the estimated plan asset amounts at the end of the fiscal year. Unrecognized actuarial differences are recognized as income or expenses from the following fiscal year under the straight-line method over a certain term within the average remaining service period of the employees of the respective fiscal year.

11.	Reserve for Director and Corporate Auditor Retirement Benefits

Reserve for Director and Corporate Auditor Retirement Benefits, which is provided for future retirement benefit payments to directors, corporate auditors, and executive officers, is recognized at the amount accrued at the end of the respective fiscal year, based on the internally established standards.

12.	Reserve for Possible Losses on Sales of Loans

Reserve for Possible Losses on Sales of Loans is provided for possible future losses on sales of loans at the amount deemed necessary based on a reasonable estimate of possible future losses.

13.	Reserve for Contingencies

Reserve for Contingencies is maintained to provide against possible losses from contingencies, which are not covered by other specific reserves in off-balance transactions, trust transactions and others. The balance is an estimate of possible future losses, on an individual basis, considered to require a reserve.

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Mizuho Financial Group, Inc.

14.	Reserve for Reimbursement of Deposits

Reserve for Reimbursement of Deposits is provided against the losses for the deposits derecognized from the liabilities at the estimated amount of future claims for withdrawal by depositors and others.

15.	Reserve for Reimbursement of Debentures

Reserve for Reimbursement of Debentures is provided for the debentures derecognized from Liabilities at the estimated amount for future claims.

16.	Reserve under Special Laws

Reserve under Special Laws is Reserve for Contingent Liabilities from Financial Instruments and Exchange. This is the reserve pursuant to Article 46-5, Paragraph 1 and Article 48-3, Paragraph 1 of the Financial Instruments and Exchange Law to indemnify the losses incurred from accidents in the purchase and sale of securities, other transactions or derivative transactions.

17.	Assets and Liabilities denominated in foreign currencies

Assets and Liabilities denominated in foreign currencies and accounts of overseas branches of domestic consolidated banking subsidiaries and a domestic consolidated trust banking subsidiary are translated into Japanese yen primarily at the exchange rates in effect at the consolidated balance sheet date, with the exception of the investments in non-consolidated subsidiaries and affiliates not under the equity method, which are translated at historical exchange rates.

Assets and Liabilities denominated in foreign currencies of the consolidated subsidiaries, except for the transactions mentioned above, are translated into Japanese yen primarily at the exchange rates in effect at the respective balance sheet dates.

18.	Hedge Accounting

(1) Interest Rate Risk

The deferred method, the fair-value hedge method or the exceptional accrual method for interest rate swaps are applied as hedge accounting methods.

The portfolio hedge transaction for a large volume of small-value monetary claims and liabilities of domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries is accounted for in accordance with the method stipulated in the “Accounting and Auditing Treatment relating to Adoption of Accounting Standards for Financial Instruments for Banks” (JICPA Industry Audit Committee Report No.24).

The effectiveness of hedging activities for the portfolio hedge transaction for a large volume of small-value monetary claims and liabilities is assessed as follows:

(i) as for hedging activities to offset market fluctuation risks, the effectiveness is assessed by bracketing both the hedged instruments, such as deposits and loans, and the hedging instruments, such as interest-rate swaps, in the same maturity bucket.

(ii) as for hedging activities to fix the cash flows, the effectiveness is assessed based on the correlation between a base interest rate index of the hedged instrument and that of the hedging instrument.

The effectiveness of the individual hedge is assessed based on the comparison of the fluctuation in the market or of cash flows of the hedged instruments with that of the hedging instruments.

Among Deferred Gains or Losses on Hedges recorded on the consolidated balance sheet, those deferred hedge losses are included that resulted from the application of the macro-hedge method based on the “Tentative Accounting and Auditing Treatment relating to Adoption of Accounting Standards for Financial Instruments for Banks” (JICPA Industry Audit Committee Report No.15), under which the overall interest rate risks inherent in loans, deposits and others are controlled on a macro-basis using derivatives transactions. The deferred hedge gains/losses are amortized as interest income or interest expenses over the remaining maturity and average remaining maturity of the respective hedging instruments. The unamortized amounts of gross deferred hedge losses and gross deferred hedge gains on the macro-hedges, before net of applicable income taxes were ¥7,813 million and ¥5,732 million, respectively.

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Mizuho Financial Group, Inc.

(2) Foreign Exchange Risk

Domestic consolidated banking subsidiaries and some of domestic consolidated trust banking subsidiaries apply the deferred method of hedge accounting to hedge foreign exchange risks associated with various financial assets and liabilities denominated in foreign currencies as stipulated in the “Accounting and Auditing Treatment relating to Adoption of Accounting Standards for Foreign Currency Transactions for Banks” (JICPA Industry Audit Committee Report No.25). The effectiveness of the hedge is assessed by confirming that the amount of the foreign currency position of the hedged monetary claims and liabilities is equal to or larger than that of currency-swap transactions, exchange swap transactions, and similar transactions designated as the hedging instruments of the foreign exchange risk.

In addition to the above methods, these subsidiaries apply the deferred method or the fair-value hedge method to portfolio hedges of the foreign exchange risks associated with investments in subsidiaries and affiliates in foreign currency and Other Securities in foreign currency (except for bonds) identified as hedged items in advance, as long as the amount of foreign currency payables of spot and forward foreign exchange contracts exceeds the amount of acquisition cost of the hedged foreign securities in foreign currency.

(3) Inter-company Transactions

Inter-company interest rate swaps, currency swaps and similar derivatives among consolidated companies or between trading accounts and other accounts, which are designated as hedges, are not eliminated and related gains and losses are recognized in the statement of income or deferred under hedge accounting, because these inter-company derivatives are executed according to the criteria for appropriate outside third-party cover operations which are treated as hedge transactions objectively in accordance with JICPA Industry Audit Committee Reports No. 24 and 25.

19.	Consumption Taxes and other

With respect to MHFG and its domestic consolidated subsidiaries, Japanese consumption taxes and local consumption taxes are excluded from transaction amounts.

20.	Amortization Method of Goodwill and Amortization Period

Goodwill of Mizuho Trust & Banking Co., Ltd. is amortized over a period of 20 years under the straight-line method. Goodwill of Eurekahedge Pte, Ltd. is amortized over a period of 10 years under the straight-line method. Goodwill of PT. Mizuho Balimor Finance is amortized over a period of 9 years. The amount of other Goodwill is expensed as incurred since the amount has no material impact.

21.	Scope of Cash and Cash Equivalents on Consolidated Statements of Cash Flows

For the purpose of the consolidated statement of cash flows, Cash and Cash Equivalents consists of cash and due from central banks included in Cash and Due from Banks on the consolidated balance sheet.

(7) ISSUED BUT NOT YET ADOPTED ACCOUNTING STANDARD AND OTHERS

1.	Revised ASBJ Statement No. 22 “Accounting Standard for Consolidated Financial Statements” (March 25, 2011)

This accounting standard mainly represents a revision to the “Concrete Treatments Related to the Revision of the Definition of the Subsidiaries and Affiliates within the Consolidated Financial Statement System” (Business Accounting Council, October 30, 1998)III. Prior to the revision, special purpose entities that met specific conditions were presumed not to be subsidiaries of investors in and companies transferring assets to the relevant special purpose entities. After the revision, this treatment only applies to companies transferring assets to the special purpose entities.

Mizuho Financial Group is scheduled to apply this accounting standard from the beginning of the fiscal year starting on April 1, 2013.

On adoption of this accounting standard, those special purpose entities that had not previously been treated as subsidiaries, where the transferor of the assets to the special purpose entity is not a domestic bank subsidiary, will be newly included within the scope of consolidation.

The impact of the application of this accounting standard and others issued but not yet adopted is currently under consideration.

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Mizuho Financial Group, Inc.

(8) CHANGE IN PRESENTATION OF FINANCIAL STATEMENTS

Certain items in expenses regarding stock transfer agency business and pension management business, which had been recorded as “General and Administrative Expenses” in some domestic consolidated trust bank subsidiary until the previous fiscal year, have been recorded as “Fee and Commission Expenses” beginning with this fiscal year, from the standpoint that we should disclose our financial information which reflects economic conditions more clearly in a manner that actively responds to our profits, after turning the relevant trust bank subsidiary into a wholly-owned subsidiary of MHFG.

In order to reflect the change in presentation of financial statements, reclassification of the previous fiscal year has been made accordingly. As a result, “Fee and Commission Expenses” ¥95,693 million and “General and Administrative Expenses” ¥1,285,815 million presented in the previous fiscal year have been reclassified as “Fee and Commission Expenses” ¥103,660 million and “General and Administrative Expenses” ¥1,277,848 million.

(9) ADDITIONAL INFORMATION

1.	Mizuho Financial Group has applied “The Accounting Standard for Accounting Changes and Error Corrections” (ASBJ Statement No.24, December 4, 2009) and “Guidance on the Accounting Standard for Accounting Changes and Error Corrections” (ASBJ Guidance No.24, December 4, 2009) beginning with the treatment of accounting changes and corrections of prior period errors that are made after the beginning of this fiscal year.

Based on “Practical Guidelines on Accounting Standards for Financial Instruments” (JICPA Accounting Practice Committee Statement No.14), “Reversal of Reserves for Possible Losses on Loans” and “Recovery on Written-off Claims” have been recorded in “Other Ordinary Income” beginning with this fiscal year. However, retrospective application was not made for the previous fiscal period.

2.	One of our consolidated foreign securities subsidiaries has received requests for information from the U.S. Securities and Exchange Commission concerning the structuring and offering of certain securitization transactions involving subprime mortgages. It has been responding to such requests. In consideration of the individual risk and other factors , the estimated amount of loss calculated by a reasonable method has been recorded in the financial statements.

3.	Mizuho Financial Group, Inc. (“MHFG”), Mizuho Bank, Ltd. (“MHBK”) and Mizuho Corporate Bank, Ltd. (“MHCB”) announced on November 14, 2011 in the release titled “Memorandum of Understanding on Merger between Mizuho Bank, Ltd. and Mizuho Corporate Bank, Ltd.” that MHBK and MHCB plan to conduct a merger (the “Merger”) by around the end of the first half of fiscal year 2013, on the assumption that filings will have been made to, and permission obtained from, the relevant authorities in Japan and any foreign countries. MHFG, MHBK and MHCB determined at their respective meetings of the board of directors held on March 30, 2012 that the effective date of the Merger shall be July 1, 2013.

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(10) NOTES

(NOTES TO CONSOLIDATED BALANCE SHEET)

1.	Securities include shares of ¥259,512 million and investments of ¥421 million in non-consolidated subsidiaries and affiliates.

2.	Unsecured loaned securities which the borrowers have the right to sell or repledge amounted to ¥4,149 million and are included in trading securities under Trading Assets. MHFG has the right to sell or repledge some of unsecured borrowed securities, securities purchased under resale agreements and securities borrowed with cash collateral. Among them, the total of securities repledged was ¥8,097,653 million and securities neither repledged nor re-loaned was ¥2,992,464 million, respectively.

3.	Loans and Bills Discounted include Loans to Bankrupt Obligors of ¥40,767 million and Non-Accrual Delinquent Loans of ¥582,618 million.

Loans to Bankrupt Obligors are loans, excluding loans written-off, on which delinquencies in payment of principal and/or interest have continued for a significant period of time or for some other reason there is no prospect of collecting principal and/or interest (“Non-Accrual Loans”), as per Article 96, Paragraph 1, Item 3, Subsections 1 to 5 or Item 4 of the Corporate Tax Law Enforcement Ordinance (Government Ordinance No. 97, 1965).

Non-Accrual Delinquent Loans represent Non-Accrual Loans other than (i) Loans to Bankrupt Obligors and (ii) loans on which interest payments have been deferred in order to assist or facilitate the restructuring of the obligors.

4.	Balance of Loans Past Due for Three Months or More: ¥20,246 million

Loans Past Due for Three Months or More are loans on which payments of principal and/or interest have not been made for a period of three months or more since the next day following the first due date without such payments, and which are not included in Loans to Bankrupt Obligors, or Non-Accrual Delinquent Loans.

5.	Balance of Restructured Loans: ¥589,515 million

Restructured Loans represent loans whose contracts were amended in favor of obligors (e.g. reduction of, or exemption from, stated interest, deferral of interest payments, extension of maturity dates and renunciation of claims) in order to assist or facilitate the restructuring of the obligors. Loans to Bankrupt Obligors, Non-Accrual Delinquent Loans and Loans Past Due for Three Months or More are not included.

6.	Total balance of Loans to Bankrupt Obligors, Non-Accrual Delinquent Loans, Loans Past Due for Three Months or More, and Restructured Loans: ¥1,233,147 million

The amounts given in Notes 3 through 6 above are gross amounts before deduction of amounts for the Reserves for Possible Losses on Loans.

7.	In accordance with “Treatment of Accounting and Auditing of Application of Accounting Standard for Financial Instruments in the Banking Industry” (JICPA Industry Audit Committee Report No. 24), bills discounted are accounted for as financing transactions. The banking subsidiaries have rights to sell or pledge these bankers’ acceptances, commercial bills, documentary bills and foreign exchange bills purchased. The face value of these bills amounted to ¥823,095 million.

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8.	The following assets were pledged as collateral:

Cash and Due from Banks:	¥130 million
Trading Assets:	¥6,013,994 million
Securities:	¥21,164,469 million
Loans and Bills Discounted:	¥8,938,619 million
Other Assets:	¥7,977 million
Tangible Fixed Assets:	¥94 million

The following liabilities were collateralized by the above assets:

Deposits:	¥449,657 million
Call Money and Bills Sold:	¥1,596,300 million
Payables under Repurchase Agreements:	¥5,393,206 million
Guarantee Deposits Received under Securities Lending Transactions:	¥7,501,763 million
Borrowed Money:	¥12,874,822 million

In addition to the above, the settlement accounts of foreign and domestic exchange transactions or derivatives transactions and others were collateralized, and margins for futures transactions were substituted by Cash and Due from Banks of ¥19,397 million, Trading Assets of ¥205,088 million and Securities of ¥2,300,771 million and Loans and Bills Discounted of ¥73,206 million.

None of the assets was pledged as collateral in connection with borrowings by the non-consolidated subsidiaries and affiliates.

Other Assets includes guarantee deposits of ¥106,625 million, collateral pledged for derivatives transactions of ¥549,980 million, margins for futures transactions of ¥92,841 million and other guarantee deposits of ¥49,449 million.

Rediscount of bills is conducted as financing transaction based on the JICPA Industry Audit Committee Report No. 24. There was no balance for bankers’ acceptances, commercial bills, documentary bills or foreign exchange bills purchased.

9.	Overdraft protection on current accounts and contracts of the commitment line for loans are contracts by which banking subsidiaries are bound to extend loans up to the prearranged amount, at the request of customers, unless the customer is in breach of contract conditions. The unutilized balance of these contracts amounted to ¥59,863,135 million. Of this amount, ¥52,139,576 million relates to contracts of which the original contractual maturity is one year or less, or which are unconditionally cancelable at any time.

Since many of these contracts expire without being exercised, the unutilized balance itself does not necessarily affect future cash flows. A provision is included in many of these contracts that entitles the banking subsidiaries to refuse the execution of loans, or reduce the maximum amount under contracts when there is a change in the financial situation, necessity to preserve a claim or other similar reasons. The banking subsidiaries require collateral such as real estate and securities when deemed necessary at the time the contract is entered into. In addition, they periodically monitor customers’ business conditions in accordance with internally established standards and take necessary measures to manage credit risks such as amendments to contracts.

10.	In accordance with the Land Revaluation Law (Proclamation No.34 dated March 31, 1998), land used for business operations of domestic consolidated banking subsidiaries was revalued. The applicable income taxes on the entire excess of revaluation are included in Deferred Tax Liabilities for Revaluation Reserve for Land under Liabilities, and the remainder, net of applicable income taxes, is stated as Revaluation Reserve for Land included in Net Assets.

Revaluation date: March 31, 1998

Revaluation method as stated in Article 3, Paragraph 3 of the above law: Land used for business operations was revalued by calculating the value on the basis of the valuation by road rating stipulated in Article 2, Paragraph 4 of the Enforcement Ordinance relating to the Land Revaluation Law (Government Ordinance No.119 promulgated on March 31, 1998) with reasonable adjustments to compensate for sites with long depth and other factors, and also on the basis of the appraisal valuation stipulated in Paragraph 5.

The difference at the consolidated balance sheet date between the total fair value of land for business operation purposes, which has been revalued in accordance with Article 10 of the above-mentioned law, and the total book value of the land after such revaluation was ¥165,480 million.

11.	Accumulated Depreciation of Tangible Fixed Assets amounted to ¥ 827,245 million.

12.	The book value of Tangible Fixed Assets adjusted for gains on sales of replaced assets and others amounted to ¥35,878 million.

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13.	Borrowed Money includes subordinated borrowed money of ¥612,543 million with a covenant that performance of the obligation is subordinated to that of other obligations.

14.	Bonds and Notes includes subordinated bonds of ¥1,436,608 million.

15.	The principal amounts of money trusts with contracts indemnifying the principal amounts, which are entrusted to domestic consolidated trust banking subsidiaries, are ¥741,934 million.

16.	Liabilities for guarantees on corporate bonds included in Securities, which were issued by private placement (Article 2, Paragraph 3 of the Financial Instruments and Exchange Law) amounted to ¥953,446 million.

17.	Projected pension benefit obligations, etc. as of the consolidated balance sheet date are as follows:

Millions of yen
Projected Benefit Obligations	¥(1,328,823)
Plan Assets (fair value)	1,311,886
Unfunded Retirement Benefit Obligations	(16,937)
Unrecognized Actuarial Differences	418,892
Net Amounts on Consolidated Balance Sheet	¥401,955
Prepaid Pension Cost	438,008
Reserve for Employee Retirement Benefits	(36,053)

(NOTES TO CONSOLIDATED STATEMENT OF INCOME)

1.	Other within Other Ordinary Income includes gains on sales of stocks of ¥54,989 million.

2.	Other Ordinary Expenses includes losses on impairment (devaluation) of stocks of ¥49,315 million, losses on sales of stocks of ¥39,350 million, and losses on write-offs of loans of ¥38,566 million.

3.	Other Extraordinary Losses includes special retirement payment in the securities subsidiary of ¥10,005 million.

(NOTES TO CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME)

1.	Reclassification adjustments and the related tax effects concerning Other Comprehensive Income

Net Unrealized Gains on Other Securities:
The amount arising during the period	¥239,911	million
Reclassification adjustments	¥(149,733)	million

Before adjustments to tax effects	¥90,178	million
The amount of tax effects	¥(38,264)	million

Net Unrealized Gains on Other Securities	¥51,913	million

Deferred Gains or Losses on Hedges:
The amount arising during the period	¥44,119	million
Reclassification adjustments	¥(55,749)	million

Before adjustments to tax effects	¥(11,630)	million
The amount of tax effects	¥10,070	million

Deferred Gains or Losses on Hedges	¥(1,560)	million

Revaluation Reserve for Land:
The amount arising during the period	—
Reclassification adjustments	—

Before adjustments to tax effects	—
The amount of tax effects	¥11,821	million

Revaluation Reserve for Land	¥11,821	million

Foreign Currency Translation Adjustments:
The amount arising during the period	¥(2,123)	million
Reclassification Adjustments	¥1,016	million

Before adjustments to tax effects	¥(1,106)	million
The amount of tax effects	—
Foreign Currency Translation Adjustments	¥(1,106)	million

Share of Other Comprehensive Income of Associates Accounted for Using Equity Method:
The amount arising during the period	¥2,894	million

The total amount of Other Comprehensive Income	¥63,962	million

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Mizuho Financial Group, Inc.

(NOTES TO CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS)

1. Types and number of issued shares and of treasury stock are as follows:

	Thousands of Shares
	As of April 1, 2011	Increase during the fiscal year	Decrease during the fiscal year	As of March 31, 2012	Remarks
Issued shares
Common stock	21,782,185	2,265,980	—	24,048,165	*1
Eleventh Series Class XI Preferred Stock	914,752	—	—	914,752
Thirteenth Series Class XIII Preferred Stock	36,690	—	—	36,690

Total	22,733,627	2,265,980	—	24,999,607

Treasury stock
Common stock	5,656	133,814	102,424	37,046	*2
Eleventh Series Class XI Preferred Stock	497,866	43,207	—	541,073	*3

Total	503,522	177,022	102,424	578,120

*1.	Increases are due to request for acquisition (conversion) of preferred stock (151,921 thousand shares), exercise of stock acquisition rights (stock option) (4,748 thousand shares) , and increase in stock due to share exchange (2,109,310 thousand shares).
*2.	Increases are due to repurchase of shares associated with share exchange (22,027 thousand shares), repurchase of shares constituting less than one unit (42 thousand shares), acquisition of shares by subsidiaries and others due to share exchange (111,744 thousand shares). Decreases are due to exercise of stock acquisition rights (stock option) (547 thousand shares), repurchase of shares constituting less than one unit (23 thousand shares) and disposition of shares acquired by subsidiaries and others due to share exchange (101,853 thousand shares).
*3.	Increases are due to request for acquisition (conversion) of preferred stock.

2. Stock acquisition rights and treasury stock acquisition rights are as follows:

Category	Breakdown of stock acquisition rights		Class of shares to be issued or transferred upon exercise of stock acquisition rights	Number of shares to be issued or transferred upon exercise of stock acquisition rights (Shares)				Balance as of March 31, 2012 (Millions of yen)	Remarks
				As of April 1, 2011	Increase during the fiscal year	Decrease during the fiscal year	As of March 31, 2012
MHFG	Stock acquisition rights		—	—	—	—	—	—
	(Treasury stock acquisition rights	)		(—)	(—)	(—)	(—)	(—)
	Stock acquisition rights as stock option				—			2,158
Consolidated subsidiaries					—			—
(Treasury stock acquisition rights)								(—)
Total					—			2,158
(—)

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Mizuho Financial Group, Inc.

3. Cash dividends distributed by MHFG are as follows:

(1) Cash dividends paid during the fiscal year ended March 31, 2012

	Resolution		Type	Cash Dividends (Millions of yen)	Cash Dividends per Share (Yen)	Record Date	Effective Date
	June 21, 2011		Common Stock	130,659	6	March 31, 2011	June 21, 2011
[	Ordinary General Meeting of Shareholders	]	Eleventh Series Class XI Preferred Stock	8,337	20	March 31, 2011	June 21, 2011
			Thirteenth Series Class XIII Preferred Stock	1,100	30	March 31, 2011	June 21, 2011

	November 14, 2011		Common Stock	72,025	3	September 30, 2011	December 7, 2011
[	The Board of Directors	]	Eleventh Series Class XI Preferred Stock	3,834	10	September 30, 2011	December 7, 2011
			Thirteenth Series Class XIII Preferred Stock	550	15	September 30, 2011	December 7, 2011

	Total			216,507

(2) Cash dividends with record dates falling in the fiscal year ended March 31, 2012 and effective dates coming after the end of the fiscal year

	Resolution		Type	Cash Dividends (Millions of yen)	Resource of Dividends	Cash Dividends per Share (Yen)	Record Date	Effective Date
			Common Stock	72,063	Retained Earnings	3	March 31, 2012	June 26, 2012
	June 26, 2012		Eleventh Series Class XI Preferred Stock	3,736	Retained Earnings	10	March 31, 2012	June 26, 2012
[	Ordinary General Meeting of Shareholders	]	Thirteenth Series Class XIII Preferred Stock	550	Retained Earnings	15	March 31, 2012	June 26, 2012

Cash dividends on common stock and preferred stock are proposed as above as a matter to be resolved at the ordinary general meeting of shareholders scheduled to be held on June 26, 2012.

(NOTES TO CONSOLIDATED STATEMENT OF CASH FLOWS)

1. Cash and Cash Equivalents at the end of the fiscal year on the consolidated statement of cash flows reconciles to Cash and Due from Banks on the consolidated balance sheet as follows:

Millions of yen
Cash and Due from Banks	¥7,278,477
Due from Banks excluding central banks	(795,339)

Cash and Cash Equivalents	¥6,483,138

2. Significant non-fund transaction:

Transaction as a result of turning Mizuho Trust & Banking Co., Ltd., Mizuho Securities Co., Ltd., and Mizuho Investors Securities Co., Ltd. into wholly-owned subsidiaries by means of the share exchange.

Millions of yen
Increase in Common Stock	¥73,247
Increase in Capital Surplus	171,575
Increase in Treasury Stock	13,318
Amount of additionally acquired shares of the subsidiaries	231,504

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Mizuho Financial Group, Inc.

(FINANCIAL INSTRUMENTS)

Matters relating to fair value of financial instruments and others

1. The following are the consolidated balance sheet amounts, fair values and differences between them as of March 31, 2012. Unlisted stocks and others, the fair values of which are extremely difficult to determine, are excluded from the table below.

	(Unit: Millions of yen)
	Consolidated Balance Sheet Amount	Fair Value	Difference
(1) Cash and Due from Banks (*1)	7,277,642	7,277,642	—
(2) Call Loans and Bills Purchased (*1)	248,733	248,733	—
(3) Receivables under Resale Agreements	7,123,397	7,123,397	—
(4) Guarantee Deposits Paid under Securities Borrowing Transactions	6,406,409	6,406,409	—
(5) Other Debt Purchased (*1)	1,540,618	1,538,532	(2,086)
(6) Trading Assets Trading Securities	9,821,312	9,821,312	—
(7) Money Held in Trust (*1)	71,414	71,414	—
(8) Securities
Bonds Held to Maturity	1,801,614	1,816,139	14,525
Other Securities	48,834,754	48,834,754	—
(9) Loans and Bills Discounted	63,800,509
Reserves for Possible Losses on Loans (*1)	(600,616)
	63,199,892	63,446,573	246,680

Total Assets	146,325,791	146,584,911	259,119

(1) Deposits	78,811,909	78,755,639	(56,270)
(2) Negotiable Certificates of Deposit	11,824,746	11,824,450	(296)
(3) Call Money and Bills Sold	5,668,929	5,668,929	—
(4) Payables under Repurchase Agreements	12,455,152	12,455,152	—
(5) Guarantee Deposits Received under Securities Lending Transactions	7,710,373	7,710,373	—
(6) Trading Liabilities Securities Sold, Not yet Purchased	4,406,811	4,406,811	—
(7) Borrowed Money	14,763,870	14,777,629	13,758
(8) Bonds and Notes	4,783,180	4,862,583	79,403

Total Liabilities	140,424,973	140,461,568	36,595

Derivative Transactions (*2)
Derivative Transactions not Qualifying for Hedge Accounting	511,326
Derivative Transactions Qualifying for Hedge Accounting	[249 ]
Reserves for Derivative Transactions (*1)	(39,934)

Total Derivative Transactions	471,142	471,142	—

(*1)	General and specific reserves for possible losses on loans relevant to Loans and Bills Discounted and reserves for derivative transactions are excluded. Reserves for Cash and Due from Banks, Call Loans and Bills Purchased, Other Debt Purchased, Money Held in Trust and others are directly written off against the consolidated balance sheet amount due to immateriality.
(*2)	Derivative Transactions recorded in Trading Assets and Trading Liabilities and Other Assets and Other Liabilities are presented as a lump sum.
Net claims and debts that arose from derivative transactions are presented on a net basis, and the item that is net debts in total is presented in brackets.

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Mizuho Financial Group, Inc.

2. Financial instruments whose fair values are deemed to be extremely difficult to determine are indicated below, and are not included in “Assets (5) Other Debt Purchased” and “Assets (8) Other Securities” in fair value information of financial instruments.

(Millions of yen)
Category	Consolidated Balance Sheet Amount
 Unlisted Stocks (*1)	251,198
‚ Investments in Partnerships (*2)	145,203
ƒ Other (*3)	100,182

Total (*4)	496,583

(*1)	We do not treat Unlisted Stocks as being subject to disclosure of fair values as there are no market prices and they are deemed extremely difficult to determine fair values.
(*2)	Of the Investments in Partnerships, we do not treat those whose assets consist of unlisted stocks and other financial instruments that are deemed extremely difficult to determine fair values as being subject to disclosure of fair values.
(*3)	We do not treat Preferred Securities and others included in Other as being subject to disclosure of fair values as there are no market prices and other factors and they are deemed extremely difficult to determine fair values.
(*4)	During the fiscal year ended March 31, 2012, the amount of impairment (devaluation) was ¥12,636 million on a consolidated basis.

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Mizuho Financial Group, Inc.

(SECURITIES)

In addition to “Securities” on the consolidated balance sheet, trading securities, negotiable certificates of deposit (“NCDs”), commercial paper and certain other items in “Trading Assets,” NCDs in “Cash and Due from Banks,” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included.

1. Trading Securities (as of March 31, 2012)

(Millions of yen)
Unrealized Gains (Losses) Included in Profit and Loss for the Fiscal Year
Trading Securities	(15,009)

2. Bonds Held to Maturity (as of March 31, 2012)

		(Millions of yen)
	Type	Consolidated Balance Sheet Amount	Fair Value	Difference
Bonds Whose Fair Values Exceed the Consolidated Balance Sheet Amount
	Japanese Government Bonds	1,750,602	1,765,189	14,586
	Japanese Corporate Bonds	1,000	1,000	0
	Sub-total	1,751,602	1,766,189	14,586
Bonds Whose Fair Values Do Not Exceed the Consolidated Balance Sheet Amount
	Japanese Government Bonds	50,011	49,950	(61)
	Sub-total	50,011	49,950	(61)
Total		1,801,614	1,816,139	14,525

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Mizuho Financial Group, Inc.

3. Other Securities (as of March 31, 2012)

		(Millions of yen)
	Type	Consolidated Balance Sheet Amount	Acquisition Cost	Difference
Other Securities Whose Consolidated Balance Sheet Amount Exceeds Acquisition Cost
	Stocks	1,436,809	983,245	453,564
	Bonds	24,767,795	24,675,852	91,943
	Japanese Government Bonds	22,543,510	22,488,274	55,236
	Japanese Local Government Bonds	241,572	238,350	3,222
	Japanese Corporate Bonds	1,982,712	1,949,228	33,484
	Other	4,577,821	4,473,406	104,415
	Foreign Bonds	3,890,937	3,841,789	49,148
	Other Debt Purchased	405,791	390,583	15,208
	Other	281,092	241,033	40,059
	Sub-total	30,782,427	30,132,504	649,922
Other Securities Whose Consolidated Balance Sheet Amount Does Not Exceed Acquisition Cost
	Stocks	1,072,543	1,369,523	(296,979)
	Bonds	11,604,769	11,640,285	(35,516)
	Japanese Government Bonds	10,146,167	10,149,589	(3,422)
	Japanese Local Government Bonds	30,993	31,084	(90)
	Japanese Corporate Bonds	1,427,607	1,459,611	(32,003)
	Other	6,338,777	6,572,338	(233,560)
	Foreign Bonds	5,079,093	5,153,431	(74,338)
	Other Debt Purchased	420,295	445,743	(25,448)
	Other	839,389	973,163	(133,773)
	Sub-total	19,016,090	19,582,147	(566,056)
Total		49,798,518	49,714,651	83,866

(Note) Unrealized Gains (Losses) includes ¥(7,343) million which was recognized in the statement of income by applying the fair-value hedge method.

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Mizuho Financial Group, Inc.

4. Bonds Held to Maturity which were sold during the fiscal year ended March 31, 2012

There were no Bonds Held to Maturity which were sold during the fiscal year ended March 31, 2012.

5. Other Securities Sold during the Fiscal Year ended March 31, 2012

	(Millions of yen)
	Amount Sold	Gains on Sales	Losses on Sales
Stocks	112,577	41,125	4,635
Bonds	63,744,981	67,958	13,990
Japanese Government Bonds	61,593,225	54,205	10,846
Japanese Local Government Bonds	241,899	561	181
Japanese Corporate Bonds	1,909,856	13,191	2,962
Other	18,540,767	168,446	62,612

Total	82,398,326	277,530	81,238

(Note) Figures include Other Securities for which it is deemed to be extremely difficult to determine the fair value.

6. Securities for which the Holding Purpose has Changed

There were no securities for which the holding purpose has changed during the fiscal year ended March 31, 2012.

7. Impairment (“Devaluation”) of Securities

Certain Securities (excluding Trading Securities) which have readily determinable fair value are devalued to the fair value, and the difference between the acquisition cost and the fair value is treated as the loss for the fiscal year (impairment (devaluation)), if the fair value (primarily the closing market price at the consolidated balance sheet date) has significantly deteriorated compared with the acquisition cost (including amortized cost), and unless it is deemed that there is a possibility of a recovery in the fair value. The amount of impairment (devaluation) for the fiscal year was ¥46,793 million.

The criteria for determining whether a security’s fair value has “significantly deteriorated” are outlined as follows:

•	Securities whose fair value is 50% or less of the acquisition cost

Securities whose fair value exceeds 50% but is 70% or less of the acquisition cost and the quoted market price maintains a certain level or lower.

(NOTES TO MONEY HELD IN TRUST)

1. Money Held in Trust for Investment (as of March 31, 2012)

	(Millions of yen)
	Consolidated Balance Sheet Amount	Unrealized Gains (Losses) Included in Profit and Loss for the Fiscal Year
Money Held in Trust for Investment	70,449	—

2. Money Held in Trust Held to Maturity (As of March 31, 2012)

There was no Money Held in Trust held to maturity.

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Mizuho Financial Group, Inc.

3. Other in Money Held in Trust (other than for investment purposes and held to maturity purposes) (as of March 31, 2012)

	(Millions of yen)
	Consolidated Balance Sheet Amount	Acquisition Cost	Difference	Other in Money Held in Trust Whose Consolidated Balance Sheet Amount Exceeds Acquisition Cost	Other in Money Held in Trust Whose Consolidated Balance Sheet Amount Does Not Exceed Acquisition Cost
Other in Money Held in Trust	965	1,001	(36)	—	(36)

(Note)	“Other in Money Held in Trust Whose Consolidated Balance Sheet Amount Exceeds Acquisition Cost” and “Other in Money Held in Trust Whose Consolidated Balance Sheet Amount Does Not Exceed Acquisition Cost” are components of “Difference.”

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Mizuho Financial Group, Inc.

(TAX EFFECT ACCOUNTING)

“Act on Partial Amendment to the Income Tax Act, etc. in order to Create a Tax System Responding to Structural Changes of Economy and Society” (Act No. 114, 2011) and “Act on Special Measures Concerning Securing Financial Resources Necessary for the Implementation of Measures to recover from the Great East Japan Earthquake” (Act No. 117, 2011) were promulgated on December 2, 2011, and accordingly, the corporate income tax rate has been lowered and the special corporation tax for restoration has been imposed from the consolidated fiscal year beginning on or after April 1, 2012.

Due to these changes, the effective statutory tax rate used by MHFG for the calculation of deferred tax assets and deferred tax liabilities has been revised from the previous rate of 40.69%. The rate of 38.01% has been applied to the temporary differences, expected to be either deductible, taxable or expired from the fiscal year beginning on April 1, 2012 through the fiscal year beginning on April 1, 2014, while the rate of 35.64% has been applied to the temporary differences, expected to be either deductible, taxable or expired on or after the fiscal year beginning April 1, 2015. In addition, due to the revision of the carry-forward system of the net operating losses , the amount of net operating losses that can be deducted has been limited to the equivalent of 80% of taxable income before such deductions from the consolidated fiscal year beginning on April 1, 2012.

As a result of the changes in tax rates and the carry-forward system of the losses, Deferred Tax Assets decreased by ¥22,705 million, Net Unrealized Gains on Other Securities increased by ¥6,960 million, Deferred Gains or Losses on Hedges increased by ¥5,020 million, and Deferred Income Taxes increased by ¥34,686 million. Deferred Tax Liabilities for Revaluation Reserve for Land decreased by ¥11,821 million and Revaluation Reserve for Land increased by the same amount.

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Mizuho Financial Group, Inc.

(BUSINESS SEGMENT INFORMATION)

1. Summary of reportable segment

The MHFG Group’s operating segments are based on the nature of the products and services provided, the type of customer and the Group’s management organization.

The reportable segment information, set forth below, is derived from the internal management reporting systems used by management to measure the performance of the Group’s operating segments. The management measures the performance of each of the operating segments primarily in terms of “net business profits” (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) in accordance with internal managerial accounting rules and practices.

MHFG manages its business portfolio through the three Global Groups: the Global Corporate Group, the Global Retail Group and the Global Asset & Wealth Management Group. The Global Corporate Group consists primarily of MHCB and MHSC, the Global Retail Group consists primarily of MHBK and MHIS, and the Global Asset & Wealth Management Group consists primarily of MHTB.

Operating segments of MHCB and MHBK are aggregated within each entity based on customer characteristics and functions. Operating segments of MHCB are aggregated into three reportable segments, domestic, international, and trading and others. Operating segments of MHBK are also aggregated into three reportable segments, retail banking, corporate banking, and trading and others. In addition to the three Global Groups, subsidiaries which provide services to a wide range of customers and which do not belong to a specific Global Group are aggregated as Others.

[The Global Corporate Group]

[MHCB ]

MHCB is the main operating company of the Global Corporate Group and provides banking and other financial services to large corporations, financial institutions, public sector entities, foreign corporations, including foreign subsidiaries of Japanese corporations, and foreign governmental entities.

(Domestic ‚)

This segment consists of the following three units of MHCB: corporate banking, global investment banking, and global transaction banking. This segment provides a variety of financial products and services to large corporations, financial institutions and public sector entities in Japan. The products and services it offers include commercial banking, advisory services, syndicated loan arrangements and structured finance.

(International ƒ)

This segment mainly offers commercial banking and foreign exchange transaction services to foreign corporations, including foreign subsidiaries of Japanese corporations, through MHCB’s overseas network.

(Trading and others „)

This segment consists of the global markets unit, and the global asset management unit. This segment supports the domestic and international segments in offering derivatives and other risk hedging products to satisfy MHCB’s customers’ financial and business risk control requirements. It is also engaged in MHCB’s proprietary trading, such as foreign exchange and bond trading, and asset and liability management. This segment also includes costs incurred by headquarters functions of MHCB.

[MHSC …]

Mizuho Securities is the securities arm of the Global Corporate Group and provides full-line securities services to corporations, financial institutions, public sector entities and individuals.

The former Mizuho Securities and Shinko Securities merged to form the new Mizuho Securities in May 2009.

[Others †]

This segment consists of MHCB’s subsidiaries and others other than MHSC. These entities offer financial products and services in specific areas of business or countries mainly to customers of the Global Corporate Group.

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Mizuho Financial Group, Inc.

[The Global Retail Group]

[MHBK ‡]

MHBK is the main operating company of the Global Retail Group. MHBK provides banking and other financial services primarily to individuals, SMEs and middle-market corporations through its domestic branch and ATM network.

(Retail banking ˆ)

This segment offers banking products and services, including housing and other personal loans, credit cards, deposits, investment products and consulting services, to MHBK’s individual customers through its nationwide branch and ATM network, as well as telephone and Internet banking services.

(Corporate banking ‰)

This segment provides loans, syndicated loan arrangements, structured finance, advisory services, other banking services and capital markets financing to SMEs, middle-market corporations, local governmental entities and other public sector entities in Japan.

(Trading and others Š)

This segment supports the retail banking and corporate banking segments in offering derivatives and other risk hedging products to satisfy MHBK’s customers’ financial and business risk control requirements. It is also engaged in MHBK’s proprietary trading, such as foreign exchange and bond trading, and asset and liability management. This segment also includes costs incurred by headquarters functions of MHBK.

[MHIS ]

MHIS offers securities services to individuals and corporate customers of the Global Retail Group and provides those corporate customers with support in procuring funds through capital markets.

[Others ]

This segment consists of MHBK’s subsidiaries other than MHIS. These subsidiaries, such as Mizuho Capital and Mizuho Business Financial Center, offer financial products and services in specific areas of business to customers of the Global Retail Group.

[The Global Asset & Wealth Management Group]

[MHTB ]

MHTB is the main operating company of the Global Asset & Wealth Management Group and offers products and services related to trust, real estate, securitization and structured finance, pension and asset management, and stock transfers.

[Others ]

This segment includes companies other than MHTB which are part of the Global Asset & Wealth Management Group. These companies include Trust & Custody Service Bank, Mizuho Asset Management, DIAM and Mizuho Private Wealth Management. They offer products and services related to private banking, trust and custody, and asset management.

[Others ]

This segment consists of MHFG and its subsidiaries that do not belong to a specific Global Group but provide their services to a wide range of customers. Under this segment, the MHFG Group offers non-banking services including research and consulting services through Mizuho Research Institute, information technology-related services through Mizuho Information & Research Institute and advisory services to financial institutions through Mizuho Financial Strategy.

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Mizuho Financial Group, Inc.

2. Calculating method of Gross profits (excluding the amounts of credit costs of trust accounts), Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans), and the amount of Assets by reportable segment

The following information of reportable segment is based on internal management reporting.

Gross profits (excluding the amounts of credit costs of trust accounts) is the total amount of Interest income, Fiduciary income, Fee and commission income, Trading income, and Other operating income.

Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) is the amount of which General administrative expenses (excluding non-recurring expenses) and Other (Equity in income from investments in affiliates and certain other consolidation adjustments) are deducted from Gross profits (excluding the amounts of credit costs of trust accounts).

Asset information by segment is not prepared on the grounds that management does not use asset information of each segment for the purpose of asset allocation or performance evaluation.

Gross profits (excluding the amounts of credit costs of trust accounts) relating to transactions between segments is based on the current market price.

Certain items in expenses regarding stock transfer agency business and pension management business, which had been recorded as “General and administrative expenses (excluding Non-Recurring Losses)” in some domestic consolidated trust bank subsidiary until the previous fiscal year, have been recorded as “Gross profits: (excluding the amounts of credit costs of trust accounts)” beginning with this fiscal year, from the standpoint that we should disclose our financial information which reflects economic conditions more clearly in a manner that actively responds to our profits, after turning the relevant trust bank subsidiary into a wholly-owned subsidiary of MHFG.

3. Gross profits (excluding the amounts of credit costs of trust accounts) and Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) by reportable segment

	Millions of yen
	Global Corporate Group							Global Retail Group							Global Asset & Wealth Management Group			Others
		MHCB							MHBK
			Domestic	Inter- national	Trading and others	MHSC	Others			Retail banking	Corporate banking	Trading and others	MHIS	Others		MHTB	Others
			‚	ƒ	„	…	†		‡	ˆ	‰	Š							Total
Gross profits:
(excluding the amounts of credit costs of trust accounts)
Net interest income (expense)	468,289	395,011	166,600	96,800	131,611	(4,154)	77,432	583,921	545,372	239,200	254,600	51,572	674	37,874	43,444	42,722	722	(7,315)	1,088,340
Net non-interest income	449,368	286,750	119,800	61,600	105,350	120,547	42,070	305,782	253,296	39,700	121,600	91,996	43,910	8,575	131,199	84,357	46,842	28,383	914,734
Total	917,658	681,761	286,400	158,400	236,961	116,392	119,503	889,704	798,669	278,900	376,200	143,569	44,584	46,449	174,644	127,079	47,564	21,068	2,003,075
General and administrative expenses (excluding Non-Recurring Losses)	465,444	244,869	89,800	62,000	93,069	144,845	75,729	608,489	556,444	243,000	221,700	91,744	40,850	11,195	117,138	78,043	39,094	15,237	1,206,310
Others	(52,077)	—	—	—	—	—	(52,077)	(14,049)	—	—	—	—	—	(14,049)	(1,862)	—	(1,862)	(9,672)	(77,661)
Net business profits
(excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans)	400,136	436,892	196,600	96,400	143,892	(28,452)	(8,304)	267,165	242,225	35,900	154,500	51,825	3,734	21,205	55,643	49,036	6,607	(3,841)	719,104

Notes:

(1)	Gross profits (excluding the amounts of credit costs of trust accounts) is reported instead of sales reported by general corporations.
(2)	“Others †”, “Others ” and “Others ” include elimination of transactions between companies within the Global Corporate Group, the Global Retail Group and the Global Asset & Wealth Management Group, respectively. “Others ” includes elimination of transactions between the Global Groups.

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Mizuho Financial Group, Inc.

4. The difference between the total amounts of reportable segments and the recorded amounts in Consolidated Statement of Income, and the contents of the difference (Matters relating to adjustment to difference)

The above amount of Gross profits (excluding the amounts of credit costs of trust accounts) and that of Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) derived from internal management reporting by reportable segment are different from the amounts recorded in Consolidated Statement of Income.

The contents of the difference for the period are as follows:

(1)	The total of Gross profits (excluding the amounts of credit costs of trust accounts) of segment information and Ordinary Profits recorded in Consolidated Statements of Income

Millions of yen
Gross profits: (excluding the amounts of credit costs of trust accounts)	Amount
Total amount of the above segment information	2,003,075
Other Ordinary Income	170,143
General and Administrative Expenses	(1,283,847)
Other Ordinary Expenses	(240,809)

Ordinary Profits recorded in Consolidated Statements of Income	648,561

(2)	The total of Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) of segment information and Income before income taxes and minority interests recorded in Consolidated Statements of Income

Millions of yen
Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans)	Amount
Total amount of the above segment information	719,104
Credit Costs for Trust Accounts	—
General and Administrative Expenses (non-recurring losses)	(77,537)
Expenses related to Portfolio Problems (including reversal of (provision for) general reserve for losses on loans)	(42,569)
Net Gains (Losses) related to Stocks	(38,175)
Net Extraordinary Gains (Losses)	67,887
Other	87,740

Income before income taxes and minority interests recorded in Consolidated Statements of Income	716,449

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Mizuho Financial Group, Inc.

(MATTERS RELATED TO COMBINATION AND OTHERS)

1. Mizuho Financial Group, Inc. (“MHFG”) and Mizuho Trust & Banking Co., Ltd. (“MHTB”) determined, at their respective meetings of the board of directors held on April 28, 2011, to turn MHTB into a wholly-owned subsidiary of MHFG by means of a share exchange and signed a share exchange agreement. As a result of the execution of the share exchange on September 1, 2011, MHTB became a wholly-owned subsidiary of MHFG.

(1) Name of the company to which the share exchange was applied, purpose of business, effective date of the share exchange, legal method of the share exchange, and main purpose of the share exchange

	Name of the wholly-owned subsidiary in the share exchange	Mizuho Trust & Banking Co., Ltd.

‚	Purpose of business	Trust and banking business

ƒ	Effective date of the share exchange	September 1, 2011

„	Legal method of the share exchange	The share exchange in which MHFG became a wholly-owning parent and MHTB became a wholly-owned subsidiary pursuant to Article 767 of the Company Law

…	Main purpose of the share exchange

MHFG announced the Transformation Program as the Medium-term Management Policy of Mizuho in May 2010, in order to respond promptly and appropriately to the new business environment that surrounds financial institutions, including changes in economic and social structures and revisions of international financial supervision and regulations after the global financial crisis. Our Group (“Mizuho”) has conducted a fundamental review of the management challenges it faces, and the entire group is now implementing measures to achieve sustainable growth through initiatives for further enhancement of three areas, “profitability,” “financial base” and “front-line business capabilities,” while pursuing the group’s “customer first policy.”

The Transaction turning MHTB into a wholly owned-subsidiary is intended to further enhance the “group collective capabilities” by integrating group-wide business operations, optimizing management resources, such as workforce and branch network, and accelerating the implementation of the Transformation Program. Specifically, the Transaction aims to (i) ensure a prompt decision-making process and flexibility of strategies and establish a group management structure that can respond with greater flexibility to the changes in the external business environment and challenges of the group as a whole as well as of each group company, (ii) further enhance Mizuho’s comprehensive financial services capabilities, which are Mizuho’s strengths, and reinforce group collaboration that provides seamless full-line services that include banking, trust and securities functions, and (iii) pursue improvement of group management efficiency by thoroughly promoting the consolidation of operations and the cost structure reforms.

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Mizuho Financial Group, Inc.

(2) Overview of the applied accounting treatment

As a result of the application of the accounting treatment stipulated in “Accounting Standard for Business Combinations” (ASBJ Statement No. 21, December 26, 2008) and “Revised Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures” (ASBJ Guidance No. 10, December 26, 2008), goodwill has been incurred.

(3) Acquisition cost and breakdown of additionally acquired shares of the subsidiary

Consideration for acquisition:	Common stock of MHTB	¥95,615 million
Expenses directly necessary for acquisition:	Advisory fees and others	¥212 million
Acquisition cost:		¥95,827 million

(4) Share allotment ratio, calculation method, and number of shares delivered

 Share allotment ratio

Company Name	MHFG (wholly-owning parent company in the share exchange)	MHTB (wholly-owned subsidiary in the share exchange)
Details of allotment of shares upon the share exchange	1	0.54

‚ Calculation method

MHFG and MHTB engaged in negotiations and discussions with reference to the calculation results of the share exchange ratio provided by Merrill Lynch Japan Securities Co., Ltd. (“BofA Merrill Lynch”) and J.P. Morgan Securities Japan Co., Ltd.

(“J.P. Morgan”) and with consideration for MHFG’s and MHTB’s financial conditions, performance trends and stock price movements, etc. As a result, MHFG determined that the share exchange ratio set forth above was beneficial to the shareholders of MHFG, and MHTB determined that the share exchange ratio set forth above was beneficial to the shareholders of MHTB, and MHFG and MHTB resolved the share exchange ratio for the share exchange at their respective meetings of the board of directors held on April 28, 2011.

ƒ Number of shares delivered:

Shares of common stock of MHFG: 824,271,984 shares

(5) Amount, cause, amortization method, and amortization period of goodwill incurred

 Amount of goodwill incurred:                     ¥58,258 million

‚ Cause:

Difference between MHFG’s increase in shares of stock corresponding to MHTB which became a wholly-owned subsidiary and the acquisition cost

ƒ Amortization method and amortization period                     20 years under the straight-line method

2. MHFG, Mizuho Corporate Bank, Ltd. (“MHCB”) and Mizuho Securities Co., Ltd. (“MHSC”) determined, at their respective meetings of the board of directors held on April 28, 2011, to turn MHSC into a wholly-owned subsidiary of MHCB by means of a share exchange and signed a share exchange agreement. As a result of the execution of the share exchange on September 1, 2011, MHSC became a wholly-owned subsidiary of MHCB.

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Mizuho Financial Group, Inc.

(1) Name of the company to which the share exchange was applied, purpose of business, effective date of the share exchange, legal method of the share exchange, and main purpose of the share exchange

	Name of the wholly-owned subsidiary in the share exchange	Mizuho Securities Co., Ltd.

‚	Purpose of business	Financial instruments business

ƒ	Effective date of the share exchange	September 1, 2011

„	Legal method of the share exchange	The share exchange in which MHCB became a wholly-owning parent and MHSC became a wholly-owned subsidiary pursuant to Article 767 of the Company Law

…	Main purpose of the share exchange

MHFG announced the Transformation Program as the Medium-term Management Policy of Mizuho in May 2010, in order to respond promptly and appropriately to the new business environment that surrounds financial institutions, including changes in economic and social structures and revisions of international financial supervision and regulations after the global financial crisis. Mizuho has conducted a fundamental review of the management challenges it faces, and the entire group is now implementing measures to achieve sustainable growth through initiatives for further enhancement of three areas, “profitability,” “financial base” and “front-line business capabilities,” while pursuing the group’s “customer first policy.”

The Transaction turning MHSC into a wholly owned-subsidiary is intended to further enhance the “group collective capabilities” by integrating group-wide business operations, optimizing management resources, such as workforce and branch network, and accelerating the implementation of the Transformation Program. Specifically, the Transaction aims to (i) ensure a prompt decision-making process and flexibility of strategies and establish a group management structure that can respond with greater flexibility to the changes in the external business environment and challenges of the group as a whole as well as of each group company, (ii) further enhance Mizuho’s comprehensive financial services capabilities, which are Mizuho’s strengths, and reinforce group collaboration that provides seamless full-line services that include banking, trust and securities functions, and (iii) pursue improvement of group management efficiency by thoroughly promoting the consolidation of operations and the cost structure reforms.

(2) Overview of the applied accounting treatment

As a result of the application of the accounting treatment stipulated in “Accounting Standard for Business Combinations” (ASBJ Statement No. 21, December 26, 2008) and “Revised Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures” (ASBJ Guidance No. 10, December 26, 2008), negative goodwill has been incurred.

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Mizuho Financial Group, Inc.

(3) Acquisition cost and breakdown of additionally acquired shares of the subsidiary

Consideration for acquisition:	Common stock of MHSC	¥110,336 million
Expenses directly necessary for acquisition:	Advisory fees and others	¥42 million
Acquisition cost:		¥110,379 million

(4) Share allotment ratio, calculation method, and number of shares delivered

 Share allotment ratio

Company Name	MHFG (wholly-owning parent company of MHCB, which is a wholly-owning parent company in the share exchange)	MHSC (wholly-owned subsidiary in the share exchange)
Details of allotment of shares upon the share exchange	1	1.48

‚ Calculation method

MHFG, MHCB and MHSC engaged in negotiations and discussions with reference to the calculation results of the share exchange ratio provided by BofA Merrill Lynch and J.P. Morgan and with consideration for MHFG’s and MHSC’s financial conditions, performance trends and stock price movements, etc. As a result, MHFG and MHCB determined that the share exchange ratio set forth above was beneficial to the shareholders of MHFG, and MHSC determined that the share exchange ratio set forth above was beneficial to the shareholders of MHSC, and MHFG, MHCB and MHSC resolved the share exchange ratio for the share exchange at their respective meetings of the board of directors held on April 28, 2011.

ƒ Number of shares delivered:

Shares of common stock of MHFG: 951,166,005 shares

(5) Amount and cause of negative goodwill incurred

 Amount of negative goodwill incurred: ¥85,401 million

‚ Cause:

Difference between MHCB’s increase in shares of stock corresponding to MHSC which became a wholly-owned subsidiary and the acquisition cost

3. MHFG, Mizuho Bank, Ltd. (“MHBK”) and Mizuho Investors Securities Co., Ltd. (“MHIS”) determined, at their respective meetings of the board of directors held on April 28, 2011, to turn MHIS into a wholly-owned subsidiary of MHBK by means of a share exchange and signed a share exchange agreement. As a result of the execution of the share exchange on September 1, 2011, MHIS became a wholly-owned subsidiary of MHBK.

(1) Name of the company to which the share exchange was applied, purpose of business, effective date of the share exchange, legal method of the share exchange, and main purpose of the share exchange

	Name of the wholly-owned subsidiary in the share exchange	Mizuho Investors Securities Co., Ltd.

‚	Purpose of business	Financial instruments business

ƒ	Effective date of the share exchange	September 1, 2011

„	Legal method of the share exchange	The share exchange in which MHBK became a wholly-owning parent and MHIS became a wholly-owned subsidiary pursuant to Article 767 of the Company Law

1-48

Mizuho Financial Group, Inc.

…	Main purpose of the share exchange

MHFG announced the Transformation Program as the Medium-term Management Policy of Mizuho in May 2010, in order to respond promptly and appropriately to the new business environment that surrounds financial institutions, including changes in economic and social structures and revisions of international financial supervision and regulations after the global financial crisis. Mizuho has conducted a fundamental review of the management challenges it faces, and the entire group is now implementing measures to achieve sustainable growth through initiatives for further enhancement of three areas, “profitability,” “financial base” and “front-line business capabilities,” while pursuing the group’s “customer first policy.”

The Transaction turning MHIS into a wholly owned-subsidiary is intended to further enhance the “group collective capabilities” by integrating group-wide business operations, optimizing management resources, such as workforce and branch network, and accelerating the implementation of the Transformation Program. Specifically, the Transaction aims to (i) ensure a prompt decision-making process and flexibility of strategies and establish a group management structure that can respond with greater flexibility to the changes in the external business environment and challenges of the group as a whole as well as of each group company, (ii) further enhance Mizuho’s comprehensive financial services capabilities, which are Mizuho’s strengths, and reinforce group collaboration that provides seamless full-line services that include banking, trust and securities functions, and (iii) pursue improvement of group management efficiency by thoroughly promoting the consolidation of operations and the cost structure reforms.

(2) Overview of the applied accounting treatment

As a result of the application of the accounting treatment stipulated in “Accounting Standard for Business Combinations” (ASBJ Statement No. 21, December 26, 2008) and “Revised Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures” (ASBJ Guidance No. 10, December 26, 2008), negative goodwill has been incurred.

(3) Acquisition cost and breakdown of additionally acquired shares of the subsidiary

Consideration for acquisition:	Common stock of MHIS	¥37,460 million
Expenses directly necessary for acquisition:	Advisory fees and others	¥36 million
Acquisition cost:		¥37,497 million

1-49

Mizuho Financial Group, Inc.

(4) Share allotment ratio, calculation method, and number of shares delivered

 Share allotment ratio

Company Name	MHFG (wholly-owning parent company of MHBK, which is a wholly-owning parent company in the share exchange)	MHIS (wholly-owned subsidiary in the share exchange)
Details of allotment of shares upon the share exchange	1	0.56

‚ Calculation method

MHFG, MHBK and MHIS engaged in negotiations and discussions with reference to the calculation results of the share exchange ratio provided by BofA Merrill Lynch and J.P. Morgan and with consideration for MHFG’s and MHIS’s financial conditions, performance trends and stock price movements, etc. As a result, MHFG and MHBK determined that the share exchange ratio set forth above was beneficial to the shareholders of MHFG, and MHIS determined that the share exchange ratio set forth above was beneficial to the shareholders of MHIS, and MHFG, MHBK and MHIS resolved the share exchange ratio for the share exchange at their respective meetings of the board of directors held on April 28, 2011.

ƒ Number of shares delivered

Shares of common stock of MHFG: 322,928,897 shares

(5) Amount and cause of negative goodwill incurred

Amount of negative goodwill incurred: ¥5,778 million

‚ Cause:

Difference between MHBK’s increase in shares of stock corresponding to MHIS which became a wholly-owned subsidiary and the acquisition cost

1-50

Mizuho Financial Group, Inc.

(Per Share Information)

(Consolidated basis)

		Fiscal 2010	Fiscal 2011
Net Assets per Share of Common Stock		¥177.53	187.19
Net Income per Share of Common Stock		¥20.47	20.62
Diluted Net Income per Share of Common Stock		¥19.27	19.75

1. Total Net Assets per Share of Common Stock is based on the following information:

		Fiscal 2010	Fiscal 2011
Net Assets per Share of Common Stock
Total Net Assets	¥ million	6,623,999	6,869,295
Deductions from Total Net Assets	¥ million	2,757,897	2,374,513
Paid-in Amount of Preferred Stock	¥ million	453,576	410,368
Cash Dividends on Preferred Stock	¥ million	9,438	4,287
Stock Acquisition Rights	¥ million	2,754	2,158
Minority Interests	¥ million	2,292,128	1,957,699
Net Assets (year-end) related to Common Stock	¥ million	3,866,102	4,494,781
Year-end Outstanding Shares of Common Stock, based on which Total Net Assets per Share of Common Stock was calculated	Thousands of shares	21,776,528	24,011,119

2. Net Income per Share of Common Stock and Diluted Net Income per Share of Common Stock are based on the following information:

		Fiscal 2010	Fiscal 2011
Net Income per Share of Common Stock
Net Income	¥ million	413,228	484,519
Amount not attributable to Common Stock	¥ million	9,438	8,672
Cash Dividends on Preferred Stock	¥ million	9,438	8,672
Net Income related to Common Stock	¥ million	403,789	475,847
Average Outstanding Shares of Common Stock (during the period)	Thousands of shares	19,722,818	23,073,543

Diluted Net Income per Share of Common Stock
Adjustment to Net Income	¥ million	8,324	7,571
Cash Dividends on Preferred Stock	¥ million	8,337	7,571
Adjustments made to reflect Stock Acquisition Rights of subsidiaries	¥ million	(13)	—
Increased Number of Shares of Common Stock	Thousands of shares	1,659,576	1,392,061
Preferred Stock	Thousands of shares	1,649,424	1,380,433
Stock Acquisition Rights	Thousands of shares	10,152	11,627
Description of dilutive securities which were not included in the calculation of Diluted Net Income per Share of Common Stock as they have no dilutive effects		Mizuho Securities Co.,Ltd Second series of Stock Acquisition Rights (Number of Stock Acquisition Rights: 721) Third series of Stock Acquisition Rights (Number of Stock Acquisition Rights: 1,914)	—

1-51

Mizuho Financial Group, Inc.

5. NON-CONSOLIDATED FINANCIAL STATEMENTS

(1) NON-CONSOLIDATED BALANCE SHEETS

	Millions of yen
	As of March 31, 2011	As of March 31, 2012
Assets
Current Assets
Cash and Due from Banks	¥16,490	¥14,452
Advances	11	—
Prepaid Expenses	1,120	1,096
Accounts Receivable	3,540	1,447
Other Current Assets	5,728	5,797
Total Current Assets	26,892	22,793
Fixed Assets
Tangible Fixed Assets	1,446	2,234
Buildings	829	704
Equipment	408	259
Construction in Progress	208	1,270
Intangible Fixed Assets	3,202	2,726
Trademarks	25	10
Software	3,113	2,632
Other Intangible Fixed Assets	64	84
Investments	6,003,616	6,100,670
Investment Securities	51,272	51,629
Investments in Subsidiaries and Affiliates	5,938,822	6,034,643
Long-term Prepaid Expenses	141	141
Other Investments	13,380	14,256
Total Fixed Assets	6,008,266	6,105,631

Total Assets	¥6,035,158	¥6,128,424

Liabilities
Current Liabilities
Short-term Borrowings	¥741,575	¥741,070
Short-term Bonds	380,000	440,000
Accounts Payable	3,829	2,027
Accrued Expenses	3,389	3,520
Accrued Corporate Taxes	94	63
Deposits Received	248	243
Reserve for Bonus Payments	246	280
Total Current Liabilities	1,129,384	1,187,205
Non-Current Liabilities
Bonds and Notes	240,000	240,000
Deferred Tax Liabilities	4,344	4,213
Reserve for Employee Retirement Benefits	1,757	1,997
Asset Retirement Obligations	640	643
Other Non-Current Liabilities	6,146	6,031
Total Non-Current Liabilities	252,890	252,885

Total Liabilities	¥1,382,274	¥1,440,090

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Mizuho Financial Group, Inc.

	Millions of yen
	As of March 31, 2011	As of March 31, 2012
Net Assets
Shareholders’ Equity
Common Stock and Preferred Stock	¥2,181,375	¥2,254,972
Capital Surplus
Capital Reserve	1,025,651	1,194,864
Total Capital Surplus	1,025,651	1,194,864
Retained Earnings
Appropriated Reserve	4,350	4,350
Other Retained Earnings	1,437,204	1,230,688
Retained Earnings Brought Forward	1,437,204	1,230,688
Total Retained Earnings	1,441,554	1,235,038
Treasury Stock	(3,196)	(5,453)

Total Shareholders’ Equity	4,645,383	4,679,422

Valuation and Translation Adjustments
Net Unrealized Gains (Losses) on Other Securities, net of Taxes	5,713	6,753

Total Valuation and Translation Adjustments	5,713	6,753

Stock Acquisition Rights	1,786	2,158

Total Net Assets	4,652,883	4,688,334

Total Liabilities and Net Assets	¥6,035,158	¥6,128,424

1-53

Mizuho Financial Group, Inc.

(2) NON-CONSOLIDATED STATEMENTS OF INCOME

	Millions of yen
	For the fiscal year ended March 31, 2011	For the fiscal year ended March 31, 2012
Operating Income
Cash Dividends Received from Subsidiaries and Affiliates	¥16,543	¥7,954
Fee and Commission Income Received from Subsidiaries and Affiliates	29,878	29,827
Total Operating Income	46,422	37,781
Operating Expenses
General and Administrative Expenses	19,673	21,260
Total Operating Expenses	19,673	21,260

Operating Profits	26,748	16,521

Non-Operating Income
Interest on Deposits	20	7
Interest on Securities	197	—
Cash Dividends Received	596	1,373
Fee and Commissions	10,155	10,155
Other Non-Operating Income	1,469	153
Total Non-Operating Income	12,438	11,689
Non-Operating Expenses
Interest Expenses	4,759	4,776
Interest on Short-term Bonds	1,250	1,451
Interest on Bonds	10,155	10,155
Other Non-Operating Expenses	4,264	1,410
Total Non-Operating Expenses	20,429	17,793

Ordinary Profits	18,757	10,417

Extraordinary Gains
Other Extraordinary Gains	23	10
Total Extraordinary Gains	23	10
Extraordinary Losses
Other Extraordinary Losses	205	20
Total Extraordinary Losses	205	20

Income before Income Taxes	18,575	10,407

Income Taxes:
Current	63	141
Deferred	0	48
Total Income Taxes	64	189

Net Income	¥18,511	¥10,217

1-54

Mizuho Financial Group, Inc.

(3) NON-CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

	Millions of yen
	For the fiscal year ended March 31, 2011	For the fiscal year ended March 31, 2012

Shareholders’ Equity
Common Stock and Preferred Stock
Balance as of the beginning of the period	¥1,805,565	¥2,181,375
Changes during the period
Issuance of New Shares	375,810	73,597
Total Changes during the period	375,810	73,597

Balance as of the end of the period	2,181,375	2,254,972

Capital Surplus
Capital Reserve
Balance as of the beginning of the period	649,841	1,025,651
Changes during the period
Issuance of New Shares	375,810	73,597
Increase in Stock due to Share Exchange	—	95,615
Total Changes during the period	375,810	169,213

Balance as of the end of the period	1,025,651	1,194,864

Total Capital Surplus
Balance as of the beginning of the period	649,841	1,025,651
Changes during the period
Issuance of New Shares	375,810	73,597
Increase in Stock due to Share Exchange	—	95,615
Total Changes during the period	375,810	169,213

Balance as of the end of the period	1,025,651	1,194,864

Retained Earnings
Appropriated Reserve
Balance as of the beginning of the period	4,350	4,350
Changes during the period
Total Changes during the period	—	—

Balance as of the end of the period	4,350	4,350

Other Retained Earnings
Retained Earnings Brought Forward
Balance as of the beginning of the period	1,554,974	1,437,204
Changes during the period
Cash Dividends	(134,966)	(216,507)
Net Income	18,511	10,217
Disposition of Treasury Stock	(1,314)	(225)

Total Changes during the period	(117,770)	(206,515)

Balance as of the end of the period	1,437,204	1,230,688

Total Retained Earnings
Balance as of the beginning of the period	1,559,324	1,441,554
Changes during the period
Cash Dividends	(134,966)	(216,507)
Net Income	18,511	10,217
Disposition of Treasury Stock	(1,314)	(225)

Total Changes during the period	(117,770)	(206,515)

Balance as of the end of the period	¥1,441,554	¥1,235,038

1-55

Mizuho Financial Group, Inc.

	Millions of yen
	For the fiscal year ended March 31, 2011	For the fiscal year ended March 31, 2012
Treasury Stock
Balance as of the beginning of the period	¥(5,184)	¥(3,196)
Changes during the period
Repurchase of Treasury Stock	(3)	(2,560)
Disposition of Treasury Stock	1,990	303

Total Changes during the period	1,987	(2,256)

Balance as of the end of the period	(3,196)	(5,453)

Total Shareholders’ Equity
Balance as of the beginning of the period	4,009,546	4,645,383
Changes during the period
Issuance of New Shares	751,620	147,195
Increase in Stock due to Share Exchange	—	95,615
Cash Dividends	(134,966)	(216,507)
Net Income	18,511	10,217
Repurchase of Treasury Stock	(3)	(2,560)
Disposition of Treasury Stock	675	77

Total Changes during the period	635,836	34,038

Balance as of the end of the period	4,645,383	4,679,422

Valuation and Translation Adjustments
Net Unrealized Gains (Losses) on Other Securities, net of Taxes
Balance as of the beginning of the period	(44)	5,713
Changes during the period
Net Changes in Items other than Shareholders’ Equity	5,758	1,040

Total Changes during the period	5,758	1,040

Balance as of the end of the period	5,713	6,753

Stock Acquisition Rights
Balance as of the beginning of the period	1,643	1,786
Changes during the period
Net Changes in Items other than Shareholders’ Equity	142	372

Total Changes during the period	142	372

Balance as of the end of the period	1,786	2,158

Total Net Assets
Balance as of the beginning of the period	4,011,146	4,652,883
Changes during the period
Issuance of New Shares	751,620	147,195
Increase in Stock due to Share Exchange	—	95,615
Cash Dividends	(134,966)	(216,507)
Net Income	18,511	10,217
Repurchase of Treasury Stock	(3)	(2,560)
Disposition of Treasury Stock	675	77
Net Changes in Items other than Shareholders’ Equity	5,900	1,412

Total Changes during the period	641,737	35,450

Balance as of the end of the period	¥4,652,883	¥4,688,334

(4) NOTE FOR THE ASSUMPTION OF GOING CONCERN

There is no applicable information.

1-56

SUMMARY OF FINANCIAL RESULTS

For Fiscal 2011

<Under Japanese GAAP>

Mizuho Financial Group, Inc.

Summary Results for Fiscal 2011

I. Summary of Income Analysis

➢	Consolidated Net Business Profits

•	Consolidated Gross Profits for fiscal 2011 decreased by JPY 22.2 billion on a year-on-year basis to JPY 2,003.0 billion.

•

Gross Profits of the 3 Banks decreased by JPY 3.6 billion on a year-on-year basis. This was mainly due to a decrease of JPY 5.5 billion in income from Customer Groups including domestic business, despite an increase in that from overseas business, particularly from Asia. Income from Trading & Others exceeded that for the previous fiscal year through flexible and timely operations interpreting market trends properly.

G&A Expenses of the 3 Banks increased by JPY 10.5 billion on a year-on-year basis mainly due to an increase in expenses associated with employee retirement benefits, partly offset by our continued efforts in overall cost reduction.

•

Aggregated Consolidated Gross Profits (Net Operating Revenues) of our two securities subsidiaries (Mizuho Securities and Mizuho Investors Securities) decreased by JPY 31.9 billion on a year-on-year basis.

•	As a result, Consolidated Net Business Profits amounted to JPY 719.1 billion, a year-on-year decrease of JPY 22.6 billion.

➢	Consolidated Net Income

•

Consolidated Net Income of Mizuho Securities decreased by JPY 66.3 billion, turning into a loss of JPY 95.6 billion on a year-on-year basis, due to a decrease in Net Operating Revenues amid a severe market environment as well as the recording of special retirement benefits, a reversal of deferred tax assets, and others.

•

Credit-related Costs of the 3 Banks amounted to a net reversal of JPY 24.7 billion, primarily due to improved obligor classifications achieved through our business revitalization support to corporate customers, and other factors. Consolidated Credit-related Costs also amounted to a net reversal of JPY 27.7 billion, a year-on-year improvement of JPY 44.3 billion.

•	Net Losses related to Stocks of the 3 Banks amounted to JPY 50.3 billion, mainly due to recording impairment losses for certain stocks reflecting a decline in stock prices.

•

Due to factors such as those mentioned above, the JPY 77.4 billion impact of turning the three listed subsidiaries into wholly-owned subsidiaries, the JPY -34.6 billion impact of the tax rate amendment following corporate tax reform and the JPY -20.8 billion impact from “Jusen” (housing loan companies), Consolidated Net Income amounted to JPY 484.5 billion. This exceeded our fiscal 2011 plan of JPY 460.0 billion by JPY 24.5 billion, and the achievement ratio against the plan was approximately 105%.

(Consolidated)

	FY2011
		Change from FY2010
(JPY Bn)
Consolidated Gross Profits *1	2,003.0	-22.2
Consolidated Net Business Profits *2	719.1	-22.6
Credit-related Costs	27.7	44.3
Net Gains (Losses) related to Stocks	-38.1	32.3
Ordinary Profits	648.5	60.0
Net Income	484.5	71.2

(Reference) 3 Banks

	FY2011
		Change from FY2010
(JPY Bn)
Gross Profits *1	1,607.5	-3.6
G&A Expenses *1 (excluding Non-Recurring Losses)	-879.3	-10.5
Net Business Profits	728.1	-14.2
Credit-related Costs	24.7	8.7
Net Gains (Losses) related to Stocks	-50.3	25.8
Ordinary Profits	577.6	70.3
Net Income *3	428.1	-18.8

*1	Certain items in expenses regarding stock transfer agency business and pension management business, which had been recorded as General and Administrative Expenses (excluding Non-Recurring Losses) until the previous period, have been included in Gross Profits beginning with this period, and reclassification of the figures for FY2010 has been made accordingly
*2	Consolidated Gross Profits – General and Administrative Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments
*3	Includes JPY -27.2 billion impact of turning the three listed subsidiaries into wholly-owned subsidiaries. Excluding this impact, Net Income was JPY 455.3 billion

2-1

➢	Net Interest Income

•

The average loan balance for the second half of fiscal 2011 increased by JPY 3.0 trillion compared with that for the first half of fiscal 2011. The period end loan balance as of March 31, 2012 increased by JPY 2.2 trillion compared with that as of September 30, 2011.

•	This resulted primarily from an increase in overseas loans, particularly in Asia, loans to large corporate customers and those to the Japanese Government.

•

The domestic loan-and-deposit rate margin for the fourth quarter of fiscal 2011 (three-month period from January to March 2012) was 1.30%, remaining flat from that for the third quarter (three-month period from October to December 2011).

➢	Non-interest Income

•	Non-interest Income from Customer Groups of the 3 Banks (on a managerial accounting basis) for fiscal 2011 increased by JPY 12.8 billion from that for fiscal 2010.

•

This was mainly due to an increase in non-interest income from overseas business, income associated with investment trusts and individual annuities from individual customers, solution-related income from corporate customers, and income from foreign exchange business.

2-2

II. Financial Soundness

•	Consolidated Capital Adequacy Ratio was 15.49%, an improvement of 0.19% from that as of March 31, 2011.

•

The balance of Disclosed Claims under the Financial Reconstruction Law (3 Banks) decreased by JPY 42.3 billion to JPY 1,165.6 billion on a year-on-year basis. NPL Ratio was 1.63%, a year-on-year improvement of 0.09%.

•	Net Deferred Tax Assets (Consolidated) decreased by JPY 130.4 billion on a year-on-year basis, and the ratio to Tier 1 Capital was 5.3%.

•	Unrealized Gains (Losses) on Other Securities (Consolidated) improved by JPY 90.5 billion on a year-on-year basis, mainly due to the impact of a decline in interest rates.

	March 31, 2012
		Change from Mar. 31, 2011
(JPY Bn, %)
Consolidated Capital Adequacy Ratio	15.49%	0.19%
(Total Risk-based Capital)	(7,772.9)	(-138.0)
Tier 1 Capital Ratio	12.75%	0.82%
(Tier 1 Capital)	(6,397.8)	(227.6)
Disclosed Claims under the Financial Reconstruction Law (3 Banks)	1,165.6	-42.3
NPL Ratio	1.63%	-0.09%
(Net NPL Ratio *1)	(0.82%)	(-0.00%)
Net Deferred Tax Assets (DTAs) (Consolidated)	340.7	-130.4
Net DTAs / Tier 1 Capital Ratio	5.3%	-2.3%
Unrealized Gains (Losses) on Other Securities (Consolidated ) *2	91.2	90.5

*1	(Disclosed Claims under the Financial Reconstruction Law - Reserves for Possible Losses on Loans) / (Total Claims - Reserves for Possible Losses on Loans) x 100
*2	The base amount to be recorded directly to Net Assets after tax and other necessary adjustments

III. Disciplined Capital Management

•	We have been implementing “disciplined capital management” by pursuing the optimal balance between “strengthening of stable capital base” and “steady returns to shareholders”.

•

Regarding the new capital regulations, we aim to increase our Common Equity Capital Ratio* as of the end of fiscal 2012, when the new capital regulations are scheduled to be implemented, to the mid-8% level, and to accumulate a sufficient level of Common Equity Capital, giving due regard to the timeline of the phase-in implementation through the end of fiscal 2018.

•

Specifically, we will strive to accumulate our capital steadily and to strengthen our financial base further, mainly by accumulating retained earnings and improving asset efficiency through our various initiatives, such as the steady implementation of Mizuho’s Transformation Program and the realization in advance of the synergy effects of the integrated group-wide business operations including the transformation into ‘one bank’.

•	Accordingly, we believe we will be able to sufficiently meet the new capital regulations including the framework to identify G-SIFIs.

*	Our calculation of our Common Equity Capital Ratio includes the outstanding balance of the Eleventh Series Class XI Preferred Stock that will be mandatorily convertible into common stock in July 2016.

Our Common Equity Capital Ratio is the estimated figure that Mizuho Financial Group calculates based on the publicly-available materials that have been issued to date.

(Note) The outstanding balance of the Eleventh Series Class XI Preferred Stock as of March 31, 2012 (excluding treasury stock) was JPY 373.6 billion (60.4% of the initial amount issued of JPY 943.7 billion had already been converted into common stock as of such date).

2-3

Earnings Plan for Fiscal 2012

(Figures below are on a consolidated basis)

Fiscal 2012 is the final year of Mizuho’s Transformation Program that we announced in May 2010.

Accordingly, we plan Consolidated Net Income for fiscal 2012 to be JPY 500.0 billion as was set forth in the Program.

➢	We plan Consolidated Net Business Profits for fiscal 2012 to be JPY 830.0 billion, a year-on-year increase of JPY 110.8 billion.

Net Business Profits of the 3 Banks for fiscal 2012 are planned to increase from the previous fiscal year, mainly because we plan income from Customer Groups to increase and continue our overall cost reduction efforts to achieve the target level set in Mizuho’s Transformation Program, although income from trading segment, which showed a solid performance in the previous fiscal year, is conservatively estimated. We will endeavor to further strengthen profitability, primarily by promoting group collaboration thoroughly among the banking, trust and securities functions in light of turning the three listed group companies into wholly-owned subsidiaries as well as by realizing in advance the synergy effects of the transformation of Mizuho Bank and Mizuho Corporate Bank into ‘one bank’.

As for consolidated subsidiaries, we estimate Mizuho Securities to improve its financial performance mainly through the steady implementation of the “Business Foundation Strengthening Program” that was announced in April 2012.

➢

Credit-related Costs on a consolidated basis are planned to be a loss of JPY 110.0 billion, given the continued uncertainty over the global economy, although we continue our detailed business revitalization support to corporate customers.

➢	We estimate Net Gains (Losses) related to Stocks to be JPY 0 (zero), despite our ongoing efforts to reduce our stock portfolio.

➢

We plan to make cash dividend payments of JPY 6 per share of common stock as annual dividend payments for the fiscal year ending March 31, 2013, unchanged from that in the previous fiscal year, in consideration of the balance between “strengthening of stable capital base” and “steady returns to shareholders.” We also plan to make cash dividend payments on preferred stock as prescribed.

Pertaining to the above, we continue to plan to make interim cash dividend payments in order to provide returns to shareholders at a more appropriate timing.

(Consolidated)

	FY2012 (Plan)
		Change from FY2011
(JPY Bn)
Consolidated Net Business Profits*	830.0	110.8
Credit-related Costs	-110.0	-137.7
Net Gains (Losses) related to Stocks	0.0	38.1
Ordinary Profits	735.0	86.4
Net Income	500.0	15.4

*	Consolidated Gross Profits - General and Administrative Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

(Reference) 3 Banks

	FY2012 (Plan)
		Change from FY2011
(JPY Bn)
Net Business Profits	753.0	24.8
Credit-related Costs	-100.0	-124.7
Net Gains (Losses) related to Stocks	0.0	50.3
Ordinary Profits	580.0	2.3
Net Income	465.0	36.8

[Planned cash dividends for the fiscal year ending March 31, 2013]

Common Stock	Annual Cash Dividends per share	JPY 6
	o/w Interim Cash Dividends	JPY 3

The Eleventh Series	Annual Cash Dividends per share	JPY 20
Class XI Preferred Stock	o/w Interim Cash Dividends	JPY 10

The Thirteenth Series	Annual Cash Dividends per share	JPY 30
Class XIII Preferred Stock	o/w Interim Cash Dividends	JPY 15

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our Medium-term Management Policy, realize the synergy effects of the transformation into “one bank,” and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

2-4

[Reference]

Breakdown of Earnings by Business Segment

[3 Banks]	FY2011
(JPY Bn)		Change from FY2010
Gross Profits*	1,226.9	-5.5
G&A Expenses*	-694.5	-3.2
Customer Groups	532.4	-8.7
Gross Profits	380.5	1.8
G&A Expenses	-184.8	-7.3
Trading & Others	195.7	-5.4
Gross Profits*	1,607.5	-3.6
G&A Expenses*	-879.3	-10.5
Net Business Profits	728.1	-14.2

*	Certain items in expenses regarding stock transfer agency business and pension management business, which had been recorded as General and Administrative Expenses until the previous period, have been included in Gross Profits beginning with this period, and reclassification of the figures for FY2010 has been made accordingly

Definition

3 Banks: Aggregate figures for Mizuho Bank, Mizuho Corporate Bank and Mizuho Trust & Banking on a non-consolidated basis.

2-5

SELECTED FINANCIAL INFORMATION

For Fiscal 2011

<Under Japanese GAAP>

Mizuho Financial Group, Inc.

C O N T E N T S

Notes:

“CON”: Consolidated figures of Mizuho Financial Group, Inc. (“MHFG”)

“NON”: Non-consolidated figures of Mizuho Bank, Ltd. (“MHBK”), Mizuho Corporate Bank, Ltd. (“MHCB”) and Mizuho Trust & Banking Co., Ltd. (“MHTB”)

“HC”: Non-consolidated figures of Mizuho Financial Group, Inc.

I. FINANCIAL DATA FOR FISCAL 2011	See above Notes		Page

1. Income Analysis	CON	NON	3- 1

2. Interest Margins (Domestic Operations)	NON		3- 6

3. Use and Source of Funds	NON		3- 7

4. Net Gains/Losses on Securities	NON		3- 11

5. Unrealized Gains/Losses on Securities	CON	NON	3- 13

6. Projected Redemption Amounts for Securities	NON		3- 15

7. Overview of Derivative Transactions Qualifying for Hedge Accounting	NON		3- 16

8. Employee Retirement Benefits	NON	CON	3- 17

9. Capital Adequacy Ratio	CON		3- 19

II. REVIEW OF CREDITS	See above Notes		Page

1. Status of Non-Accrual, Past Due & Restructured Loans	CON	NON	3- 21

2. Status of Reserves for Possible Losses on Loans	CON	NON	3- 23

3. Reserve Ratios for Non-Accrual, Past Due & Restructured Loans	CON	NON	3- 24

4. Status of Disclosed Claims under the Financial Reconstruction Law (“FRL”)	CON	NON	3- 25

5. Coverage on Disclosed Claims under the FRL	NON		3- 27

6. Overview of Non-Performing Loans (“NPLs”)	NON		3- 30

7. Results of Removal of NPLs from the Balance Sheet	NON		3- 31

8. Status of Loans by Industry

(1) Outstanding Balances and Non-Accrual, Past Due & Restructured Loans by Industry	NON		3- 33

(2) Disclosed Claims under the FRL and Coverage Ratio by Industry	NON		3- 35

9. Housing and Consumer Loans & Loans to Small and Medium-Sized Enterprises (“SMEs”) and Individual Customers

(1) Balance of Housing and Consumer Loans	NON		3- 36

(2) Loans to SMEs and Individual Customers	NON		3- 36

10. Status of Loans by Region

(1) Balance of Loans to Restructuring Countries	NON		3- 37

(2) Outstanding Balances and Non-Accrual, Past Due & Restructured Loans by Region	NON		3- 37

III. DEFERRED TAXES	See above Notes		Page

1. Change in Deferred Tax Assets, etc.	CON	NON	3- 38

2. Estimation for Calculating Deferred Tax Assets	NON		3- 39

IV. OTHERS	See above Notes		Page

1. Breakdown of Deposits (Domestic Offices)	NON		3- 43

2. Number of Directors and Employees	HC	NON	3- 44

3. Number of Branches and Offices	NON		3- 45

4. Earnings Plan for Fiscal 2012	CON	NON	3- 46

Attachments	See above Notes		Page
Mizuho Bank, Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)	NON		3- 47
Comparison of Non-Consolidated Statements of Income (selected items)	NON		3- 48
Non-Consolidated Statement of Changes in Net Assets	NON		3- 49

Mizuho Corporate Bank, Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)	NON		3- 50
Comparison of Non-Consolidated Statements of Income (selected items)	NON		3- 51
Non-Consolidated Statement of Changes in Net Assets	NON		3- 52

Mizuho Trust & Banking Co., Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)	NON		3- 53
Comparison of Non-Consolidated Statements of Income (selected items)	NON		3- 54
Non-Consolidated Statement of Changes in Net Assets	NON		3- 55
Statement of Trust Assets and Liabilities	NON		3- 56
Comparison of Balances of Principal Items	NON		3- 57

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our Medium-term Management Policy, realize the synergy effects of the transformation into ‘one bank,’ and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

I. FINANCIAL DATA FOR FISCAL 2011

1. Income Analysis

Consolidated

		(Millions of yen)
		Fiscal 2011
			Change	Fiscal 2010
Consolidated Gross Profits	1	2,003,075	(22,246)	2,025,322
Net Interest Income	2	1,088,340	(21,103)	1,109,444
Fiduciary Income	3	49,014	(374)	49,388
Credit Costs for Trust Accounts	4	—	—	—
Net Fee and Commission Income *1	5	458,933	109	458,824
Net Trading Income	6	150,317	(93,665)	243,983
Net Other Operating Income	7	256,468	92,788	163,680
General and Administrative Expenses	8	(1,283,847)	(5,999)	(1,277,848)
Personnel Expenses	9	(634,993)	(13,865)	(621,127)
Non-Personnel Expenses *1	10	(596,400)	8,057	(604,458)
Miscellaneous Taxes	11	(52,453)	(191)	(52,262)
Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Possible Losses on Loans)	12	(42,569)	33,534	(76,103)
Losses on Write-offs of Loans	13	(38,566)	33,092	(71,659)
Reversal of Reserves for Possible Losses on Loans, etc.*2	14	70,318	70,318
Net Gains (Losses) related to Stocks	15	(38,175)	32,344	(70,520)
Equity in Income from Investments in Affiliates	16	2,689	8,874	(6,185)
Other	17	(62,928)	(56,763)	(6,165)

Ordinary Profits	18	648,561	60,062	588,498

Net Extraordinary Gains (Losses)	19	67,887	20,961	46,926
Gains on Negative Goodwill Incurred	20	91,180	91,180	—
Reversal of Reserves for Possible Losses on Loans, etc.*2	21		(59,469)	59,469
Income before Income Taxes and Minority Interests	22	716,449	81,023	635,425
Income Taxes - Current	23	(55,332)	(36,996)	(18,336)
- Deferred	24	(97,494)	22,629	(120,123)
Net Income before Minority Interests	25	563,621	66,656	496,965
Minority Interests in Net Income	26	(79,102)	4,634	(83,736)

Net Income	27	484,519	71,291	413,228

___________

*1.    Certain items in expenses regarding stock transfer agency business and pension management business, which had been recorded as “Non-Personnel Expenses” [10] until the previous fiscal year, have been included in “Net Fee and Commission Income” [5] as “Fee and Commission Expenses” beginning with this fiscal year, and reclassification of the previous fiscal year has been made accordingly.

*2.    “Reversal of Reserves for Possible Losses on Loans, etc. “ [21], which had been included in “Net Extraordinary Gains (Losses)” until the previous fiscal year, has been presented as “Reversal of Reserves for Possible Losses on Loans, etc. “ [14] beginning with this fiscal year. (Please refer to page 1-28 of this release for more information.)

Credit-related Costs (including Credit Costs for Trust Accounts)	28	27,749	44,382	(16,633)

*  Credit-related Costs [28]  =   Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for  Possible Losses on Loans) [12] + Reversal of Reserves for Possible Losses on Loans, etc. [14], [21] + Credit  Costs for Trust Accounts [4]

(Reference)
Consolidated Net Business Profits	29	719,104	(22,633)	741,738

*  Consolidated Net Business Profits [29] = Consolidated Gross Profits [1] – General and Administrative Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

Number of consolidated subsidiaries	30	149	(3)	152
Number of affiliates under the equity method	31	23	1	22

3-1

Mizuho Financial Group, Inc.

Aggregated Figures of the 3 Banks

Non-Consolidated

		(Millions of yen)
		Fiscal 2011
		MHBK	MHCB	MHTB	Aggregated Figures	Change	Fiscal 2010
Gross Profits	1	798,669	681,761	127,079	1,607,511	(3,649)	1,611,161
Domestic Gross Profits	2	702,114	269,196	114,570	1,085,880	(47,868)	1,133,749
Net Interest Income	3	525,805	189,214	38,235	753,255	(38,905)	792,160
Fiduciary Income	4			48,450	48,450	(323)	48,773
Credit Costs for Trust Accounts *1	5			—	—	—	—
Net Fee and Commission Income *2	6	136,562	60,111	22,320	218,994	3,496	215,497
Net Trading Income	7	5,500	17,614	2,007	25,122	1,692	23,429
Net Other Operating Income	8	34,246	2,256	3,555	40,058	(13,828)	53,887
International Gross Profits	9	96,555	412,565	12,509	521,630	44,219	477,411
Net Interest Income	10	19,567	205,797	4,486	229,851	11,948	217,903
Net Fee and Commission Income	11	11,182	74,810	(113)	85,879	13,273	72,606
Net Trading Income	12	17,161	3,657	53	20,872	(76,921)	97,794
Net Other Operating Income	13	48,643	128,300	8,082	185,026	95,919	89,106
General and Administrative Expenses (excluding Non-Recurring Losses)	14	(556,444)	(244,869)	(78,043)	(879,357)	(10,580)	(868,777)
Expense Ratio	15	69.6%	35.9%	61.4%	54.7%	0.7%	53.9%
Personnel Expenses	16	(191,690)	(92,593)	(35,032)	(319,316)	(18,599)	(300,716)
Non-Personnel Expenses *2	17	(335,411)	(139,417)	(40,590)	(515,419)	7,836	(523,256)
Premium for Deposit Insurance	18	(46,383)	(7,410)	(2,416)	(56,210)	111	(56,322)
Miscellaneous Taxes	19	(29,343)	(12,857)	(2,420)	(44,621)	182	(44,804)

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	20	242,225	436,892	49,036	728,153	(14,230)	742,383
Excluding Net Gains (Losses) related to Bonds	21	188,467	346,909	37,636	573,014	(28,711)	601,725

Reversal of (Provision for) General Reserve for Possible Losses on Loans	22	—	5,301	2,563	7,865	7,865	—

Net Business Profits	23	242,225	442,194	51,599	736,018	(6,364)	742,383
Net Gains (Losses) related to Bonds	24	53,757	89,982	11,399	155,139	14,481	140,658

Net Non-Recurring Gains (Losses)	25	(50,850)	(91,980)	(15,538)	(158,369)	76,736	(235,106)
Net Gains (Losses) related to Stocks *3	26	(7,288)	(40,246)	(2,813)	(50,348)	25,854	(76,203)
Expenses related to Portfolio Problems	27	(24,610)	(23,199)	(3,523)	(51,333)	18,259	(69,592)
Reversal of Reserves for Possible Losses on Loans, etc. *4	28	62,675	5,552	—	68,228	68,228
Other	29	(81,626)	(34,087)	(9,201)	(124,915)	(35,606)	(89,309)

Ordinary Profits	30	191,374	350,214	36,060	577,649	70,371	507,277

Net Extraordinary Gains (Losses)	31	(36,568)	37	(107)	(36,638)	(111,798)	75,159
Net Gains (Losses) on Disposition of Fixed Assets	32	(3,756)	281	(104)	(3,580)	52	(3,632)
Losses on Impairment of Fixed Assets	33	(5,083)	(243)	(2)	(5,330)	(2,001)	(3,328)
Reversal of Reserves for Possible Losses on Loans, etc. *4	34					(85,628)	85,628
Reversal of Reserve for Possible Losses on Investments *3	35					(9)	9
Income before Income Taxes	36	154,805	350,251	35,953	541,010	(41,426)	582,437
Income Taxes - Current	37	(436)	(40,348)	5	(40,780)	(27,685)	(13,094)
- Deferred	38	(24,213)	(42,700)	(5,167)	(72,081)	50,239	(122,321)

Net Income	39	130,155	267,201	30,791	428,148	(18,872)	447,020

*1.    Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) of MHTB excludes the amounts of “Credit Costs for Trust Accounts” [5].

*2.    Certain items in expenses regarding stock transfer agency business and pension management business, which had been recorded as “Non-Personnel Expenses” [17] in MHTB until the previous fiscal year, have been included in “Net Fee and Commission Income” [6] as “Fee and Commission Expenses” beginning with this fiscal year, and reclassification of the previous fiscal year has been made accordingly.

*3.    “Reversal of Reserve for Possible Losses on Investments” [35], which had been included in “Net Extraordinary Gains (Losses)” until the previous fiscal year, has been presented as “Net Gains (Losses) related to Stocks” [26] beginning with this fiscal year.

*4.    “Reversal of Reserves for Possible Losses on Loans, etc.” [34], which had been included in “Net Extraordinary Gains (Losses)” until the previous fiscal year, has been presented as “Reversal of Reserves for Possible Losses on Loans, etc.” [28] beginning with this fiscal year. (Please refer to page 1-28 of this release for more information.)

Credit-related Costs	40	38,064	(12,344)	(960)	24,760	8,724	16,035

* Credit-related Costs [40] =    Expenses related to Portfolio Problems [27] + Reversal of (Provision for) General Reserve for Possible Losses on Loans [22] + Reversal of Reserves for Possible Losses on Loans, etc. [28], [34] +  Credit Costs for Trust Accounts [5]

(Reference) Breakdown of Credit-related Costs
Credit Costs for Trust Accounts	41			—	—	—	—
Reversal of (Provision for) General Reserve for Possible Losses on Loans	42	44,070	5,301	2,563	51,935	(16,514)	68,450
Losses on Write-offs of Loans	43	3,050	705	(519)	3,237	34,689	(31,452)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	44	(6,726)	(15,685)	(2,799)	(25,211)	(9,743)	(15,468)
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	45	—	0	0	0	(158)	159
Reversal of (Provision for) Reserve for Contingencies	46	—	(1,061)	(205)	(1,266)	(1,751)	484
Other (including Losses on Sales of Loans)	47	(2,329)	(1,605)	—	(3,935)	2,202	(6,137)
Total	48	38,064	(12,344)	(960)	24,760	8,724	16,035

3-2

Mizuho Financial Group, Inc.

Mizuho Bank

Non-Consolidated

		(Millions of yen)
		Fiscal 2011
			Change	Fiscal 2010
Gross Profits	1	798,669	(10,628)	809,298
Domestic Gross Profits	2	702,114	(9,262)	711,376
Net Interest Income	3	525,805	(24,761)	550,566
Net Fee and Commission Income	4	136,562	(206)	136,768
Net Trading Income	5	5,500	2,103	3,397
Net Other Operating Income	6	34,246	13,602	20,644
International Gross Profits	7	96,555	(1,366)	97,921
Net Interest Income	8	19,567	(1,618)	21,185
Net Fee and Commission Income	9	11,182	131	11,051
Net Trading Income	10	17,161	(34,638)	51,799
Net Other Operating Income	11	48,643	34,759	13,884
General and Administrative Expenses (excluding Non-Recurring Losses)	12	(556,444)	(1,694)	(554,750)
Expense Ratio	13	69.6%	1.1%	68.5%
Personnel Expenses	14	(191,690)	(7,374)	(184,315)
Non-Personnel Expenses	15	(335,411)	4,242	(339,653)
Premium for Deposit Insurance	16	(46,383)	79	(46,462)
Miscellaneous Taxes	17	(29,343)	1,437	(30,781)

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	18	242,225	(12,322)	254,547
Excluding Net Gains (Losses) related to Bonds	19	188,467	(33,104)	221,572

Reversal of (Provision for) General Reserve for Possible Losses on Loans	20	—	—	—

Net Business Profits	21	242,225	(12,322)	254,547
Net Gains (Losses) related to Bonds	22	53,757	20,782	32,974

Net Non-Recurring Gains (Losses)	23	(50,850)	65,221	(116,072)
Net Gains (Losses) related to Stocks *1	24	(7,288)	1,089	(8,378)
Expenses related to Portfolio Problems	25	(24,610)	28,452	(53,063)
Reversal of Reserves for Possible Losses on Loans, etc.*2	26	62,675	62,675
Other	27	(81,626)	(26,996)	(54,630)

Ordinary Profits	28	191,374	52,898	138,475

Net Extraordinary Gains (Losses)	29	(36,568)	(69,961)	33,392
Net Gains (Losses) on Disposition of Fixed Assets	30	(3,756)	(1,403)	(2,353)
Losses on Impairment of Fixed Assets	31	(5,083)	(3,018)	(2,064)
Reversal of Reserves for Possible Losses on Loans, etc.*2	32		(37,679)	37,679
Reversal of Reserve for Possible Losses on Investments *1	33		(9)	9
Income before Income Taxes	34	154,805	(17,062)	171,867
Income Taxes - Current	35	(436)	39	(476)
- Deferred	36	(24,213)	(2,643)	(21,570)

Net Income	37	130,155	(19,666)	149,821

*1.    “Reversal of Reserve for Possible Losses on Investments” [33], which had been included in “Net Extraordinary Gains (Losses)” until the previous fiscal year, has been included in “Net Gains (Losses) related to Stocks” [24] beginning with this fiscal year.

*2.    “Reversal of Reserves for Possible Losses on Loans, etc.” [32], which had been included in “Net Extraordinary Gains (Losses)” until the previous fiscal year, has been presented as “Reversal of Reserves for Possible Losses on Loans, etc.” [26] beginning with this fiscal year. (Please refer to page 1-28 of this release for more information.)

Credit-related Costs	38	38,064	53,448	(15,383)

* Credit-related Costs [38] =    Expenses related to Portfolio Problems [25] + Reversal of (Provision for) General Reserve for Possible   Losses on Loans [20] + Reversal of Reserves for Possible Losses on Loans, etc. [26], [32]

(Reference) Breakdown of Credit-related Costs
Reversal of (Provision for) General Reserve for Possible Losses on Loans	39	44,070	8,843	35,227
Losses on Write-offs of Loans	40	3,050	34,581	(31,530)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	41	(6,726)	11,287	(18,013)
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	42	—	—	—
Reversal of (Provision for) Reserve for Contingencies	43	—	—	—
Other (including Losses on Sales of Loans)	44	(2,329)	(1,262)	(1,066)
Total	45	38,064	53,448	(15,383)

3-3

Mizuho Financial Group, Inc.

Mizuho Corporate Bank

Non-Consolidated

		(Millions of yen)
		Fiscal 2011		Fiscal 2010
			Change
Gross Profits	1	681,761	3,427	678,334
Domestic Gross Profits	2	269,196	(38,425)	307,621
Net Interest Income	3	189,214	(14,551)	203,765
Net Fee and Commission Income	4	60,111	392	59,718
Net Trading Income	5	17,614	239	17,374
Net Other Operating Income	6	2,256	(24,506)	26,763
International Gross Profits	7	412,565	41,852	370,712
Net Interest Income	8	205,797	13,784	192,012
Net Fee and Commission Income	9	74,810	13,186	61,623
Net Trading Income	10	3,657	(41,755)	45,413
Net Other Operating Income	11	128,300	56,636	71,663
General and Administrative Expenses (excluding Non-Recurring Losses)	12	(244,869)	(9,882)	(234,987)
Expense Ratio	13	35.9%	1.2%	34.6%
Personnel Expenses	14	(92,593)	(9,749)	(82,844)
Non-Personnel Expenses	15	(139,417)	1,060	(140,477)
Premium for Deposit Insurance	16	(7,410)	(251)	(7,159)
Miscellaneous Taxes	17	(12,857)	(1,192)	(11,664)

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	18	436,892	(6,454)	443,347
Excluding Net Gains (Losses) related to Bonds	19	346,909	671	346,238

Reversal of (Provision for) General Reserve for Possible Losses on Loans	20	5,301	5,301	—

Net Business Profits	21	442,194	(1,152)	443,347
Net Gains (Losses) related to Bonds	22	89,982	(7,126)	97,109
Net Non-Recurring Gains (Losses)	23	(91,980)	10,227	(102,207)
Net Gains (Losses) related to Stocks	24	(40,246)	24,243	(64,490)
Expenses related to Portfolio Problems	25	(23,199)	(11,455)	(11,744)
Reversal of Reserves for Possible Losses on Loans, etc.*	26	5,552	5,552
Other	27	(34,087)	(8,114)	(25,972)

Ordinary Profits	28	350,214	9,074	341,139

Net Extraordinary Gains (Losses)	29	37	(37,360)	37,397
Net Gains (Losses) on Disposition of Fixed Assets	30	281	1,476	(1,195)
Losses on Impairment of Fixed Assets	31	(243)	1,016	(1,260)
Reversal of Reserves for Possible Losses on Loans, etc.*	32		(44,246)	44,246
Income before Income Taxes	33	350,251	(28,285)	378,537
Income Taxes - Current	34	(40,348)	(27,730)	(12,618)
- Deferred	35	(42,700)	51,222	(93,923)

Net Income	36	267,201	(4,793)	271,995

*  “Reversal of Reserves for Possible Losses on Loans, etc.” [32], which had been included in “Net Extraordinary Gains (Losses)” until the previous fiscal year, has been presented as “Reversal of Reserves for Possible Losses on Loans, etc.” [26] beginning with this fiscal year. (Please refer to page 1-28 of this release for more information.)

Credit-related Costs	37	(12,344)	(44,846)	32,502

* Credit-related Costs [37]   =  Expenses related to Portfolio Problems [25] + Reversal of (Provision for) General Reserve for Possible Losses on Loans [20] +  Reversal of Reserves for Possible Losses on Loans, etc. [26], [32]

(Reference) Breakdown of Credit-related Costs

Reversal of (Provision for) General Reserve for Possible Losses on Loans	38	5,301	(24,353)	29,655
Losses on Write-offs of Loans	39	705	(3,963)	4,669
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	40	(15,685)	(18,096)	2,410
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	41	0	(158)	159
Reversal of (Provision for) Reserve for Contingencies	42	(1,061)	(1,739)	678
Other (including Losses on Sales of Loans)	43	(1,605)	3,465	(5,070)
Total	44	(12,344)	(44,846)	32,502

3-4

Mizuho Financial Group, Inc.

Mizuho Trust & Banking

Non-Consolidated

		(Millions of yen)
		Fiscal 2011
			Change	Fiscal 2010
Gross Profits	1	127,079	3,551	123,528
Domestic Gross Profits	2	114,570	(181)	114,751
Net Interest Income	3	38,235	406	37,829
Fiduciary Income	4	48,450	(323)	48,773
Credit Costs for Trust Accounts *1	5	—	—	—
Net Fee and Commission Income *2	6	22,320	3,310	19,010
Net Trading Income	7	2,007	(650)	2,658
Net Other Operating Income	8	3,555	(2,924)	6,480
International Gross Profits	9	12,509	3,732	8,777
Net Interest Income	10	4,486	(218)	4,705
Net Fee and Commission Income	11	(113)	(44)	(68)
Net Trading Income	12	53	(528)	581
Net Other Operating Income	13	8,082	4,523	3,558
General and Administrative Expenses (excluding Non-Recurring Losses)	14	(78,043)	995	(79,039)
Expense Ratio	15	61.4%	(2.5%)	63.9%
Personnel Expenses	16	(35,032)	(1,475)	(33,556)
Non-Personnel Expenses *2	17	(40,590)	2,533	(43,124)
Premium for Deposit Insurance	18	(2,416)	283	(2,700)
Miscellaneous Taxes	19	(2,420)	(61)	(2,358)

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	20	49,036	4,547	44,488
Excluding Net Gains (Losses) related to Bonds	21	37,636	3,721	33,914

Reversal of (Provision for) General Reserve for Possible Losses on Loans	22	2,563	2,563	—

Net Business Profits	23	51,599	7,110	44,488
Net Gains (Losses) related to Bonds	24	11,399	825	10,574

Net Non-Recurring Gains (Losses)	25	(15,538)	1,288	(16,826)
Net Gains (Losses) related to Stocks *3	26	(2,813)	522	(3,335)
Expenses related to Portfolio Problems	27	(3,523)	1,261	(4,785)
Other	28	(9,201)	(495)	(8,705)

Ordinary Profits	29	36,060	8,398	27,662

Net Extraordinary Gains (Losses)	30	(107)	(4,476)	4,369
Net Gains (Losses) on Disposition of Fixed Assets	31	(104)	(20)	(84)
Losses on Impairment of Fixed Assets	32	(2)	0	(2)
Reversal of Reserves for Possible Losses on Loans, etc.	33		(3,702)	3,702
Reversal of Reserve for Possible Losses on Investments *3	34		—	—
Income before Income Taxes	35	35,953	3,921	32,031
Income Taxes - Current	36	5	5	(0)
- Deferred	37	(5,167)	1,660	(6,827)

Net Income	38	30,791	5,587	25,203

*1.    Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) excludes the amounts of “Credit Costs for Trust Accounts” [5].

*2.    Certain items in expenses regarding stock transfer agency business and pension management business, which had been recorded as “Non-Personnel Expenses” [17] until the previous fiscal year, have been included in “Net Fee and Commission Income” [6] as “Fee and Commission Expenses” beginning with this fiscal year, and reclassification of the previous fiscal year has been made accordingly.

*3.    “Reversal of Reserve for Possible Losses on Investments” [34], which had been included in “Net Extraordinary Gains (Losses)” until the previous fiscal year, has been included in “Net Gains (Losses) related to Stocks” [26] beginning with this fiscal year.

Credit-related Costs	39	(960)	122	(1,083)

* Credit-related Costs [39] =    Expenses related to Portfolio Problems [27] + Reversal of (Provision for) General Reserve for
  Possible Losses on Loans [22] + Reversal of Reserves for Possible Losses on Loans, etc. [33] +
  Credit Costs for Trust Accounts [5]

(Reference) Breakdown of Credit-related Costs
Credit Costs for Trust Accounts	40	—	—	—
Reversal of (Provision for) General Reserve for Possible Losses on Loans	41	2,563	(1,004)	3,567
Losses on Write-offs of Loans	42	(519)	4,072	(4,591)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	43	(2,799)	(2,933)	134
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	44	0	(0)	0
Reversal of (Provision for) Reserve for Contingencies	45	(205)	(11)	(194)
Other (including Losses on Sales of Loans)	46	—	—	—
Total	47	(960)	122	(1,083)

3-5

Mizuho Financial Group, Inc.

2. Interest Margins (Domestic Operations)

Non-Consolidated

Aggregated Figures of MHBK and MHCB

				(%)
				Fiscal 2011		Fiscal 2010
					Change
Return on Interest-Earning Assets			1	0.86	(0.11)	0.97
Return on Loans and Bills Discounted			2	1.24	(0.08)	1.32
Return on Securities			3	0.49	(0.08)	0.58
Cost of Funding (including Expenses)			4	0.81	(0.04)	0.86
Cost of Deposits and Debentures (including Expenses)			5	0.97	(0.02)	0.99
Cost of Deposits and Debentures			6	0.06	(0.03)	0.10
Cost of Other External Liabilities			7	0.25	(0.04)	0.30

Net Interest Margin	(1	)-(4)	8	0.04	(0.06)	0.10
Loan and Deposit Rate Margin (including Expenses)	(2	)-(5)	9	0.26	(0.05)	0.32
Loan and Deposit Rate Margin	(2	)-(6)	10	1.17	(0.04)	1.21

* Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).
* Deposits and Debentures include Negotiable Certificates of Deposit (“NCDs”).
(Reference) After excluding loans to Deposit Insurance Corporation of Japan and Japanese government
Return on Loans and Bills Discounted			11	1.38	(0.08)	1.47
Loan and Deposit Rate Margin (including Expenses)	(11	)-(5)	12	0.41	(0.06)	0.47
Loan and Deposit Rate Margin	(11	)-(6)	13	1.31	(0.05)	1.36

Mizuho Bank

Return on Interest-Earning Assets			14	0.92	(0.11)	1.03
Return on Loans and Bills Discounted			15	1.38	(0.09)	1.47
Return on Securities			16	0.42	(0.05)	0.48
Cost of Funding (including Expenses)			17	0.91	(0.05)	0.96
Cost of Deposits and Debentures (including Expenses)			18	0.99	(0.02)	1.02
Cost of Deposits and Debentures			19	0.05	(0.03)	0.09
Cost of Other External Liabilities			20	0.19	(0.05)	0.24

Net Interest Margin	(14	)-(17)	21	0.00	(0.06)	0.06
Loan and Deposit Rate Margin (including Expenses)	(15	)-(18)	22	0.38	(0.06)	0.45
Loan and Deposit Rate Margin	(15	)-(19)	23	1.32	(0.05)	1.38

* Deposits and Debentures include NCDs.

(Reference) After excluding loans to Deposit Insurance Corporation of Japan and Japanese government
Return on Loans and Bills Discounted			24	1.59	(0.08)	1.68
Loan and Deposit Rate Margin (including Expenses)	(24	)-(18)	25	0.60	(0.06)	0.66
Loan and Deposit Rate Margin	(24	)-(19)	26	1.53	(0.05)	1.59

Mizuho Corporate Bank

Return on Interest-Earning Assets			27	0.75	(0.10)	0.86
Return on Loans and Bills Discounted			28	0.96	(0.06)	1.03
Return on Securities			29	0.57	(0.11)	0.69
Cost of Funding (including Expenses)			30	0.64	(0.04)	0.68
Cost of Deposits and Debentures (including Expenses)			31	0.89	(0.01)	0.90
Cost of Deposits and Debentures			32	0.09	(0.03)	0.13
Cost of Other External Liabilities			33	0.28	(0.04)	0.32

Net Interest Margin	(27	)-(30)	34	0.11	(0.06)	0.18
Loan and Deposit Rate Margin (including Expenses)	(28	)-(31)	35	0.07	(0.05)	0.13
Loan and Deposit Rate Margin	(28	)-(32)	36	0.86	(0.02)	0.89

* Deposits and Debentures include NCDs.

(Reference) After excluding loans to Deposit Insurance Corporation of Japan and Japanese government
Return on Loans and Bills Discounted			37	1.01	(0.08)	1.09
Loan and Deposit Rate Margin (including Expenses)	(37	)-(31)	38	0.12	(0.06)	0.19
Loan and Deposit Rate Margin	(37	)-(32)	39	0.91	(0.04)	0.95

Mizuho Trust & Banking (3 domestic accounts)

Return on Interest-Earning Assets			40	0.95	(0.11)	1.06
Return on Loans and Bills Discounted			41	1.27	(0.12)	1.40
Return on Securities			42	0.65	0.04	0.61
Cost of Funding			43	0.24	(0.07)	0.31
Cost of Deposits			44	0.16	(0.07)	0.24

Net Interest Margin	(40	)-(43)	45	0.71	(0.03)	0.74
Loan and Deposit Rate Margin	(41	)-(44)	46	1.10	(0.04)	1.15

*	3 domestic accounts =	banking accounts (domestic operations) + trust accounts with contracts indemnifying the principal amounts (loan trusts + jointly-managed money trusts)
*	Deposits include NCDs.

3-6

Mizuho Financial Group, Inc.

3. Use and Source of Funds

Non-Consolidated

Aggregated Figures of MHBK and MHCB

	(Millions of yen, %)
	Fiscal 2011				Fiscal 2010
			Change
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
(Total)

Use of Funds	124,973,481	1.04	7,458,792	(0.09)	117,514,688	1.14
Loans and Bills Discounted	59,783,543	1.33	1,277,416	(0.05)	58,506,127	1.38
Securities	45,379,475	0.73	3,547,170	(0.08)	41,832,304	0.81

Source of Funds	124,261,720	0.29	5,586,410	(0.02)	118,675,309	0.31
Deposits	75,361,837	0.11	2,194,074	(0.02)	73,167,762	0.13
NCDs	11,291,610	0.23	473,382	0.01	10,818,227	0.21
Debentures	85,550	0.44	(1,063,974)	(0.11)	1,149,524	0.56
Call Money	13,407,803	0.27	99,259	(0.02)	13,308,544	0.29
Payables under Repurchase Agreements	4,491,831	0.21	140,037	(0.03)	4,351,793	0.25
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	10,793,492	1.01	3,259,017	(0.46)	7,534,474	1.48

(Domestic Operations)

Use of Funds	102,575,098	0.86	4,632,396	(0.11)	97,942,701	0.97
Loans and Bills Discounted	49,023,497	1.24	(601,842)	(0.07)	49,625,340	1.32
Securities	37,585,329	0.49	2,901,300	(0.08)	34,684,029	0.58

Source of Funds	102,032,180	0.16	2,680,777	(0.03)	99,351,403	0.19
Deposits	64,220,961	0.06	738,921	(0.03)	63,482,040	0.09
NCDs	9,202,752	0.10	(102,049)	(0.01)	9,304,801	0.12
Debentures	85,550	0.44	(1,063,974)	(0.11)	1,149,524	0.56
Call Money	12,966,873	0.25	(127,064)	(0.02)	13,093,938	0.28
Payables under Repurchase Agreements	500,235	0.12	(207,189)	(0.00)	707,425	0.12
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	8,106,258	0.26	3,088,921	(0.11)	5,017,336	0.37

(International Operations)

Use of Funds	25,670,278	1.69	4,517,297	(0.19)	21,152,980	1.88
Loans and Bills Discounted	10,760,045	1.76	1,879,258	0.00	8,880,786	1.76
Securities	7,794,145	1.87	645,869	(0.09)	7,148,275	1.96

Source of Funds	25,501,434	0.81	4,596,534	(0.06)	20,904,900	0.88
Deposits	11,140,875	0.43	1,455,153	0.00	9,685,722	0.42
NCDs	2,088,858	0.77	575,432	(0.03)	1,513,425	0.81
Debentures	—	—	—	—	—	—
Call Money	440,930	0.68	226,324	(0.34)	214,605	1.02
Payables under Repurchase Agreements	3,991,595	0.22	347,227	(0.04)	3,644,368	0.27
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	2,687,234	3.29	170,096	(0.40)	2,517,137	3.70

3-7

Mizuho Financial Group, Inc.

Mizuho Bank

	(Millions of yen, %)
	Fiscal 2011				Fiscal 2010
			Change
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
(Total)

Use of Funds	66,495,538	0.95	3,070,099	(0.11)	63,425,438	1.07
Loans and Bills Discounted	32,654,569	1.36	(178,978)	(0.08)	32,833,547	1.45
Securities	22,343,628	0.52	2,705,084	(0.06)	19,638,544	0.59

Source of Funds	67,390,539	0.13	2,079,029	(0.03)	65,311,510	0.16
Deposits	56,127,819	0.06	1,159,846	(0.02)	54,967,972	0.09
NCDs	1,508,105	0.07	(584,881)	(0.04)	2,092,987	0.11
Debentures	85,550	0.44	(697,106)	0.05	782,656	0.39
Call Money	1,387,590	0.08	24,693	(0.00)	1,362,897	0.08
Payables under Repurchase Agreements	903	0.09	(94,654)	(0.01)	95,557	0.11
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	5,502,825	0.54	1,934,680	(0.29)	3,568,145	0.83

(Domestic Operations)

Use of Funds	63,543,242	0.92	2,872,030	(0.11)	60,671,212	1.03
Loans and Bills Discounted	31,859,927	1.36	(305,220)	(0.08)	32,165,148	1.45
Securities	20,595,628	0.42	2,399,620	(0.05)	18,196,008	0.48

Source of Funds	64,468,975	0.09	1,887,069	(0.03)	62,581,906	0.12
Deposits	55,063,155	0.05	1,137,510	(0.02)	53,925,645	0.08
NCDs	1,507,226	0.07	(584,062)	(0.04)	2,091,288	0.11
Debentures	85,550	0.44	(697,106)	0.05	782,656	0.39
Call Money	1,386,809	0.08	23,912	(0.00)	1,362,897	0.08
Payables under Repurchase Agreements	903	0.09	(94,654)	(0.01)	95,557	0.11
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	4,987,478	0.22	1,970,155	(0.09)	3,017,322	0.31

(International Operations)

Use of Funds	3,466,709	1.40	394,781	(0.28)	3,071,927	1.69
Loans and Bills Discounted	794,641	1.13	126,242	(0.07)	668,398	1.20
Securities	1,747,999	1.69	305,464	(0.29)	1,442,535	1.98

Source of Funds	3,435,978	0.84	388,671	(0.16)	3,047,306	1.01
Deposits	1,064,663	0.30	22,336	(0.01)	1,042,327	0.32
NCDs	879	0.29	(818)	(0.04)	1,698	0.33
Debentures	—	—	—	—	—	—
Call Money	781	0.19	781	0.19	—	—
Payables under Repurchase Agreements	—	—	—	—	—	—
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	515,347	3.69	(35,475)	0.00	550,822	3.68

3-8

Mizuho Financial Group, Inc.

Mizuho Corporate Bank

	(Millions of yen, %)
	Fiscal 2011				Fiscal 2010
			Change
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
(Total)

Use of Funds	58,477,943	1.15	4,388,692	(0.07)	54,089,250	1.23
Loans and Bills Discounted	27,128,974	1.30	1,456,394	(0.00)	25,672,579	1.30
Securities	23,035,846	0.93	842,085	(0.08)	22,193,760	1.01

Source of Funds	56,871,180	0.49	3,507,381	(0.01)	53,363,799	0.50
Deposits	19,234,017	0.27	1,034,227	0.00	18,199,789	0.27
NCDs	9,783,504	0.25	1,058,263	0.01	8,725,240	0.24
Debentures	—	—	(366,867)	(0.93)	366,867	0.93
Call Money	12,020,213	0.29	74,566	(0.02)	11,945,646	0.32
Payables under Repurchase Agreements	4,490,927	0.21	234,691	(0.03)	4,256,235	0.25
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	5,290,666	1.50	1,324,337	(0.56)	3,966,329	2.06

(Domestic Operations)

Use of Funds	39,031,856	0.75	1,760,366	(0.10)	37,271,489	0.86
Loans and Bills Discounted	17,163,570	1.00	(296,621)	(0.06)	17,460,191	1.07
Securities	16,989,701	0.57	501,680	(0.11)	16,488,020	0.69

Source of Funds	37,563,205	0.28	793,708	(0.03)	36,769,497	0.32
Deposits	9,157,806	0.08	(398,589)	(0.03)	9,556,395	0.12
NCDs	7,695,525	0.11	482,012	(0.00)	7,213,513	0.12
Debentures	—	—	(366,867)	(0.93)	366,867	0.93
Call Money	11,580,064	0.27	(150,977)	(0.03)	11,731,041	0.31
Payables under Repurchase Agreements	499,332	0.12	(112,535)	(0.00)	611,867	0.12
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	3,118,780	0.32	1,118,765	(0.13)	2,000,014	0.45

(International Operations)

Use of Funds	22,203,568	1.73	4,122,515	(0.17)	18,081,052	1.91
Loans and Bills Discounted	9,965,404	1.82	1,753,016	0.01	8,212,388	1.80
Securities	6,046,145	1.92	340,405	(0.03)	5,705,740	1.95

Source of Funds	22,065,456	0.81	4,207,862	(0.04)	17,857,594	0.86
Deposits	10,076,211	0.44	1,432,816	0.00	8,643,394	0.43
NCDs	2,087,978	0.77	576,251	(0.03)	1,511,727	0.81
Debentures	—	—	—	—	—	—
Call Money	440,149	0.68	225,543	(0.34)	214,605	1.02
Payables under Repurchase Agreements	3,991,595	0.22	347,227	(0.04)	3,644,368	0.27
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	2,171,886	3.19	205,571	(0.50)	1,966,315	3.70

3-9

Mizuho Financial Group, Inc.

Mizuho Trust & Banking (Banking Account)

	(Millions of yen, %)
	Fiscal 2011				Fiscal 2010
			Change
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
(Total)

Use of Funds	5,956,450	0.99	322,140	(0.11)	5,634,310	1.11
Loans and Bills Discounted	3,292,884	1.26	(31,672)	(0.13)	3,324,557	1.39
Securities	2,048,438	0.76	255,791	(0.00)	1,792,647	0.76

Source of Funds	5,832,882	0.28	291,481	(0.08)	5,541,401	0.36
Deposits	2,176,924	0.20	(142,671)	(0.10)	2,319,596	0.30
NCDs	905,623	0.13	118,649	(0.02)	786,974	0.16
Debentures	—	—	—	—	—	—
Call Money	654,676	0.12	96,773	(0.02)	557,903	0.14
Payables under Repurchase Agreements	—	—	—	—	—	—
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	782,912	0.15	253,740	(0.02)	529,171	0.17

(Domestic Operations)

Use of Funds	5,622,029	0.96	297,752	(0.11)	5,324,276	1.07
Loans and Bills Discounted	3,231,268	1.26	(42,520)	(0.12)	3,273,789	1.39
Securities	1,638,529	0.65	270,359	0.07	1,368,170	0.58

Source of Funds	5,495,691	0.28	267,144	(0.08)	5,228,547	0.36
Deposits	2,149,514	0.20	(158,380)	(0.10)	2,307,894	0.30
NCDs	905,623	0.13	118,649	(0.02)	786,974	0.16
Debentures	—	—	—	—	—	—
Call Money	643,397	0.11	99,777	(0.01)	543,619	0.12
Payables under Repurchase Agreements	—	—	—	—	—	—
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	781,678	0.15	252,527	(0.02)	529,151	0.17

(International Operations)

Use of Funds	954,025	0.68	151,525	(0.20)	802,499	0.89
Loans and Bills Discounted	61,616	1.06	10,848	(0.46)	50,768	1.52
Securities	409,908	1.19	(14,568)	(0.15)	424,477	1.34

Source of Funds	956,795	0.21	151,474	(0.08)	805,321	0.30
Deposits	27,409	0.23	15,708	0.03	11,701	0.20
NCDs	—	—	—	—	—	—
Debentures	—	—	—	—	—	—
Call Money	11,279	0.60	(3,004)	0.02	14,284	0.58
Payables under Repurchase Agreements	—	—	—	—	—	—
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	1,233	0.63	1,213	(0.54)	20	1.17

3-10

Mizuho Financial Group, Inc.

4. Net Gains/Losses on Securities

Non-Consolidated

Aggregated Figures of the 3 Banks

	(Millions of yen)
	Fiscal 2011		Fiscal 2010
		Change
Net Gains (Losses) related to Bonds	155,139	14,481	140,658
Gains on Sales and Others	222,619	(13,498)	236,118
Losses on Sales and Others	(55,689)	28,740	(84,429)
Impairment (Devaluation)	(9,759)	(3,205)	(6,553)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(2,031)	2,445	(4,476)

	Fiscal 2011		Fiscal 2010
		Change
Net Gains (Losses) related to Stocks	(50,348)	25,845	(76,194)
Gains on Sales	24,270	(15,718)	39,988
Losses on Sales	(28,501)	(1,628)	(26,873)
Impairment (Devaluation)	(41,502)	45,867	(87,369)
Reversal of (Provision for) Reserve for Possible Losses on Investments	(116)	18	(134)
Gains (Losses) on Derivatives other than for Trading	(4,498)	(2,693)	(1,805)

*	Figures for Fiscal 2010 include gains on Reversal of Reserve for Possible Losses on Investments (included in Extraordinary Gains).

Mizuho Bank

	Fiscal 2011		Fiscal 2010
		Change
Net Gains (Losses) related to Bonds	53,757	20,782	32,974
Gains on Sales and Others	68,928	7,570	61,358
Losses on Sales and Others	(13,626)	7,924	(21,551)
Impairment (Devaluation)	(2,218)	4,143	(6,362)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	673	1,143	(469)

	Fiscal 2011		Fiscal 2010
		Change
Net Gains (Losses) related to Stocks	(7,288)	1,079	(8,368)
Gains on Sales	9,349	4,225	5,124
Losses on Sales	(3,360)	1,421	(4,782)
Impairment (Devaluation)	(11,158)	(2,171)	(8,986)
Reversal of (Provision for) Reserve for Possible Losses on Investments	1	(7)	9
Gains (Losses) on Derivatives other than for Trading	(2,121)	(2,387)	265

*	Figures for Fiscal 2010 include gains on Reversal of Reserve for Possible Losses on Investments (included in Extraordinary Gains).

3-11

Mizuho Financial Group, Inc.

Mizuho Corporate Bank

	(Millions of yen)
	Fiscal 2011		Fiscal 2010
		Change
Net Gains (Losses) related to Bonds	89,982	(7,126)	97,109
Gains on Sales and Others	142,412	(19,358)	161,770
Losses on Sales and Others	(40,955)	19,146	(60,101)
Impairment (Devaluation)	(7,102)	(6,939)	(162)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(4,372)	25	(4,397)

	Fiscal 2011		Fiscal 2010
		Change
Net Gains (Losses) related to Stocks	(40,246)	24,243	(64,490)
Gains on Sales	11,968	(18,548)	30,516
Losses on Sales	(21,330)	(827)	(20,503)
Impairment (Devaluation)	(28,508)	43,740	(72,248)
Reversal of (Provision for) Reserve for Possible Losses on Investments	(118)	25	(143)
Gains (Losses) on Derivatives other than for Trading	(2,257)	(146)	(2,111)

Mizuho Trust & Banking
	Fiscal 2011		Fiscal 2010
		Change
Net Gains (Losses) related to Bonds	11,399	825	10,574
Gains on Sales and Others	11,278	(1,710)	12,988
Losses on Sales and Others	(1,107)	1,669	(2,777)
Impairment (Devaluation)	(438)	(409)	(28)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	1,666	1,275	390

	Fiscal 2011		Fiscal 2010
		Change
Net Gains (Losses) related to Stocks	(2,813)	522	(3,335)
Gains on Sales	2,952	(1,395)	4,347
Losses on Sales	(3,810)	(2,222)	(1,588)
Impairment (Devaluation)	(1,835)	4,298	(6,134)
Reversal of (Provision for) Reserve for Possible Losses on Investments	0	0	(0)
Gains (Losses) on Derivatives other than for Trading	(119)	(159)	39

3-12

Mizuho Financial Group, Inc.

5. Unrealized Gains/Losses on Securities

•	Securities for which it is deemed to be extremely difficult to determine the fair value are excluded.

Consolidated

(1) Other Securities

	(Millions of yen)
	As of March 31, 2012				As of September 30, 2011			As of March 31, 2011
	Book Value (=Fair Value)	Unrealized Gains/Losses			Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses		Gains	Losses
Other Securities	49,798,518	83,866	649,922	566,056	(157,709)	535,704	693,414	(632)	651,510	652,143
Japanese Stocks	2,509,353	156,584	453,564	296,979	(45,717)	318,177	363,895	205,734	456,414	250,680
Japanese Bonds	36,372,564	56,426	91,943	35,516	48,062	95,670	47,607	(11,334)	92,186	103,520
Japanese Government Bonds	32,689,678	51,814	55,236	3,422	40,097	47,780	7,683	1,078	52,164	51,085
Other	10,916,599	(129,144)	104,415	233,560	(160,054)	121,856	281,911	(195,033)	102,909	297,943

*	In addition to “Securities” on the consolidated balance sheets, NCDs in “Cash and Due from Banks,” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included.
*	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the consolidated balance sheet date.
Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date.
*	The book values of Other Securities which have readily determinable fair value are stated at fair value, so Unrealized Gains/Losses indicate the difference between book values on the consolidated balance sheets and the acquisition costs.
*	Unrealized Gains/Losses include ¥(7,343) million, ¥(12,484) million and ¥(1,242) million, which were recognized in the statement of income for March 31, 2012, September 30, 2011 and March 31, 2011, respectively, by applying the fair-value hedge method and others.
As a result, the base amounts to be recorded directly to Net Assets after tax and consolidation adjustments as of March 31, 2012, September 30, 2011 and March 31, 2011 are ¥91,209 million, ¥(145,225) million and ¥609 million, respectively.
*	Unrealized Gains (Losses) on Other Securities, net of Taxes (recorded directly to Net Assets after tax and consolidation adjustments, excluding the amount recognized in the statement of income by applying the fair-value hedge method and others, including translation differences regarding securities, the fair values of which are extremely difficult to determine) as of March 31, 2012, September 30, 2011 and March 31, 2011 are ¥37,857 million, ¥(152,381) million and ¥(21,648) million, respectively.

(2) Bonds Held to Maturity

	(Millions of yen)
	As of March 31, 2012				As of September 30, 2011			As of March 31, 2011
	Book Value	Unrealized Gains/Losses			Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses		Gains	Losses
Bonds Held to Maturity	1,801,614	14,525	14,586	61	11,913	12,027	113	6,097	7,365	1,268

Non-Consolidated

(1) Other Securities

Aggregated Figures of the 3 Banks

	(Millions of yen)
	As of March 31, 2012				As of September 30, 2011			As of March 31, 2011
	Book Value (=Fair Value)	Unrealized Gains/Losses			Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses		Gains	Losses
Other Securities	49,226,157	67,052	629,828	562,775	(159,379)	528,333	687,713	(15,216)	635,040	650,256
Japanese Stocks	2,482,703	133,667	443,707	310,040	(70,605)	311,602	382,207	181,725	447,585	265,859
Japanese Bonds	36,067,801	56,079	91,545	35,466	47,408	94,995	47,587	(12,124)	91,337	103,462
Japanese Government Bonds	32,472,747	51,421	54,839	3,417	39,539	47,216	7,676	476	51,551	51,075
Other	10,675,653	(122,693)	94,575	217,269	(136,182)	121,735	257,918	(184,817)	96,116	280,934

Mizuho Bank
Other Securities	23,755,042	464	174,175	173,711	(54,812)	166,636	221,449	(44,682)	163,689	208,371
Japanese Stocks	690,989	(3,819)	100,941	104,760	(63,068)	72,494	135,562	(8,101)	96,532	104,634
Japanese Bonds	19,821,006	23,425	48,314	24,889	20,011	53,121	33,110	(1,996)	47,018	49,014
Japanese Government Bonds	17,225,727	31,336	32,444	1,107	30,824	32,249	1,424	25,381	35,528	10,147
Other	3,243,045	(19,141)	24,919	44,061	(11,756)	41,020	52,776	(34,584)	20,137	54,721

Mizuho Corporate Bank
Other Securities	23,354,271	34,742	399,624	364,882	(119,402)	314,371	433,773	3,834	414,419	410,585
Japanese Stocks	1,612,478	106,780	296,260	189,480	(23,228)	203,833	227,062	154,118	304,667	150,548
Japanese Bonds	14,829,778	26,434	36,771	10,337	20,684	35,007	14,323	(15,248)	36,400	51,648
Japanese Government Bonds	13,873,723	14,464	16,623	2,158	2,822	8,996	6,174	(29,701)	8,627	38,329
Other	6,912,014	(98,472)	66,592	165,064	(116,858)	75,529	192,387	(135,036)	73,351	208,388

Mizuho Trust & Banking
Other Securities	2,116,844	31,845	56,027	24,181	14,835	47,325	32,490	25,630	56,930	31,299
Japanese Stocks	179,235	30,706	46,505	15,799	15,691	35,274	19,583	35,708	46,385	10,676
Japanese Bonds	1,417,015	6,219	6,458	239	6,712	6,866	153	5,119	7,917	2,798
Japanese Government Bonds	1,373,295	5,620	5,771	151	5,892	5,971	78	4,796	7,395	2,598
Other	520,592	(5,079)	3,063	8,143	(7,568)	5,184	12,753	(15,197)	2,627	17,824

*	In addition to “Securities” indicated on the balance sheets, NCDs in “Cash and Due from Banks” and certain items in “Other Debt Purchased” are also included.
*	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the balance sheet date.
Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the balance sheet date.
*	The book values of Other Securities which have readily determinable fair value are stated at fair value, so Unrealized Gains/Losses indicate the difference between book values on the balance sheets and the acquisition costs.
*	Unrealized Gains/Losses include ¥5,342 million, ¥3,961 million and ¥11,874 million, which were recognized in the statement of income for March 31, 2012, September 30, 2011 and March 31, 2011, respectively, by applying the fair-value hedge method and others.
As a result, the base amounts to be recorded directly to Net Assets after tax adjustment as of March 31, 2012, September 30, 2011 and March 31, 2011 are ¥61,710 million, ¥(163,341) million and ¥(27,091) million, respectively.
*	Unrealized Gains (Losses) on Other Securities, net of Taxes (recorded directly to Net Assets after tax adjustment, excluding the amount recognized in the statement of income by applying the fair-value hedge method and others, including translation differences regarding securities, the fair values of which are extremely difficult to determine) as of March 31, 2012, September 30, 2011 and March 31, 2011 are as follows:

	(Millions of yen)
	As of March 31, 2012	As of September 30, 2011	As of March 31, 2011
Aggregated Figures	17,457	(163,355)	(33,231)
Mizuho Bank	(10,556)	(63,297)	(58,823)
Mizuho Corporate Bank	2,024	(111,665)	3,011
Mizuho Trust & Banking	25,988	11,607	22,580

3-13

Mizuho Financial Group, Inc.

(2) Bonds Held to Maturity

Aggregated Figures of the 3 Banks

(Millions of yen)
	As of March 31, 2012				As of September 30, 2011			As of March 31, 2011
	Book Value	Unrealized Gains/Losses			Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses		Gains	Losses
Aggregated Figures	1,800,614	14,524	14,586	61	11,910	12,024	113	6,091	7,360	1,268
Mizuho Bank	1,800,614	14,524	14,586	61	11,910	12,024	113	6,091	7,360	1,268
Mizuho Corporate Bank	—	—	—	—	—	—	—	—	—	—
Mizuho Trust & Banking	—	—	—	—	—	—	—	—	—	—

(3) Investment in Subsidiaries and Affiliates

Aggregated Figures of the 3 Banks

	(Millions of yen)
	As of March 31, 2012				As of September 30, 2011			As of March 31, 2011
	Book Value	Unrealized Gains/Losses			Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses		Gains	Losses
Aggregated Figures	44,206	(4,891)	—	4,891	—	—	—	(157,081)	—	157,081
Mizuho Bank	—	—	—	—	—	—	—	(35,614)	—	35,614
Mizuho Corporate Bank	44,206	(4,891)	—	4,891	—	—	—	(121,466)	—	121,466
Mizuho Trust & Banking	—	—	—	—	—	—	—	—	—	—

Mizuho Financial Group, Inc. (Non-Consolidated)

	(Millions of yen)
Investments in Subsidiaries and Affiliates	—	—	—	—	—	—	—	143,629	143,629	—

(Reference)

Unrealized Gains/Losses on Other Securities

(the base amount to be recorded directly to Net Assets after tax and other necessary adjustments)

For certain Other Securities, Unrealized Gains/Losses were recognized in the statement of income by applying the fair-value hedge method and others. They were excluded from Unrealized Gains (Losses) on Other Securities. These adjusted Unrealized Gains/Losses were the base amount, which was to be recorded directly to Net Assets after tax and other necessary adjustments.

The base amount was as follows:

Consolidated

	(Millions of yen)
	As of March 31, 2012			As of September 30, 2011	As of March 31, 2011
	Unrealized Gains/Losses
		Change from September 30, 2011	Change from March 31, 2011	Unrealized Gains/Losses	Unrealized Gains/Losses
Other Securities	91,209	236,435	90,599	(145,225)	609
Japanese Stocks	156,305	202,023	(49,428)	(45,717)	205,734
Japanese Bonds	54,878	8,401	67,801	46,476	(12,923)
Japanese Government Bonds	50,265	11,754	50,775	38,511	(510)
Other	(119,974)	26,010	72,227	(145,984)	(192,201)

Non-Consolidated

Aggregated Figures of the 3 Banks

	(Millions of yen)
	As of March 31, 2012			As of September 30, 2011	As of March 31, 2011
	Unrealized Gains/Losses
		Change from September 30, 2011	Change from March 31, 2011	Unrealized Gains/Losses	Unrealized Gains/Losses
Other Securities	61,710	225,051	88,801	(163,341)	(27,091)
Japanese Stocks	133,388	203,994	(48,337)	(70,605)	181,725
Japanese Bonds	54,530	8,707	68,243	45,822	(13,713)
Japanese Government Bonds	49,872	11,918	50,985	37,953	(1,112)
Other	(126,209)	12,349	68,894	(138,558)	(195,103)

3-14

Mizuho Financial Group, Inc.

6. Projected Redemption Amounts for Securities

•	The redemption schedule by term for Bonds Held to Maturity and Other Securities with maturities is as follows:

Non-Consolidated

Aggregated Figures of the 3 Banks

	(Billions of yen)
	Maturity as of March 31, 2012				Change				Maturity as of March 31, 2011
	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years
Japanese Bonds	13,142.3	20,376.1	2,945.2	1,213.7	(1,739.8)	5,224.6	(11.2)	21.5	14,882.1	15,151.5	2,956.5	1,192.1
Japanese Government Bonds	12,398.9	18,865.4	2,617.4	228.0	(1,667.0)	5,691.5	87.5	(92.2)	14,065.9	13,173.9	2,529.9	320.2
Japanese Local Government Bonds	51.0	123.7	91.5	0.8	41.5	(33.7)	31.3	(0.0)	9.5	157.5	60.2	0.9
Japanese Corporate Bonds	692.2	1,386.9	236.3	984.8	(114.3)	(433.1)	(130.0)	113.8	806.6	1,820.1	366.3	871.0
Other	1,118.9	4,069.4	1,745.0	2,897.6	(65.6)	1,087.5	744.0	979.8	1,184.5	2,981.9	1,000.9	1,917.8

Mizuho Bank

Japanese Bonds	8,234.5	11,514.0	1,107.3	684.4	2,063.5	2,011.0	(79.3)	(52.5)	6,170.9	9,502.9	1,186.6	736.9
Japanese Government Bonds	7,560.6	10,366.7	940.0	82.0	2,140.5	2,262.0	(50.0)	(112.2)	5,420.0	8,104.7	990.0	194.2
Japanese Local Government Bonds	48.6	111.8	26.9	—	39.7	(24.0)	16.8	—	8.8	135.9	10.0	—
Japanese Corporate Bonds	625.2	1,035.4	140.3	602.4	(116.8)	(226.9)	(46.2)	59.6	742.0	1,262.3	186.6	542.7
Other	95.3	1,466.6	290.5	1,282.2	(18.6)	705.7	133.1	242.1	113.9	760.8	157.3	1,040.1

Mizuho Corporate Bank

Japanese Bonds	4,672.9	8,077.8	1,492.4	489.3	(3,696.8)	3,101.2	192.6	54.1	8,369.7	4,976.6	1,299.7	435.2
Japanese Government Bonds	4,611.8	7,743.7	1,337.4	106.0	(3,701.5)	3,327.0	260.0	—	8,313.4	4,416.7	1,077.4	106.0
Japanese Local Government Bonds	2.4	10.9	61.7	0.8	2.1	(9.8)	14.0	(0.0)	0.3	20.8	47.7	0.9
Japanese Corporate Bonds	58.6	323.2	93.3	382.4	2.6	(215.8)	(81.3)	54.1	56.0	539.1	174.6	328.2
Other	988.6	2,338.4	1,333.7	1,615.3	(26.2)	298.6	564.4	738.1	1,014.8	2,039.7	769.2	877.1

Mizuho Trust & Banking

Japanese Bonds	234.8	784.2	345.5	40.0	(106.5)	112.3	(124.5)	20.0	341.4	671.9	470.0	20.0
Japanese Government Bonds	226.5	755.0	340.0	40.0	(106.0)	102.5	(122.5)	20.0	332.5	652.5	462.5	20.0
Japanese Local Government Bonds	—	0.9	2.8	—	(0.3)	0.1	0.3	—	0.3	0.8	2.4	—
Japanese Corporate Bonds	8.3	28.2	2.6	—	(0.2)	9.6	(2.4)	—	8.5	18.6	5.0	—
Other	34.9	264.3	120.8	0.0	(20.7)	83.1	46.4	(0.4)	55.7	181.2	74.3	0.4

3-15

Mizuho Financial Group, Inc.

7. Overview of Derivative Transactions Qualifying for Hedge Accounting

Non-Consolidated

•	Notional Amounts of Interest Rate Swaps (qualifying for hedge accounting (deferred method)) by Remaining Contractual Term

Aggregated Figures of the 3 Banks

	(Billions of yen)
	As of March 31, 2012				Change				As of March 31, 2011
	Within 1 year	1 - 5 years	Over 5 years	Total	Within 1 year	1 - 5 years	Over 5 years	Total	Within 1 year	1 - 5 years	Over 5 years	Total
Receive Fixed / Pay Float	10,713.4	14,271.1	4,260.4	29,245.0	1,580.6	899.5	727.3	3,207.4	9,132.8	13,371.6	3,533.1	26,037.5
Receive Float / Pay Fixed	2,281.0	2,252.3	2,285.4	6,818.8	840.6	(278.7)	(220.6)	341.2	1,440.4	2,531.0	2,506.1	6,477.6
Receive Float / Pay Float	14.8	140.0	30.0	184.8	14.8	(14.8)	—	—	—	154.8	30.0	184.8
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—
Total	13,009.2	16,663.4	6,575.9	36,248.6	2,436.0	605.9	506.6	3,548.6	10,573.2	16,057.4	6,069.2	32,699.9

Mizuho Bank

Receive Fixed / Pay Float	8,993.5	6,091.8	559.9	15,645.3	2,364.5	24.6	297.4	2,686.6	6,629.0	6,067.1	262.4	12,958.6
Receive Float / Pay Fixed	—	—	175.1	175.1	—	—	(438.7)	(438.7)	—	—	613.9	613.9
Receive Float / Pay Float	—	—	—	—	—	—	—	—	—	—	—	—
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—
Total	8,993.5	6,091.8	735.0	15,820.4	2,364.5	24.6	(141.2)	2,247.9	6,629.0	6,067.1	876.3	13,572.5

Mizuho Corporate Bank

Receive Fixed / Pay Float	1,719.8	8,179.3	3,555.5	13,454.6	(783.9)	874.9	299.8	390.7	2,503.8	7,304.4	3,255.7	13,063.9
Receive Float / Pay Fixed	2,161.0	2,177.3	2,080.3	6,418.7	780.6	(168.7)	228.1	840.0	1,380.4	2,346.0	1,852.2	5,578.7
Receive Float / Pay Float	14.8	140.0	30.0	184.8	14.8	(14.8)	—	—	—	154.8	30.0	184.8
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—
Total	3,895.6	10,496.6	5,665.8	20,058.1	11.4	691.3	527.9	1,230.7	3,884.2	9,805.2	5,137.9	18,827.4

Mizuho Trust & Banking

Receive Fixed / Pay Float	—	—	145.0	145.0	—	—	130.0	130.0	—	—	15.0	15.0
Receive Float / Pay Fixed	120.0	75.0	30.0	225.0	60.0	(110.0)	(10.0)	(60.0)	60.0	185.0	40.0	285.0
Receive Float / Pay Float	—	—	—	—	—	—	—	—	—	—	—	—
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—
Total	120.0	75.0	175.0	370.0	60.0	(110.0)	120.0	70.0	60.0	185.0	55.0	300.0
(Reference)

Deferred Hedge Gains/Losses of Derivative Transactions Qualifying for Hedge Accounting

	(Billions of yen)
	As of March 31, 2012			Change			As of March 31, 2011
	Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses
	Gains	Losses		Gains	Losses		Gains	Losses
Aggregated Figures	771.0	553.0	217.9	(13.3)	1.2	(14.5)	784.3	551.8	232.5
Mizuho Bank	64.0	82.1	(18.0)	(19.5)	5.3	(24.9)	83.6	76.7	6.9
Mizuho Corporate Bank	643.4	401.0	242.4	10.2	2.0	8.2	633.2	399.0	234.2
Mizuho Trust & Banking	63.4	69.9	(6.4)	(3.9)	(6.1)	2.1	67.4	76.0	(8.5)

Note: Above figures reflect all derivative transactions qualifying for hedge accounting, and are before net of applicable income taxes.

3-16

Mizuho Financial Group, Inc.

8. Employee Retirement Benefits

Non-Consolidated

Projected Benefit Obligations

Aggregated Figures of the 3 Banks

		(Millions of yen)
		As of March 31, 2012	Change	As of March 31, 2011
Projected Benefit Obligations	(A)	1,186,325	107,373	1,078,952
Discount Rate (%)		1.7	(0.8)	2.5

Total Fair Value of Plan Assets	(B)	1,210,121	57,605	1,152,516
Unrecognized Actuarial Differences	(C)	390,949	(15,200)	406,149
Prepaid Pension Cost	(D)	414,745	(64,967)	479,713
Reserve for Employee Retirement Benefits	(A)-(B)-(C)+(D)	—	—	—

Mizuho Bank

Projected Benefit Obligations	(A)	707,530	69,303	638,227
Discount Rate (%)		1.7	(0.8)	2.5

Total Fair Value of Plan Assets	(B)	725,684	43,658	682,026
Unrecognized Actuarial Differences	(C)	221,616	(27,854)	249,470
Prepaid Pension Cost	(D)	239,770	(53,498)	293,269
Reserve for Employee Retirement Benefits	(A)-(B)-(C)+(D)	—	—	—

Mizuho Corporate Bank

Projected Benefit Obligations	(A)	345,051	25,309	319,742
Discount Rate (%)		1.7	(0.8)	2.5

Total Fair Value of Plan Assets	(B)	352,088	10,083	342,004
Unrecognized Actuarial Differences	(C)	124,962	7,100	117,862
Prepaid Pension Cost	(D)	131,998	(8,125)	140,124
Reserve for Employee Retirement Benefits	(A)-(B)-(C)+(D)	—	—	—

Mizuho Trust & Banking

Projected Benefit Obligations	(A)	133,743	12,760	120,982
Discount Rate (%)		1.7	(0.8)	2.5

Total Fair Value of Plan Assets	(B)	132,348	3,863	128,485
Unrecognized Actuarial Differences	(C)	44,370	5,554	38,816
Prepaid Pension Cost	(D)	42,976	(3,342)	46,319
Reserve for Employee Retirement Benefits	(A)-(B)-(C)+(D)	—	—	—

3-17

Mizuho Financial Group, Inc.

Income (Expenses) related to Employee Retirement Benefits

Aggregated Figures of the 3 Banks

			(Millions of yen)
			Fiscal 2011		Fiscal 2010
				Change
Service Cost			(17,578)	(782)	(16,795)
Interest Cost			(26,973)	17	(26,991)
Expected Return on Plan Assets			25,190	(12,191)	37,381
Accumulation (Amortization) of Unrecognized Actuarial Differences			(71,661)	2,408	(74,069)
Losses on Return of Retirement Benefits Trust			(27,728)	(27,728)	—
Other			(3,932)	392	(4,325)

Total			(122,683)	(37,883)	(84,800)

Mizuho Bank

Service Cost			(11,142)	(317)	(10,824)
Interest Cost			(15,955)	(52)	(15,903)
Expected Return on Plan Assets			12,277	(6,029)	18,307
Accumulation (Amortization) of Unrecognized Actuarial Differences			(45,184)	2,452	(47,637)
Losses on Return of Retirement Benefits Trust			(27,728)	(27,728)	—
Other			(2,492)	474	(2,967)

Total			(90,225)	(31,200)	(59,025)

Mizuho Corporate Bank

Service Cost			(4,109)	(419)	(3,689)
Interest Cost			(7,993)	83	(8,077)
Expected Return on Plan Assets			9,700	(4,750)	14,450
Accumulation (Amortization) of Unrecognized Actuarial Differences			(18,914)	(726)	(18,187)
Other			(912)	23	(936)

Total			(22,229)	(5,788)	(16,441)

Mizuho Trust & Banking

Service Cost			(2,327)	(45)	(2,281)
Interest Cost			(3,024)	(13)	(3,010)
Expected Return on Plan Assets			3,212	(1,411)	4,623
Accumulation (Amortization) of Unrecognized Actuarial Differences			(7,562)	681	(8,244)
Other			(526)	(105)	(420)

Total			(10,228)	(894)	(9,334)

Consolidated

			(Millions of yen)
			As of March 31, 2012 (Fiscal 2011)		As of March 31, 2011 (Fiscal 2010)
				Change
Projected Benefit Obligations	(A	)	1,328,823	121,593	1,207,229

Total Fair Value of Plan Assets	(B	)	1,311,886	95,898	1,215,987
Unrecognized Actuarial Differences	(C	)	418,892	(1,545)	420,438
Prepaid Pension Cost	(D	)	438,008	(26,803)	464,812
Reserve for Employee Retirement Benefits	(A)-(B)-(C)+(D	)	36,053	437	35,615

Income (Expenses) related to Employee Retirement Benefits			(118,529)	(19,534)	(98,994)

3-18

9. Capital Adequacy Ratio	Mizuho Financial Group, Inc.

Consolidated

Mizuho Financial Group

BIS Standard

	(%, Billions of yen)
	As of March 31, 2012			As of September 30, 2011	As of March 31, 2011
	(Preliminary)	Change from September 30, 2011	Change from March 31, 2011
(1) Capital Adequacy Ratio	15.49	0.57	0.19	14.92	15.30
Tier 1 Capital Ratio	12.75	0.86	0.82	11.89	11.93
(2) Tier 1 Capital	6,397.8	328.0	227.6	6,069.8	6,170.2
Common Stock and Preferred Stock	2,254.9	—	73.5	2,254.9	2,181.3
Capital Surplus	1,109.7	0.0	172.1	1,109.7	937.6
Retained Earnings	1,405.4	156.0	273.0	1,249.3	1,132.3
Less: Treasury Stock	7.0	(5.6)	3.8	12.7	3.1
Less: Dividends (estimate), etc.	76.3	(0.0)	(63.7)	76.4	140.0
Less: Unrealized Losses on Other Securities	—	(143.9)	(7.0)	143.9	7.0
Foreign Currency Translation Adjustments	(102.8)	0.4	1.0	(103.2)	(103.9)
Minority Interests in Consolidated Subsidiaries	1,941.4	3.4	(328.1)	1,938.0	2,269.6
Preferred Securities Issued by Overseas SPCs	1,859.6	7.9	(60.2)	1,851.6	1,919.8
Other	(127.5)	18.4	(30.9)	(145.9)	(96.5)
(3) Tier 2 Capital	1,745.1	(150.7)	(358.2)	1,895.8	2,103.4
Tier 2 Capital Included as Qualifying Capital	1,745.1	(150.7)	(358.2)	1,895.8	2,103.4
45% of Unrealized Gains on Other Securities	45.1	45.1	45.1	—	—
45% of Revaluation Reserve for Land	102.5	(1.7)	(3.7)	104.2	106.2
General Reserve for Possible Losses on Loans, etc.	4.2	(0.5)	(0.7)	4.7	4.9
Debt Capital, etc.	1,593.2	(193.5)	(399.0)	1,786.8	1,992.2
Perpetual Subordinated Debt and Other Debt Capital	262.6	(37.9)	(81.0)	300.5	343.6
Dated Subordinated Debt and Redeemable Preferred Stock	1,330.6	(155.6)	(318.0)	1,486.3	1,648.6
(4) Deductions for Total Risk-based Capital	370.0	19.6	7.4	350.4	362.6
(5) Total Risk-based Capital (2)+(3)-(4)	7,772.9	157.7	(138.0)	7,615.2	7,910.9
(6) Risk-weighted Assets	50,165.9	(871.7)	(1,527.9)	51,037.6	51,693.8
Credit Risk Assets	45,165.4	(954.5)	(1,831.7)	46,119.9	46,997.1
On-balance-sheet Items	37,683.9	(349.8)	(1,274.0)	38,033.8	38,958.0
Off-balance-sheet Items	7,481.4	(604.6)	(557.6)	8,086.1	8,039.0
Market Risk Equivalent Assets	2,083.3	710.1	694.0	1,373.1	1,389.2
Operational Risk Equivalent Assets	2,917.1	(627.3)	(390.2)	3,544.5	3,307.4
Adjusted Amount for Credit Risk-weighted Assets	—	—	—	—	—
Adjusted Amount for Operational Risk Equivalent	—	—	—	—	—

(Reference)
Prime Capital Ratio *	8.97	0.78	0.82	8.19	8.15

*	Prime Capital (Tier1 Capital (2) – preferred securities – preferred stock (excluding mandatory convertible preferred stock)) divided by Risk-weighted Assets (6)

3-19

Mizuho Financial Group, Inc.

	(%, Billions of yen)
Mizuho Bank	As of March 31, 2012			As of September 30, 2011	As of March 31, 2011
Domestic Standard	(Preliminary)	Change from September 30, 2011	Change from March 31, 2011
(1) Capital Adequacy Ratio	15.52	0.47	0.61	15.05	14.91
Tier 1 Capital Ratio	11.39	0.70	1.01	10.69	10.38
(2) Tier 1 Capital	2,428.1	39.4	53.3	2,388.6	2,374.7
(3) Tier 2 Capital	977.6	(98.0)	(151.9)	1,075.6	1,129.5
(4) Deductions for Total Risk-based Capital	98.9	(1.9)	5.4	100.9	93.4
(5) Total Risk-based Capital (2)+(3)-(4)	3,306.8	(56.5)	(104.0)	3,363.3	3,410.8
(6) Risk-weighted Assets	21,299.9	(1,042.7)	(1,568.8)	22,342.6	22,868.8

Mizuho Corporate Bank

BIS Standard
(1) Capital Adequacy Ratio	17.80	(0.31)	(1.00)	18.11	18.80
Tier 1 Capital Ratio	15.86	0.06	(0.24)	15.80	16.10
(2) Tier 1 Capital	4,430.8	58.5	(97.9)	4,372.3	4,528.8
(3) Tier 2 Capital	680.6	(65.1)	(200.5)	745.8	881.2
(4) Deductions for Total Risk-based Capital	137.2	29.8	14.3	107.4	122.9
(5) Total Risk-based Capital (2)+(3)-(4)	4,974.2	(36.5)	(312.8)	5,010.8	5,287.1
(6) Risk-weighted Assets	27,931.6	264.7	(190.0)	27,666.8	28,121.6

Mizuho Trust & Banking

BIS Standard
(1) Capital Adequacy Ratio	18.26	1.57	1.92	16.69	16.34
Tier 1 Capital Ratio	14.02	1.47	1.91	12.55	12.11
(2) Tier 1 Capital	334.5	22.9	37.7	311.6	296.8
(3) Tier 2 Capital	103.5	(2.3)	(7.2)	105.8	110.8
(4) Deductions for Total Risk-based Capital	2.4	(0.6)	(4.8)	3.0	7.2
(5) Total Risk-based Capital (2)+(3)-(4)	435.7	21.3	35.3	414.4	400.4
(6) Risk-weighted Assets	2,386.0	(95.7)	(63.6)	2,481.7	2,449.6

(Reference)
Mizuho Bank

BIS Standard
(1) Capital Adequacy Ratio	15.46	0.73	0.86	14.73	14.60
Tier 1 Capital Ratio	11.32	0.93	1.22	10.39	10.10
(2) Tier 1 Capital	2,428.0	93.5	103.4	2,334.4	2,324.5
(3) Tier 2 Capital	986.0	(89.6)	(143.5)	1,075.6	1,129.5
(4) Deductions for Total Risk-based Capital	99.1	(2.0)	5.3	101.1	93.8
(5) Total Risk-based Capital (2)+(3)-(4)	3,314.8	5.9	(45.4)	3,308.9	3,360.3
(6) Risk-weighted Assets	21,440.9	(1,010.8)	(1,561.2)	22,451.8	23,002.1

3-20

Mizuho Financial Group, Inc.

II. REVIEW OF CREDITS

1. Status of Non-Accrual, Past Due & Restructured Loans

•	The figures below are presented net of partial direct write-offs.

•	Treatment of accrued interest is based on the results of the self-assessment of assets.

(All loans to obligors classified in the self-assessment of assets as Bankrupt Obligors, Substantially Bankrupt Obligors, and Intensive Control Obligors are categorized as non-accrual loans.)

Consolidated

	(Millions of yen, %)
	As of March 31, 2012						As of September 30, 2011		As of March 31, 2011
		%	Change from September 30, 2011%		Change from March 31, 2011%			%		%
Loans to Bankrupt Obligors	40,767	0.06	7,775	0.01	(5,348)	(0.00)	32,992	0.05	46,116	0.07
Non-Accrual Delinquent Loans	582,618	0.91	(31,782)	(0.08)	(78,099)	(0.13)	614,401	0.99	660,718	1.05
Loans Past Due for 3 Months or More	20,246	0.03	(288)	(0.00)	(4,787)	(0.00)	20,534	0.03	25,034	0.03
Restructured Loans	589,515	0.92	22,982	0.00	92,524	0.13	566,532	0.91	496,991	0.79

Total	1,233,147	1.93	(1,312)	(0.06)	4,287	(0.02)	1,234,460	1.99	1,228,859	1.95

Total Loans	63,800,509	100.00	2,068,902		1,022,751		61,731,606	100.00	62,777,757	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	271,943		(54,276)		(71,482)		326,220		343,426

Trust Account

	As of March 31, 2012						As of September 30, 2011		As of March 31, 2011
		%	Change from September 30, 2011%		Change from March 31, 2011%			%		%
Loans to Bankrupt Obligors	—	—	—	—	—	—	—	—	—	—
Non-Accrual Delinquent Loans	3,078	12.66	(8)	0.44	(17)	0.79	3,086	12.21	3,095	11.86
Loans Past Due for 3 Months or More	—	—	—	—	—	—	—	—	—	—
Restructured Loans	—	—	—	—	—	—	—	—	—	—

Total	3,078	12.66	(8)	0.44	(17)	0.79	3,086	12.21	3,095	11.86

Total Loans	24,310	100.00	(959)		(1,778)		25,270	100.00	26,089	100.00

Consolidated + Trust Account

	As of March 31, 2012						As of September 30, 2011		As of March 31, 2011
		%	Change from September 30, 2011%		Change from March 31, 2011%			%		%
Loans to Bankrupt Obligors	40,767	0.06	7,775	0.01	(5,348)	(0.00)	32,992	0.05	46,116	0.07
Non-Accrual Delinquent Loans	585,696	0.91	(31,791)	(0.08)	(78,117)	(0.13)	617,488	0.99	663,813	1.05
Loans Past Due for 3 Months or More	20,246	0.03	(288)	(0.00)	(4,787)	(0.00)	20,534	0.03	25,034	0.03
Restructured Loans	589,515	0.92	22,982	0.00	92,524	0.13	566,532	0.91	496,991	0.79

Total	1,236,225	1.93	(1,321)	(0.06)	4,270	(0.02)	1,237,547	2.00	1,231,955	1.96

Total Loans	63,824,819	100.00	2,067,942		1,020,973		61,756,877	100.00	62,803,846	100.00

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

3-21

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregated Figures of the 3 Banks

(Banking Account + Trust Account)

	(Millions of yen, %)
	As of March 31, 2012						As of September 30, 2011		As of March 31, 2011
		%	Change from September 30, 2011%		Change from March 31, 2011%			%		%
Loans to Bankrupt Obligors	38,010	0.05	7,223	0.00	(5,552)	(0.00)	30,787	0.04	43,563	0.06
Non-Accrual Delinquent Loans	561,561	0.87	(31,890)	(0.08)	(85,383)	(0.14)	593,452	0.96	646,944	1.02
Loans Past Due for 3 Months or More	20,246	0.03	(288)	(0.00)	(4,787)	(0.00)	20,534	0.03	25,034	0.03
Restructured Loans	466,690	0.73	17,403	0.00	68,485	0.09	449,286	0.72	398,204	0.63

Total	1,086,508	1.70	(7,551)	(0.07)	(27,238)	(0.06)	1,094,060	1.77	1,113,746	1.76

Total Loans	63,902,973	100.00	2,284,275		883,182		61,618,697	100.00	63,019,790	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	245,783		(50,997)		(71,288)		296,780		317,071

Mizuho Bank

Loans to Bankrupt Obligors	13,873	0.04	(6,955)	(0.02)	(15,127)	(0.04)	20,828	0.06	29,000	0.08
Non-Accrual Delinquent Loans	449,361	1.38	(37,449)	(0.14)	(69,633)	(0.17)	486,811	1.52	518,994	1.55
Loans Past Due for 3 Months or More	19,913	0.06	(502)	(0.00)	(5,024)	(0.01)	20,415	0.06	24,937	0.07
Restructured Loans	296,289	0.91	8,885	0.01	51,587	0.17	287,403	0.89	244,701	0.73

Total	779,436	2.39	(36,021)	(0.15)	(38,198)	(0.05)	815,458	2.55	817,635	2.44

Total Loans	32,540,885	100.00	563,864		(835,391)		31,977,021	100.00	33,376,277	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	156,543		(39,794)		(46,102)		196,337		202,645

Mizuho Corporate Bank

Loans to Bankrupt Obligors	23,140	0.08	14,495	0.04	10,174	0.03	8,644	0.03	12,965	0.04
Non-Accrual Delinquent Loans	90,094	0.32	9,389	0.01	348	(0.01)	80,705	0.30	89,746	0.34
Loans Past Due for 3 Months or More	—	—	—	—	—	—	—	—	—	—
Restructured Loans	154,736	0.55	4,625	(0.01)	14,767	0.02	150,110	0.57	139,969	0.53

Total	267,971	0.95	28,510	0.04	25,290	0.03	239,461	0.91	242,681	0.92

Total Loans	28,058,800	100.00	1,785,046		1,691,023		26,273,753	100.00	26,367,776	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	82,579		(6,021)		(19,991)		88,600		102,571

Mizuho Trust & Banking (Banking Account)

Loans to Bankrupt Obligors	997	0.03	(316)	(0.00)	(599)	(0.01)	1,313	0.03	1,596	0.04
Non-Accrual Delinquent Loans	19,027	0.58	(3,821)	(0.10)	(16,080)	(0.50)	22,848	0.68	35,107	1.08
Loans Past Due for 3 Months or More	333	0.01	214	0.00	236	0.00	119	0.00	96	0.00
Restructured Loans	15,664	0.47	3,891	0.12	2,130	0.06	11,772	0.35	13,533	0.41

Total	36,022	1.09	(31)	0.01	(14,312)	(0.45)	36,053	1.07	50,334	1.54

Total Loans	3,278,976	100.00	(63,676)		29,328		3,342,652	100.00	3,249,647	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	6,660		(5,182)		(5,194)		11,842		11,854

(Trust Account)

Loans to Bankrupt Obligors	—	—	—	—	—	—	—	—	—	—
Non-Accrual Delinquent Loans	3,078	12.66	(8)	0.44	(17)	0.79	3,086	12.21	3,095	11.86
Loans Past Due for 3 Months or More	—	—	—	—	—	—	—	—	—	—
Restructured Loans	—	—	—	—	—	—	—	—	—	—

Total	3,078	12.66	(8)	0.44	(17)	0.79	3,086	12.21	3,095	11.86

Total Loans	24,310	100.00	(959)		(1,778)		25,270	100.00	26,089	100.00

* Trust account denotes trust accounts with contracts indemnifying the principal amounts.

3-22

Mizuho Financial Group, Inc.

2. Status of Reserves for Possible Losses on Loans

Consolidated

	(Millions of yen)
	As of March 31, 2012			As of September 30, 2011	As of March 31, 2011
		Change from September 30, 2011	Change from March 31, 2011
Reserves for Possible Losses on Loans	691,760	(28,132)	(69,001)	719,893	760,762
General Reserve for Possible Losses on Loans	447,588	(44,668)	(53,861)	492,257	501,450
Specific Reserve for Possible Losses on Loans	244,162	16,535	(15,138)	227,626	259,301
Reserve for Possible Losses on Loans to Restructuring Countries	9	0	(0)	9	10

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	327,650	(70,184)	(88,662)	397,834	416,313

Non-Consolidated

Aggregated Figures of the 3 Banks

	(Millions of yen)
	As of March 31, 2012			As of September 30, 2011	As of March 31, 2011
		Change from September 30, 2011	Change from March 31, 2011
Reserves for Possible Losses on Loans	582,883	(21,667)	(50,325)	604,551	633,209
General Reserve for Possible Losses on Loans	411,231	(45,419)	(51,935)	456,651	463,167
Specific Reserve for Possible Losses on Loans	171,643	23,752	1,611	147,890	170,031
Reserve for Possible Losses on Loans to Restructuring Countries	9	0	(0)	9	10

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	300,511	(66,891)	(88,627)	367,403	389,139

Mizuho Bank

Reserves for Possible Losses on Loans	344,674	(32,695)	(58,415)	377,370	403,089
General Reserve for Possible Losses on Loans	240,095	(31,714)	(44,070)	271,810	284,166
Specific Reserve for Possible Losses on Loans	104,578	(981)	(14,344)	105,560	118,923
Reserve for Possible Losses on Loans to Restructuring Countries	—	—	—	—	—

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	199,538	(48,903)	(58,392)	248,442	257,930

Mizuho Corporate Bank

Reserves for Possible Losses on Loans	220,237	10,433	8,245	209,803	211,992
General Reserve for Possible Losses on Loans	158,896	(12,342)	(5,301)	171,238	164,197
Specific Reserve for Possible Losses on Loans	61,332	22,776	13,548	38,556	47,784
Reserve for Possible Losses on Loans to Restructuring Countries	9	0	(0)	8	10

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	88,198	(11,305)	(26,201)	99,503	114,399

Mizuho Trust & Banking

Reserves for Possible Losses on Loans	17,971	594	(155)	17,377	18,127
General Reserve for Possible Losses on Loans	12,239	(1,362)	(2,563)	13,602	14,802
Specific Reserve for Possible Losses on Loans	5,731	1,957	2,407	3,774	3,324
Reserve for Possible Losses on Loans to Restructuring Countries	0	(0)	(0)	0	0

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	12,775	(6,682)	(4,034)	19,458	16,809

*	Reserve for Indemnification of Impairment and Reserve for Possible Losses on Entrusted Loans (¥74 million, ¥76 million and ¥132 million for March 31, 2012, September 30, 2011 and March 31, 2011, respectively) are not included in the above figures for Trust Account.

3-23

Mizuho Financial Group, Inc.

3. Reserve Ratios for Non-Accrual, Past Due & Restructured Loans

Consolidated

	(%)
	As of March 31, 2012			As of September 30, 2011	As of March 31, 2011
		Change from September 30, 2011	Change from March 31, 2011
Mizuho Financial Group	56.09	(2.21)	(5.81)	58.31	61.90

* Above figures are presented net of partial direct write-offs.

Non-Consolidated

	(%)
	As of March 31, 2012			As of September 30, 2011	As of March 31, 2011
		Change from September 30, 2011	Change from March 31, 2011
Total	53.79	(1.61)	(3.21)	55.41	57.01
Mizuho Bank	44.22	(2.05)	(5.07)	46.27	49.29
Mizuho Corporate Bank	82.18	(5.42)	(5.16)	87.61	87.35
Mizuho Trust & Banking (Banking Account)	49.89	1.69	13.87	48.19	36.01

*	Above figures are presented net of partial direct write-offs.

3-24

Mizuho Financial Group, Inc.

4. Status of Disclosed Claims under the Financial Reconstruction Law (“FRL”)

Consolidated

	(Millions of yen)
	As of March 31, 2012			As of September 30, 2011	As of March 31, 2011
		Change from September 30, 2011	Change from March 31, 2011
Claims against Bankrupt and Substantially Bankrupt Obligors	177,426	(18,170)	(69,860)	195,597	247,287
Claims with Collection Risk	527,302	(2,745)	(32,112)	530,048	559,415
Claims for Special Attention	609,834	22,679	87,706	587,154	522,127
Total	1,314,563	1,763	(14,266)	1,312,800	1,328,830

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	321,383	(68,626)	(89,775)	390,010	411,159

Trust Account

	As of March 31, 2012			As of September 30, 2011	As of March 31, 2011
		Change from September 30, 2011	Change from March 31, 2011
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—	—	—
Claims with Collection Risk	3,078	(8)	(17)	3,086	3,095
Claims for Special Attention	—	—	—	—	—
Total	3,078	(8)	(17)	3,086	3,095

Consolidated + Trust Account

	As of March 31, 2012			As of September 30, 2011	As of March 31, 2011
		Change from September 30, 2011	Change from March 31, 2011
Claims against Bankrupt and Substantially Bankrupt Obligors	177,426	(18,170)	(69,860)	195,597	247,287
Claims with Collection Risk	530,380	(2,754)	(32,130)	533,135	562,511
Claims for Special Attention	609,834	22,679	87,706	587,154	522,127
Total	1,317,642	1,754	(14,284)	1,315,887	1,331,926

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

3-25

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(Millions of yen, %)
	As of March 31, 2012						As of September 30, 2011		As of March 31, 2011
		%	Change from September 30, 2011%		Change from March 31, 2011%			%		%
Claims against Bankrupt and Substantially Bankrupt Obligors	157,081	0.22	(18,758)	(0.03)	(74,344)	(0.11)	175,840	0.25	231,426	0.33
Claims with Collection Risk	521,547	0.73	1,220	(0.02)	(31,695)	(0.05)	520,327	0.76	553,243	0.79
Claims for Special Attention	487,009	0.68	17,100	(0.00)	63,668	0.07	469,909	0.68	423,341	0.60
Sub-total	1,165,638	1.63	(438)	(0.06)	(42,372)	(0.09)	1,166,076	1.70	1,208,010	1.72
Normal Claims	70,039,919	98.36	2,836,785	0.06	1,411,342	0.09	67,203,134	98.29	68,628,577	98.27

Total	71,205,558	100.00	2,836,347		1,368,970		68,369,210	100.00	69,836,587	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	294,574		(65,391)		(89,789)		359,965		384,363

Mizuho Bank

Claims against Bankrupt and Substantially Bankrupt Obligors	95,400	0.27	(29,942)	(0.09)	(80,394)	(0.21)	125,343	0.36	175,795	0.49
Claims with Collection Risk	387,156	1.11	(19,972)	(0.07)	(17,298)	(0.01)	407,129	1.19	404,455	1.13
Claims for Special Attention	316,202	0.91	8,383	0.00	46,562	0.15	307,818	0.90	269,639	0.75
Sub-total	798,759	2.30	(41,532)	(0.16)	(51,130)	(0.08)	840,292	2.46	849,890	2.39
Normal Claims	33,821,333	97.69	610,844	0.16	(882,372)	0.08	33,210,489	97.53	34,703,705	97.60

Total	34,620,093	100.00	569,312		(933,502)		34,050,781	100.00	35,553,596	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	199,538		(48,903)		(58,392)		248,442		257,930

Mizuho Corporate Bank

Claims against Bankrupt and Substantially Bankrupt Obligors	30,857	0.09	18,023	0.05	13,317	0.03	12,833	0.04	17,540	0.05
Claims with Collection Risk	114,439	0.34	18,456	0.03	(5,019)	(0.04)	95,983	0.31	119,458	0.38
Claims for Special Attention	154,736	0.46	4,625	(0.02)	14,767	0.01	150,110	0.48	139,969	0.45
Sub-total	300,033	0.90	41,106	0.06	23,065	0.00	258,927	0.83	276,968	0.89
Normal Claims	32,864,320	99.09	2,291,101	(0.06)	2,245,479	(0.00)	30,573,219	99.16	30,618,840	99.10

Total	33,164,353	100.00	2,332,207		2,268,544		30,832,146	100.00	30,895,808	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	88,198		(11,305)		(26,201)		99,503		114,399

Mizuho Trust & Banking (Banking Account)

Claims against Bankrupt and Substantially Bankrupt Obligors	30,823	0.90	(6,839)	(0.18)	(7,266)	(0.22)	37,662	1.08	38,090	1.13
Claims with Collection Risk	16,872	0.49	2,745	0.08	(9,359)	(0.28)	14,127	0.40	26,232	0.78
Claims for Special Attention	16,070	0.47	4,091	0.12	2,337	0.06	11,979	0.34	13,733	0.40
Sub-total	63,766	1.87	(3)	0.03	(14,289)	(0.44)	63,770	1.84	78,056	2.32
Normal Claims	3,333,033	98.12	(64,208)	(0.03)	49,995	0.44	3,397,242	98.15	3,283,037	97.67

Total	3,396,800	100.00	(64,212)		35,706		3,461,012	100.00	3,361,093	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	6,837		(5,182)		(5,195)		12,019		12,032

(Trust Account)

Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—	—	—	—	—	—	—	—
Claims with Collection Risk	3,078	12.66	(8)	0.44	(17)	0.79	3,086	12.21	3,095	11.86
Claims for Special Attention	—	—	—	—	—	—	—	—	—	—
Sub-total	3,078	12.66	(8)	0.44	(17)	0.79	3,086	12.21	3,095	11.86
Normal Claims	21,232	87.33	(950)	(0.44)	(1,760)	(0.79)	22,183	87.78	22,993	88.13

Total	24,310	100.00	(959)		(1,778)		25,270	100.00	26,089	100.00

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

3-26

Mizuho Financial Group, Inc.

5. Coverage on Disclosed Claims under the FRL

Non-Consolidated

(1) Disclosed Claims under the FRL and Coverage Amount

Aggregated Figures of the 3 Banks (Banking Account)

	(Billions of yen)
	As of March 31, 2012			As of September 30, 2011	As of March 31, 2011
		Change from September 30, 2011	Change from March 31, 2011
Claims against Bankrupt and Substantially Bankrupt Obligors	157.0	(18.7)	(74.3)	175.8	231.4
Collateral, Guarantees, and equivalent	133.8	(25.5)	(78.8)	159.3	212.6
Reserve for Possible Losses	23.2	6.7	4.4	16.4	18.7
Claims with Collection Risk	518.4	1.2	(31.6)	517.2	550.1
Collateral, Guarantees, and equivalent	270.3	(27.8)	(28.6)	298.2	299.0
Reserve for Possible Losses	160.3	17.1	(2.6)	143.1	162.9
Claims for Special Attention	487.0	17.1	63.6	469.9	423.3
Collateral, Guarantees, and equivalent	143.1	31.1	32.6	111.9	110.4
Reserve for Possible Losses	102.5	(1.6)	9.8	104.2	92.7
Total	1,162.5	(0.4)	(42.3)	1,162.9	1,204.9
Collateral, Guarantees, and equivalent	547.4	(22.1)	(74.7)	569.5	622.1
Reserve for Possible Losses	286.1	22.3	11.6	263.8	274.4

Mizuho Bank

Claims against Bankrupt and Substantially Bankrupt Obligors	95.4	(29.9)	(80.3)	125.3	175.7
Collateral, Guarantees, and equivalent	92.3	(29.2)	(77.7)	121.6	170.1
Reserve for Possible Losses	3.0	(0.6)	(2.6)	3.7	5.6
Claims with Collection Risk	387.1	(19.9)	(17.2)	407.1	404.4
Collateral, Guarantees, and equivalent	221.2	(24.4)	(10.1)	245.6	231.3
Reserve for Possible Losses	101.4	(0.3)	(11.7)	101.7	113.1
Claims for Special Attention	316.2	8.3	46.5	307.8	269.6
Collateral, Guarantees, and equivalent	105.9	14.5	19.7	91.4	86.2
Reserve for Possible Losses	59.6	(2.4)	5.9	62.0	53.6
Total	798.7	(41.5)	(51.1)	840.2	849.8
Collateral, Guarantees, and equivalent	419.5	(39.2)	(68.1)	458.8	487.7
Reserve for Possible Losses	164.1	(3.3)	(8.3)	167.5	172.5

Mizuho Corporate Bank

Claims against Bankrupt and Substantially Bankrupt Obligors	30.8	18.0	13.3	12.8	17.5
Collateral, Guarantees, and equivalent	22.9	10.8	6.4	12.1	16.4
Reserve for Possible Losses	7.9	7.1	6.8	0.7	1.0
Claims with Collection Risk	114.4	18.4	(5.0)	95.9	119.4
Collateral, Guarantees, and equivalent	38.7	(4.1)	(7.8)	42.9	46.6
Reserve for Possible Losses	53.2	15.5	6.7	37.6	46.5
Claims for Special Attention	154.7	4.6	14.7	150.1	139.9
Collateral, Guarantees, and equivalent	33.3	15.9	13.6	17.3	19.6
Reserve for Possible Losses	40.2	0.0	3.4	40.1	36.8
Total	300.0	41.1	23.0	258.9	276.9
Collateral, Guarantees, and equivalent	95.0	22.6	12.2	72.3	82.8
Reserve for Possible Losses	101.4	22.8	17.0	78.5	84.4

Mizuho Trust & Banking

(Banking Account)

Claims against Bankrupt and Substantially Bankrupt Obligors	30.8	(6.8)	(7.2)	37.6	38.0
Collateral, Guarantees, and equivalent	18.5	(7.0)	(7.4)	25.6	26.0
Reserve for Possible Losses	12.2	0.2	0.2	12.0	12.0
Claims with Collection Risk	16.8	2.7	(9.3)	14.1	26.2
Collateral, Guarantees, and equivalent	10.3	0.7	(10.6)	9.6	20.9
Reserve for Possible Losses	5.6	1.9	2.3	3.6	3.2
Claims for Special Attention	16.0	4.0	2.3	11.9	13.7
Collateral, Guarantees, and equivalent	3.8	0.6	(0.6)	3.1	4.5
Reserve for Possible Losses	2.6	0.6	0.4	1.9	2.2
Total	63.7	(0.0)	(14.2)	63.7	78.0
Collateral, Guarantees, and equivalent	32.7	(5.6)	(18.7)	38.3	51.5
Reserve for Possible Losses	20.5	2.8	3.0	17.6	17.4

(Reference) Trust Account

Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—	—	—
Collateral, Guarantees, and equivalent	—	—	—	—	—
Claims with Collection Risk	3.0	(0.0)	(0.0)	3.0	3.0
Collateral, Guarantees, and equivalent	3.0	(0.0)	(0.0)	3.0	3.0
Claims for Special Attention	—	—	—	—	—
Collateral, Guarantees, and equivalent	—	—	—	—	—
Total	3.0	(0.0)	(0.0)	3.0	3.0
Collateral, Guarantees, and equivalent	3.0	(0.0)	(0.0)	3.0	3.0

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

3-27

Mizuho Financial Group, Inc.

(2) Coverage Ratio

Aggregated Figures of the 3 Banks (Banking Account)

	(Billions of yen)
	As of March 31, 2012
		Change from September 30, 2011	Change from March 31, 2011	As of September 30, 2011	As of March 31, 2011
Coverage Amount	833.5	0.1	(63.0)	833.3	896.6
Reserves for Possible Losses on Loans	286.1	22.3	11.6	263.8	274.4
Collateral, Guarantees, and equivalent	547.4	(22.1)	(74.7)	569.5	622.1

	(%)
Coverage Ratio	71.7	0.0	(2.7)	71.7	74.4
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	83.0	(2.2)	(0.8)	85.3	83.9
Claims for Special Attention	50.4	4.4	2.4	46.0	48.0
Claims against Special Attention Obligors	51.8	3.0	0.0	48.8	51.8

Reserve Ratio against Non-collateralized Claims

	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	64.6	(0.7)	(0.2)	65.3	64.8
Claims for Special Attention	29.8	0.7	0.1	29.1	29.6
Claims against Special Attention Obligors	30.6	0.3	(0.6)	30.3	31.3

(Reference) Reserve Ratio

	(%)
Claims against Special Attention Obligors	21.28	(0.96)	(0.67)	22.25	21.96
Claims against Watch Obligors excluding Special Attention Obligors	4.68	0.45	0.34	4.23	4.34
Claims against Normal Obligors	0.12	(0.04)	(0.07)	0.17	0.20

Mizuho Bank

	(Billions of yen)
Coverage Amount	583.7	(42.6)	(76.5)	626.3	660.3
Reserves for Possible Losses on Loans	164.1	(3.3)	(8.3)	167.5	172.5
Collateral, Guarantees, and equivalent	419.5	(39.2)	(68.1)	458.8	487.7

	(%)
Coverage Ratio	73.0	(1.4)	(4.6)	74.5	77.6
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	83.3	(1.9)	(1.8)	85.3	85.1
Claims for Special Attention	52.3	2.5	0.4	49.8	51.8
Claims against Special Attention Obligors	53.6	0.8	(2.7)	52.7	56.3

Reserve Ratio against Non-collateralized Claims

	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	61.1	(1.8)	(4.2)	63.0	65.4
Claims for Special Attention	28.3	(0.3)	(0.8)	28.6	29.2
Claims against Special Attention Obligors	28.6	(0.9)	(2.4)	29.5	31.0

(Reference) Reserve Ratio

	(%)
Claims against Special Attention Obligors	18.59	(1.19)	(1.05)	19.79	19.65
Claims against Watch Obligors excluding Special Attention Obligors	4.19	0.27	(0.08)	3.92	4.28
Claims against Normal Obligors	0.16	(0.03)	(0.07)	0.19	0.23

Mizuho Corporate Bank

	(Billions of yen)
Coverage Amount	196.5	45.5	29.2	150.9	167.2
Reserves for Possible Losses on Loans	101.4	22.8	17.0	78.5	84.4
Collateral, Guarantees, and equivalent	95.0	22.6	12.2	72.3	82.8

	(%)
Coverage Ratio	65.4	7.1	5.1	58.3	60.3
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	80.4	(3.5)	2.4	83.9	78.0
Claims for Special Attention	47.5	9.2	7.1	38.3	40.3
Claims against Special Attention Obligors	50.0	7.9	6.2	42.1	43.8

Reserve Ratio against Non-collateralized Claims

	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	70.3	(0.5)	6.4	70.9	63.9
Claims for Special Attention	33.1	2.9	2.5	30.2	30.6
Claims against Special Attention Obligors	35.4	3.1	2.6	32.3	32.8

(Reference) Reserve Ratio

	(%)
Claims against Special Attention Obligors	27.48	(0.19)	(0.05)	27.68	27.53
Claims against Watch Obligors excluding Special Attention Obligors	5.39	0.67	0.93	4.72	4.45
Claims against Normal Obligors	0.09	(0.05)	(0.06)	0.15	0.16

3-28

Mizuho Financial Group, Inc.

Mizuho Trust & Banking (Banking Account)

	(Billions of yen)
	As of March 31, 2012			As of September 30, 2011	As of March 31, 2011
		Change from September 30, 2011	Change from March 31, 2011
Coverage Amount	53.2	(2.7)	(15.7)	56.0	69.0
Reserves for Possible Losses on Loans	20.5	2.8	3.0	17.6	17.4
Collateral, Guarantees, and equivalent	32.7	(5.6)	(18.7)	38.3	51.5

	(%)
Coverage Ratio	83.5	(4.3)	(4.8)	87.9	88.4
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	94.7	0.5	2.4	94.2	92.3
Claims for Special Attention	40.3	(2.2)	(8.7)	42.5	49.1
Claims against Special Attention Obligors	36.6	(3.3)	(5.6)	39.9	42.2

Reserve Ratio against Non-collateralized Claims

	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	86.4	4.5	24.7	81.9	61.7
Claims for Special Attention	21.5	(0.5)	(2.4)	22.0	23.9
Claims against Special Attention Obligors	20.5	(0.8)	(1.2)	21.3	21.8

(Reference) Reserve Ratio

	(%)
Claims against Special Attention Obligors	16.37	0.08	0.26	16.29	16.10
Claims against Watch Obligors excluding Special Attention Obligors	5.13	0.85	0.97	4.28	4.15
Claims against Normal Obligors	0.12	(0.07)	(0.08)	0.19	0.21

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Mizuho Financial Group, Inc.

6. Overview of Non-Performing Loans (“NPLs”)

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account)

(Billions of yen)

Notes: 1.	Claims for Special Attention is denoted on an individual loans basis. Claims against Special Attention Obligors includes all claims, not limited to Claims for Special Attention.

2.	The difference between total Non-Accrual, Past Due & Restructured Loans and total Disclosed Claims under the FRL represents the amount of claims other than loans included in Disclosed Claims under the FRL.

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Mizuho Financial Group, Inc.

7. Results of Removal of NPLs from the Balance Sheet

Non-Consolidated

(1) Outstanding Balance of Claims against Bankrupt and Substantially Bankrupt Obligors and Claims with Collection Risk

(under the FRL)

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(Billions of yen)
	Up to Fiscal 2008	Fiscal 2009		Fiscal 2010		Fiscal 2011
		As of September 30, 2009	As of March 31, 2010	As of September 30, 2010	As of March 31, 2011	As of September 30, 2011	As of March 31, 2012
							Mizuho Bank	Mizuho Corporate Bank	Mizuho Trust & Banking	Aggregated Figures of the 3 Banks
											Change from September 30, 2011
Claims against Bankrupt and Substantially Bankrupt Obligors	2,702.2	235.0	185.6	156.8	123.8	94.3	39.3	7.7	28.0	75.1	(19.2)
Claims with Collection Risk	9,034.9	388.3	247.8	179.8	146.9	125.4	93.7	15.4	5.6	114.9	(10.4)
Amount Categorized as above up to Fiscal 2008	11,737.2	623.4	433.5	336.6	270.8	219.7	133.1	23.2	33.6	190.0	(29.7)
of which the amount which was in the process of being removed from the balance sheet	1,295.3	178.9	132.2	109.7	81.1	56.1	33.2	6.7	0.2	40.2	(15.9)
Claims against Bankrupt and Substantially Bankrupt Obligors		43.6	36.6	32.2	21.4	12.5	7.0	1.3	0.9	9.3	(3.1)
Claims with Collection Risk		345.3	210.7	166.0	49.3	33.5	22.4	4.8	0.1	27.4	(6.0)
Amount Newly Categorized as above during the First Half of Fiscal 2009		389.0	247.4	198.3	70.8	46.0	29.4	6.2	1.1	36.8	(9.2)
of which the amount which was in the process of being removed from the balance sheet		39.2	31.5	28.9	20.8	12.8	6.3	1.3	0.9	8.7	(4.1)
Claims against Bankrupt and Substantially Bankrupt Obligors			35.7	24.8	29.3	19.1	5.9	0.0	0.5	6.4	(12.6)
Claims with Collection Risk			173.4	124.4	87.6	56.6	46.1	6.5	0.4	53.1	(3.4)
Amount Newly Categorized as above during the Second Half of Fiscal 2009			209.1	149.3	117.0	75.7	52.0	6.5	0.9	59.5	(16.1)
of which the amount which was in the process of being removed from the balance sheet			32.0	21.9	20.0	12.2	5.9	—	0.5	6.4	(5.7)
Claims against Bankrupt and Substantially Bankrupt Obligors				31.9	24.8	13.1	7.1	0.0	0.1	7.3	(5.8)
Claims with Collection Risk				140.6	86.7	59.6	46.9	0.6	5.3	52.9	(6.6)
Amount Newly Categorized as above during the First Half of Fiscal 2010				172.5	111.6	72.8	54.1	0.6	5.5	60.3	(12.4)
of which the amount which was in the process of being removed from the balance sheet				28.8	24.7	13.1	7.1	0.0	0.1	7.3	(5.8)
Claims against Bankrupt and Substantially Bankrupt Obligors					31.8	13.9	8.5	3.8	0.3	12.7	(1.2)
Claims with Collection Risk					182.5	110.3	50.0	27.5	3.4	81.1	(29.2)
Amount Newly Categorized as above during the Second Half of Fiscal 2010					214.4	124.3	58.6	31.4	3.8	93.8	(30.4)
of which the amount which was in the process of being removed from the balance sheet					30.5	13.8	8.4	—	0.3	8.8	(5.0)
Claims against Bankrupt and Substantially Bankrupt Obligors						22.7	13.5	0.1	0.1	13.9	(8.7)
Claims with Collection Risk						134.7	66.5	14.0	0.5	81.1	(53.6)
Amount Newly Categorized as above during the First Half of Fiscal 2011						157.4	80.1	14.2	0.7	95.1	(62.3)
of which the amount which was in the process of being removed from the balance sheet						22.7	10.8	0.1	0.1	11.1	(11.5)
Claims against Bankrupt and Substantially Bankrupt Obligors							13.7	17.7	0.5	32.0	32.0
Claims with Collection Risk							61.2	45.1	4.3	110.7	110.7
Amount Newly Categorized as above during the Second Half of Fiscal 2011							74.9	62.9	4.9	142.8	142.8
of which the amount which was in the process of being removed from the balance sheet							13.7	16.5	0.5	30.8	30.8
Claims against Bankrupt and Substantially Bankrupt Obligors	—————	278.7	258.0	245.8	231.4	175.8	95.4	30.8	30.8	157.0	(18.7)
Claims with Collection Risk	—————	733.7	632.0	611.0	553.2	520.3	387.1	114.4	19.9	521.5	1.2
Total	—————	1,012.5	890.1	856.9	784.6	696.1	482.5	145.2	50.7	678.6	(17.5)
of which the amount which was in the process of being removed from the balance sheet		218.1	195.8	189.4	177.3	131.0	85.8	24.7	3.0	113.6	(17.3)

* Trust account denotes trust accounts with contracts indemnifying the principal amounts.
*	denotes newly categorized amounts.

(2) Progress in Removal of NPLs from the Balance Sheet (Accumulated Removal Amount and Removal Ratio)

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(Billions of yen)			(%)	(%)
	Amount Newly Categorized	Balance as of March 31, 2012	Accumulated Removal Amount	Accumulated Removal Ratio	Modified Accumulated Removal Ratio*
Up to Fiscal 2008	11,737.2	190.0	11,547.1	98.3	98.7
First Half of Fiscal 2009	389.0	36.8	352.2	90.5	92.7
Second Half of Fiscal 2009	209.1	59.5	149.5	71.5	74.5
First Half of Fiscal 2010	172.5	60.3	112.2	65.0	69.3
Second Half of Fiscal 2010	214.4	93.8	120.5	56.2	60.3
First Half of Fiscal 2011	157.4	95.1	62.3	39.6	46.7
Second Half of Fiscal 2011	142.8	142.8	—————	—————	—————

Total	13,022.7	678.6	12,344.0	—————	—————

*	Modified accumulated removal ratios are based on the accumulated removal amount including the amount which was in the process of being removed from the balance sheet.

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Mizuho Financial Group, Inc.

(3) Breakdown of Reasons for Removal of NPLs from the Balance Sheet in the Second Half of Fiscal 2011

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(Billions of yen)
	Newly Categorized						Amount Removed from B/S in the Second Half of Fiscal 2011
	Up to Fiscal 2008	Fiscal 2009		Fiscal 2010		Fiscal 2011
		First Half	Second Half	First Half	Second Half	First Half
Liquidation	(35.9)	(3.1)	(4.4)	(3.7)	(0.7)	(0.4)	(48.4)
Restructuring	(8.1)	(0.3)	(0.7)	—	(1.7)	—	(11.0)
Improvement in Business Performance due to Restructuring	(0.0)	(0.0)	—	—	(0.0)	(0.0)	(0.0)
Loan Sales	(14.0)	(0.5)	(0.1)	(0.2)	(0.2)	(0.8)	(16.1)
Direct Write-off	50.6	2.4	2.8	1.8	(1.2)	(3.1)	53.4
Other	(22.2)	(7.7)	(13.5)	(10.3)	(26.3)	(57.9)	(138.2)
Debt recovery	(11.3)	(4.6)	(5.8)	(4.0)	(3.3)	(19.5)	(48.8)
Improvement in Business Performance	(10.8)	(3.0)	(7.6)	(6.3)	(23.0)	(38.4)	(89.4)

Total	(29.7)	(9.2)	(16.1)	(12.4)	(30.4)	(62.3)	(160.3)

Mizuho Bank

Liquidation	(34.3)	(3.0)	(2.2)	(1.6)	(0.7)	(0.4)	(42.5)
Restructuring	(1.5)	(0.3)	(0.7)	—	(1.7)	—	(4.4)
Improvement in Business Performance due to Restructuring	—	—	—	—	—	—	—
Loan Sales	(2.0)	(0.3)	(0.1)	(0.0)	(0.0)	—	(2.6)
Direct Write-off	34.1	2.0	1.3	(0.0)	0.1	(2.8)	34.9
Other	(25.7)	(6.4)	(5.9)	(10.4)	(27.5)	(34.0)	(110.2)
Debt recovery	(16.5)	(3.8)	(2.4)	(4.2)	(5.2)	(17.2)	(49.5)
Improvement in Business Performance	(9.2)	(2.6)	(3.5)	(6.1)	(22.3)	(16.8)	(60.6)

Total	(29.5)	(8.0)	(7.8)	(12.1)	(29.9)	(37.2)	(124.8)

Mizuho Corporate Bank

Liquidation	(0.0)	(0.0)	—	(2.0)	—	—	(2.1)
Restructuring	(6.2)	—	—	—	—	—	(6.2)
Improvement in Business Performance due to Restructuring	—	—	—	—	—	—	—
Loan Sales	(11.8)	—	—	(0.1)	(0.2)	(0.8)	(13.0)
Direct Write-off	14.3	0.2	(0.7)	1.8	(1.1)	(0.3)	14.1
Other	3.6	(0.6)	(1.0)	0.3	2.0	(23.4)	(19.1)
Debt recovery	5.3	(0.6)	2.6	0.3	2.0	(2.2)	7.5
Improvement in Business Performance	(1.6)	—	(3.7)	—	(0.0)	(21.2)	(26.6)

Total	(0.0)	(0.4)	(1.8)	(0.0)	0.5	(24.6)	(26.4)

Mizuho Trust & Banking (Banking Account + Trust Account)

Liquidation	(1.5)	—	(2.1)	—	—	(0.0)	(3.7)
Restructuring	(0.3)	—	—	—	—	—	(0.3)
Improvement in Business Performance due to Restructuring	(0.0)	(0.0)	—	—	(0.0)	(0.0)	(0.0)
Loan Sales	(0.2)	(0.1)	—	—	—	—	(0.4)
Direct Write-off	2.1	0.1	2.1	—	(0.1)	—	4.3
Other	(0.0)	(0.6)	(6.4)	(0.3)	(0.8)	(0.4)	(8.8)
Debt recovery	(0.0)	(0.2)	(6.0)	(0.0)	(0.1)	(0.1)	(6.7)
Improvement in Business Performance	(0.0)	(0.3)	(0.4)	(0.2)	(0.6)	(0.2)	(2.0)

Total	(0.1)	(0.6)	(6.4)	(0.3)	(0.9)	(0.4)	(9.0)

(Reference) Breakdown of Accumulated Amount Removed from the Balance Sheet Aggregated Figures of the 3 Banks (Banking Account + Trust Account)
	(Billions of yen)
	Amount Removed						Accumulated Removed Amount from B/S since the Second Half of Fiscal 2000
	Up to First Half of Fiscal 2009*	In Second Half of Fiscal 2009	In First Half of Fiscal 2010	In Second Half of Fiscal 2010	In First Half of Fiscal 2011	In Second Half of Fiscal 2011
Liquidation	(1,655.1)	(16.0)	(19.2)	(52.2)	(17.9)	(48.4)	(1,809.0)
Restructuring	(1,848.4)	(16.6)	(12.8)	(76.2)	(11.9)	(11.0)	(1,977.1)
Improvement in Business Performance due to Restructuring	(181.7)	(2.9)	(0.1)	(0.1)	(6.5)	(0.0)	(191.6)
Loan Sales	(4,382.2)	(61.6)	(72.3)	(43.1)	(9.2)	(16.1)	(4,584.7)
Direct Write-off	3,399.3	(2.1)	68.2	78.8	18.1	53.4	3,615.9
Other	(6,445.3)	(232.0)	(169.3)	(193.8)	(218.6)	(138.2)	(7,397.4)
Debt recovery	—————	(156.7)	(109.7)	(161.8)	(76.2)	(48.8)	—————
Improvement in Business Performance	—————	(75.2)	(59.6)	(32.0)	(142.3)	(89.4)	—————

Total	(11,113.7)	(331.5)	(205.8)	(286.6)	(245.9)	(160.3)	(12,344.0)

*	From the Second Half of Fiscal 2000 to the First Half of Fiscal 2009.

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Mizuho Financial Group, Inc.

8. Status of Loans by Industry

(1) Outstanding Balances and Non-Accrual, Past Due & Restructured Loans by Industry

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of March 31, 2012						As of September 30, 2011		As of March 31, 2011
	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Change from September 30, 2011		Change from March 31, 2011		Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
			Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
Domestic Total (excluding Loans Booked Offshore)	55,993.9	1,009.9	768.2	(30.6)	(1,458.0)	(35.9)	55,225.7	1,040.6	57,451.9	1,045.9
Manufacturing	7,152.7	258.7	(71.1)	11.3	(67.2)	11.9	7,223.8	247.3	7,220.0	246.7
Agriculture & Forestry	32.7	0.0	5.2	(0.3)	9.2	(0.5)	27.4	0.3	23.5	0.6
Fishery	2.0	0.0	1.0	(0.0)	1.3	(0.0)	1.0	0.0	0.7	0.0
Mining, Quarrying Industry & Gravel Extraction Industry	144.5	—	(14.5)	—	(9.4)	—	159.0	—	154.0	—
Construction	865.5	34.6	(20.4)	(8.9)	(62.1)	(24.3)	885.9	43.6	927.6	59.0
Utilities	1,903.7	3.9	389.2	(0.0)	486.7	3.4	1,514.5	4.0	1,416.9	0.4
Communication	898.2	25.6	(231.9)	(10.2)	(653.1)	(5.0)	1,130.2	35.8	1,551.3	30.7
Transportation & Postal Industry	2,780.7	43.3	(86.3)	(1.1)	(119.3)	13.9	2,867.1	44.4	2,900.0	29.4
Wholesale & Retail	4,799.9	174.7	85.8	4.3	(42.9)	18.8	4,714.0	170.3	4,842.9	155.8
Finance & Insurance	6,462.1	11.6	171.7	1.4	(380.7)	8.6	6,290.4	10.1	6,842.9	2.9
Real Estate	6,348.3	144.4	93.8	(12.2)	(2.6)	(37.6)	6,254.5	156.6	6,351.0	182.0
Commodity Lease	1,546.0	2.2	9.4	0.0	(42.9)	0.5	1,536.6	2.2	1,588.9	1.6
Service Industries	2,426.5	112.5	(318.5)	2.3	(272.5)	7.0	2,745.1	110.1	2,699.0	105.4
Local Governments	1,275.2	2.9	81.4	(0.0)	43.3	(0.0)	1,193.8	2.9	1,231.9	2.9
Governments	5,599.4	—	701.5	—	(257.1)	—	4,897.9	—	5,856.6	—
Other	13,755.6	195.0	(28.2)	(17.3)	(88.2)	(32.8)	13,783.8	212.3	13,843.8	227.8
Overseas Total (including Loans Booked Offshore)	8,693.7	76.5	1,230.8	23.1	1,526.8	8.7	7,462.8	53.3	7,166.8	67.7
Governments	356.4	—	17.4	—	0.1	—	339.0	—	356.2	—
Financial Institutions	3,049.4	0.0	512.7	0.0	724.9	(2.0)	2,536.7	—	2,324.4	2.0
Other	5,287.8	76.5	700.7	23.1	801.7	10.8	4,587.1	53.3	4,486.1	65.7

Total	64,687.7	1,086.5	1,999.1	(7.5)	68.8	(27.2)	62,688.6	1,094.0	64,618.8	1,113.7

*	Loans to Finance & Insurance sector includes loans to MHFG as follows:

As of March 31, 2012:	¥741.0 billion (from MHBK ¥700.0 billion; from MHCB ¥41.0 billion)
As of September 30, 2011:	¥738.3 billion (from MHBK ¥700.0 billion; from MHCB ¥38.3 billion)
As of March 31, 2011:	¥741.5 billion (from MHBK ¥700.0 billion; from MHCB ¥41.5 billion)
*	Amounts of Outstanding Balances are aggregated figures of banking and trust accounts, and amounts of Non-Accrual, Past Due & Restructured Loans are aggregated figures of banking and trust accounts with contracts indemnifying the principal amounts.

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Mizuho Financial Group, Inc.

	(Billions of yen)
	As of March 31, 2012						As of September 30, 2011		As of March 31, 2011
	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Change from September 30, 2011		Change from March 31, 2011		Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
			Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
Mizuho Bank
Domestic Total (excluding Loans Booked Offshore)	32,540.8	779.4	563.8	(36.0)	(835.3)	(38.1)	31,977.0	815.4	33,376.2	817.6
Manufacturing	2,782.2	166.8	27.5	0.4	(7.9)	6.1	2,754.7	166.4	2,790.1	160.7
Agriculture & Forestry	32.3	0.0	5.3	(0.3)	9.2	(0.5)	27.0	0.3	23.1	0.6
Fishery	2.0	0.0	1.0	(0.0)	1.3	(0.0)	1.0	0.0	0.7	0.0
Mining, Quarrying Industry & Gravel Extraction Industry	4.9	—	(0.4)	—	(1.0)	—	5.3	—	5.9	—
Construction	496.6	26.5	1.4	(1.3)	(33.0)	(17.7)	495.2	27.9	529.7	44.3
Utilities	58.6	0.0	(1.5)	(0.0)	(8.3)	(0.1)	60.2	0.1	67.0	0.2
Communication	317.2	23.9	3.8	(5.9)	(13.1)	0.4	313.4	29.9	330.4	23.4
Transportation & Postal Industry	1,073.1	41.4	(93.2)	5.8	(114.1)	14.0	1,166.4	35.5	1,187.2	27.3
Wholesale & Retail	3,497.7	171.9	91.0	4.7	13.1	21.7	3,406.7	167.2	3,484.5	150.2
Finance & Insurance	1,965.7	11.6	(41.0)	1.4	(108.6)	8.6	2,006.7	10.1	2,074.3	2.9
Real Estate	3,121.6	89.0	(27.0)	(17.1)	(134.4)	(26.0)	3,148.7	106.1	3,256.1	115.0
Commodity Lease	181.0	2.2	(1.8)	0.0	(4.8)	0.5	182.9	2.2	185.9	1.6
Service Industries	1,821.0	97.0	(201.7)	(6.8)	(162.7)	(7.2)	2,022.7	103.8	1,983.8	104.2
Local Governments	1,114.5	—	81.8	—	44.2	—	1,032.6	—	1,070.2	—
Governments	4,506.5	—	733.6	—	(171.0)	—	3,772.8	—	4,677.5	—
Other	11,565.2	148.5	(14.8)	(16.9)	(143.9)	(38.1)	11,580.0	165.4	11,709.1	186.7
Overseas Total (including Loans Booked Offshore)	—	—	—	—	—	—	—	—	—	—
Governments	—	—	—	—	—	—	—	—	—	—
Financial Institutions	—	—	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—	—	—	—

Total	32,540.8	779.4	563.8	(36.0)	(835.3)	(38.1)	31,977.0	815.4	33,376.2	817.6

Mizuho Corporate Bank
Domestic Total (excluding Loans Booked Offshore)	19,370.9	191.4	554.3	5.3	163.5	16.5	18,816.5	186.0	19,207.3	174.8
Manufacturing	3,841.5	85.1	(62.3)	9.7	(64.3)	6.1	3,903.9	75.3	3,905.9	79.0
Agriculture & Forestry	0.3	—	—	—	—	—	0.3	—	0.3	—
Fishery	—	—	—	—	—	—	—	—	—	—
Mining, Quarrying Industry & Gravel Extraction Industry	135.9	—	(12.4)	—	(7.7)	—	148.4	—	143.7	—
Construction	304.7	8.0	(6.1)	(7.4)	(10.5)	(6.1)	310.8	15.5	315.2	14.2
Utilities	1,655.2	3.8	364.2	—	450.8	3.6	1,291.0	3.8	1,204.4	0.2
Communication	511.2	1.1	43.0	(4.1)	126.2	(5.4)	468.2	5.3	385.0	6.5
Transportation & Postal Industry	1,496.3	1.8	8.9	(6.9)	4.0	0.8	1,487.4	8.8	1,492.3	1.0
Wholesale & Retail	1,123.4	2.0	7.2	(0.1)	(33.0)	(2.1)	1,116.2	2.2	1,156.5	4.2
Finance & Insurance	4,184.4	—	255.1	—	(151.1)	—	3,929.2	—	4,335.5	—
Real Estate	2,200.3	38.3	58.1	8.2	74.2	3.5	2,142.2	30.1	2,126.1	34.8
Commodity Lease	1,156.7	—	4.2	—	(38.6)	—	1,152.4	—	1,195.3	—
Service Industries	528.2	10.1	(86.6)	5.3	(111.7)	9.1	614.8	4.8	639.9	0.9
Local Governments	125.0	—	0.0	—	0.9	—	124.9	—	124.0	—
Governments	816.9	—	(8.9)	—	(151.3)	—	825.9	—	968.2	—
Other	1,290.1	40.7	(10.0)	0.8	75.9	6.9	1,300.2	39.9	1,214.2	33.8
Overseas Total (including Loans Booked Offshore)	8,687.8	76.5	1,230.6	23.1	1,527.4	8.7	7,457.2	53.3	7,160.4	67.7
Governments	355.8	—	17.4	—	0.4	—	338.4	—	355.4	—
Financial Institutions	3,049.4	0.0	512.7	0.0	724.9	(2.0)	2,536.7	—	2,324.4	2.0
Other	5,282.6	76.5	700.5	23.1	802.0	10.8	4,582.0	53.3	4,480.5	65.7

Total	28,058.8	267.9	1,785.0	28.5	1,691.0	25.2	26,273.7	239.4	26,367.7	242.6

Mizuho Trust & Banking (Banking Account + Trust Account)
Domestic Total (excluding Loans Booked Offshore)	4,082.1	39.1	(350.0)	(0.0)	(786.2)	(14.3)	4,432.1	39.1	4,868.3	53.4
Manufacturing	528.9	6.6	(36.2)	1.1	5.0	(0.3)	565.2	5.5	523.9	6.9
Agriculture & Forestry	0.0	—	(0.0)	—	(0.0)	—	0.0	—	0.0	—
Fishery	—	—	—	—	—	—	—	—	—	—
Mining, Quarrying Industry & Gravel Extraction Industry	3.6	—	(1.6)	—	(0.6)	—	5.3	—	4.3	—
Construction	64.1	0.0	(15.6)	(0.1)	(18.4)	(0.5)	79.8	0.1	82.6	0.5
Utilities	189.7	—	26.5	—	44.2	(0.0)	163.2	—	145.5	0.0
Communication	69.7	0.5	(278.8)	(0.0)	(766.1)	(0.0)	348.5	0.6	835.9	0.6
Transportation & Postal Industry	211.1	0.0	(2.1)	(0.0)	(9.2)	(1.0)	213.3	0.0	220.4	1.0
Wholesale & Retail	178.8	0.7	(12.3)	(0.2)	(23.0)	(0.6)	191.1	0.9	201.8	1.3
Finance & Insurance	312.0	—	(42.3)	—	(121.0)	—	354.4	—	433.0	—
Real Estate	1,026.2	17.0	62.8	(3.3)	57.5	(15.1)	963.4	20.3	968.7	32.1
Commodity Lease	208.2	—	7.0	—	0.5	—	201.1	—	207.7	—
Service Industries	77.2	5.4	(30.2)	3.8	1.9	5.1	107.4	1.5	75.2	0.2
Local Governments	35.7	2.9	(0.4)	(0.0)	(1.9)	(0.0)	36.1	2.9	37.6	2.9
Governments	275.9	—	(23.1)	—	65.1	—	299.1	—	210.7	—
Other	900.2	5.7	(3.2)	(1.2)	(20.2)	(1.6)	903.4	6.9	920.4	7.3
Overseas Total (including Loans Booked Offshore)	5.8	—	0.2	—	(0.5)	—	5.6	—	6.4	—
Governments	0.6	—	(0.0)	—	(0.2)	—	0.6	—	0.8	—
Financial Institutions	—	—	—	—	—	—	—	—	—	—
Other	5.2	—	0.2	—	(0.3)	—	5.0	—	5.6	—

Total	4,088.0	39.1	(349.8)	(0.0)	(786.8)	(14.3)	4,437.8	39.1	4,874.8	53.4

*	Amounts of outstanding loans are aggregated figures of banking and trust accounts, and amounts of non-accrual, past due & restructured loans are aggregated figures of banking and trust accounts with contracts indemnifying the principal amounts.

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Mizuho Financial Group, Inc.

(2) Disclosed Claims under the FRL and Coverage Ratio by Industry

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(Billions of yen, %)
	As of March 31, 2012						As of September 30, 2011		As of March 31, 2011
			Change from September 30, 2011		Change from March 31, 2011
	Disclosed Claims under the FRL	Coverage Ratio	Disclosed Claims under the FRL	Coverage Ratio	Disclosed Claims under the FRL	Coverage Ratio	Disclosed Claims under the FRL	Coverage Ratio	Disclosed Claims under the FRL	Coverage Ratio
Domestic Total (excluding Loans Booked Offshore)	1,063.2	72.9	(36.2)	0.0	(63.4)	(3.0)	1,099.4	72.9	1,126.6	75.9
Manufacturing	264.6	63.9	10.5	7.4	6.9	6.0	254.1	56.4	257.7	57.8
Agriculture & Forestry	0.0	75.3	(0.2)	(12.1)	(0.5)	(17.3)	0.3	87.5	0.6	92.7
Fishery	0.0	100.0	(0.0)	—	(0.0)	—	0.0	100.0	0.0	100.0
Mining, Quarrying Industry & Gravel Extraction Industry	0.0	100.0	—	—	(0.0)	—	0.0	100.0	0.0	100.0
Construction	35.0	71.6	(9.5)	3.2	(39.0)	(2.8)	44.5	68.3	74.0	74.4
Utilities	3.9	59.1	(0.0)	40.7	3.4	1.7	4.0	18.4	0.4	57.3
Communication	26.0	63.6	(10.2)	(2.7)	(5.2)	(2.5)	36.3	66.4	31.2	66.2
Transportation & Postal Industry	43.4	81.9	(2.0)	13.9	12.0	(1.9)	45.5	68.0	31.4	83.8
Wholesale & Retail	182.8	62.7	2.3	(2.6)	18.3	(4.5)	180.4	65.4	164.5	67.2
Finance & Insurance	11.7	31.0	1.6	1.5	8.1	(21.4)	10.1	29.4	3.6	52.4
Real Estate	144.6	84.9	(12.8)	(2.3)	(38.4)	(1.5)	157.5	87.3	183.1	86.5
Commodity Lease	2.2	81.8	0.0	0.3	0.5	(5.6)	2.2	81.5	1.6	87.4
Service Industries	115.4	61.8	2.0	(4.0)	5.6	(9.1)	113.3	65.9	109.7	71.0
Local Governments	30.7	100.0	0.0	—	0.0	—	30.6	100.0	30.6	100.0
Other	202.2	89.6	(17.8)	(3.8)	(35.3)	(4.0)	220.0	93.5	237.5	93.6
Overseas Total (including Loans Booked Offshore)	102.4	59.6	35.8	7.5	21.0	5.9	66.6	52.0	81.3	53.7
Governments	—	—	—	—	—	—	—	—	—	—
Financial Institutions	0.0	99.9	0.0	99.9	(2.0)	(0.0)	—	—	2.0	100.0
Other	102.4	59.6	35.7	7.5	23.1	7.1	66.6	52.0	79.2	52.4

Total	1,165.6	71.7	(0.4)	0.0	(42.3)	(2.7)	1,166.0	71.7	1,208.0	74.4

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

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Mizuho Financial Group, Inc.

9. Housing and Consumer Loans & Loans to Small and Medium-Sized Enterprises (“SMEs”) and Individual Customers

(1) Balance of Housing and Consumer Loans

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of March 31, 2012			As of September 30, 2011	As of March 31, 2011
		Change from September 30, 2011	Change from March 31, 2011
Housing and Consumer Loans	12,095.9	(83.1)	(287.9)	12,179.0	12,383.8
Housing Loans for owner’s residential housing	10,338.1	(36.2)	(150.3)	10,374.4	10,488.4

Mizuho Bank

Housing and Consumer Loans	11,872.7	(67.3)	(257.9)	11,940.1	12,130.6
Housing Loans	10,952.8	(71.6)	(231.5)	11,024.5	11,184.4
for owner’s residential housing	10,142.9	(23.1)	(125.1)	10,166.0	10,268.1
Consumer loans	919.8	4.2	(26.3)	915.6	946.2

Mizuho Corporate Bank

Housing and Consumer Loans	—	—	—	—	—
Housing Loans	—	—	—	—	—
for owner’s residential housing	—	—	—	—	—
Consumer loans	—	—	—	—	—

Mizuho Trust & Banking (Banking Account + Trust Account)

Housing and Consumer Loans	223.1	(15.7)	(29.9)	238.8	253.1
Housing Loans for owner’s residential housing	195.2	(13.1)	(25.1)	208.4	220.3
* Above figures are aggregated banking and trust account amounts.

(2) Loans to SMEs and Individual Customers

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)
	(%, Billions of yen)
	As of March 31, 2012			As of September 30, 2011	As of March 31, 2011
		Change from September 30, 2011	Change from March 31, 2011
Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	56.8	(0.6)	1.0	57.4	55.7
Loans to SMEs and Individual Customers	31,807.7	66.2	(224.9)	31,741.4	32,032.6

*       The following Loans to MHFG are not included:

As of March 31, 2012:        ¥741.0 billion (from MHBK ¥700.0 billion; from MHCB ¥41.0 billion)

As of September 30, 2011: ¥738.3 billion (from MHBK ¥700.0 billion; from MHCB ¥38.3 billion)

As of March 31, 2011:      ¥741.5 billion (from MHBK ¥700.0 billion; from MHCB ¥41.5 billion)

Mizuho Bank

Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	69.1	(1.7)	0.7	70.8	68.4
Loans to SMEs and Individual Customers	22,501.8	(168.8)	(339.5)	22,670.7	22,841.4

Mizuho Corporate Bank

Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	37.3	(0.1)	0.0	37.4	37.2
Loans to SMEs and Individual Customers	7,234.9	183.4	77.0	7,051.5	7,157.9

Mizuho Trust & Banking (Banking Account + Trust Account)

Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	50.7	5.1	8.9	45.5	41.7
Loans to SMEs and Individual Customers	2,070.9	51.6	37.5	2,019.2	2,033.3
* Above figures are aggregated banking and trust account amounts.
*	Above figures do not include loans booked at overseas offices and offshore loans.
*	The definition of “Small and Medium-sized Enterprises” is as follows:

Enterprises of which the capital is ¥300 million or below (¥100 million or below for the wholesale industry, and ¥50 million or below for the retail and service industries), or enterprises with full-time employees of 300 or below (100 or below for the wholesale industry, 50 or below for the retail industry, and 100 or below for the service industry).

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Mizuho Financial Group, Inc.

10. Status of Loans by Region

(1) Balance of Loans to Restructuring Countries

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(Billions of yen, Number of countries)
	As of March 31, 2012			As of September 30, 2011	As of March 31, 2011
		Change from September 30, 2011	Change from March 31, 2011
Loan amount	0.0	(0.0)	(0.0)	0.0	0.0
Number of Restructuring Countries*	3	—	—	3	3

*	Number of Restructuring Countries refers to the countries of obligors’ residence.

(2) Outstanding Balances and Non-Accrual, Past Due & Restructured Loans by Region

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of March 31, 2012						As of September 30, 2011		As of March 31, 2011
	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Change from September 30, 2011		Change from March 31, 2011		Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
			Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
Asia	3,094.8	22.1	393.3	9.1	665.0	12.1	2,701.5	13.0	2,429.7	9.9
Hong Kong	669.4	0.9	50.0	(0.5)	112.2	(0.6)	619.4	1.4	557.2	1.6
Korea	456.7	1.5	107.5	1.5	94.0	0.6	349.2	—	362.6	0.8
Singapore	434.5	3.9	68.0	0.2	113.2	(0.0)	366.4	3.6	321.2	3.9
Thailand	435.5	5.7	62.4	0.2	82.0	5.2	373.0	5.5	353.4	0.5
Central and South America	2,886.4	53.2	297.3	0.7	211.2	19.5	2,589.1	52.5	2,675.1	33.6
North America	2,506.2	2.7	328.9	(2.0)	395.0	(0.1)	2,177.3	4.7	2,111.1	2.8
Eastern Europe	20.8	—	(11.2)	(7.0)	(19.0)	(9.1)	32.1	7.0	39.9	9.1
Western Europe	2,290.6	47.5	276.2	9.8	370.6	(0.1)	2,014.4	37.7	1,920.0	47.6
Other	908.1	8.4	201.3	7.8	106.1	3.7	706.8	0.5	801.9	4.6
Total	11,707.2	134.0	1,485.9	18.4	1,729.1	26.1	10,221.3	115.5	9,978.0	107.9

3-37

Mizuho Financial Group, Inc.

III. DEFERRED TAXES

1. Change in Deferred Tax Assets, etc.

Consolidated

	(Billions of yen)
	As of March 31, 2012			As of September 30, 2011	As of March 31, 2011
		Change from September 30, 2011	Change from March 31, 2011
Net Deferred Tax Assets (A)	340.7	(97.4)	(130.4)	438.2	471.1

(Reference)
Tier I Capital (B)	6,397.8	328.0	227.6	6,069.8	6,170.2
(A)/(B) (%)	5.3	(1.8)	(2.3)	7.2	7.6

Non-Consolidated

	(Billions of yen)
	As of March 31, 2012			As of September 30, 2011	As of March 31, 2011
		Change from September 30, 2011	Change from March 31, 2011
Mizuho Bank
Total Deferred Tax Assets (A)	599.9	(163.3)	(186.8)	763.2	786.7
Total Deferred Tax Liabilities (B)	(126.6)	17.3	42.5	(143.9)	(169.1)
(A) + (B)	473.2	(146.0)	(144.2)	619.3	617.5
Valuation Allowance	(250.4)	132.3	131.2	(382.8)	(381.7)
Net Deferred Tax Assets (C)	222.7	(13.6)	(13.0)	236.4	235.8

(Reference)
Tier I Capital (D)	2,379.6	33.2	50.2	2,346.3	2,329.4
(C)/(D) (%)	9.3	(0.7)	(0.7)	10.0	10.1

Mizuho Corporate Bank
Total Deferred Tax Assets (A)	872.8	(212.1)	(178.0)	1,085.0	1,050.9
Total Deferred Tax Liabilities (B)	(188.8)	33.1	31.7	(221.9)	(220.5)
(A) + (B)	684.0	(179.0)	(146.3)	863.1	830.3
Valuation Allowance	(621.5)	146.3	71.9	(767.8)	(693.4)
Net Deferred Tax Assets (C)	62.4	(32.7)	(74.4)	95.2	136.9

(Reference)
Tier I Capital (D)	4,135.2	117.1	81.5	4,018.0	4,053.6
(C)/(D) (%)	1.5	(0.8)	(1.8)	2.3	3.3

Mizuho Trust & Banking
Total Deferred Tax Assets (A)	90.0	(26.0)	(31.9)	116.1	122.0
Total Deferred Tax Liabilities (B)	(12.5)	(0.5)	1.4	(12.0)	(13.9)
(A) + (B)	77.5	(26.5)	(30.5)	104.1	108.0
Valuation Allowance	(64.7)	22.5	21.3	(87.3)	(86.1)
Net Deferred Tax Assets (C)	12.8	(3.9)	(9.1)	16.8	21.9

(Reference)
Tier I Capital (D)	332.4	22.1	36.0	310.2	296.3
(C)/(D) (%)	3.8	(1.5)	(3.5)	5.4	7.4

Aggregated Figures of the 3 Banks
Total Deferred Tax Assets (A)	1,562.9	(401.6)	(396.8)	1,964.5	1,959.7
Total Deferred Tax Liabilities (B)	(328.0)	49.9	75.6	(378.0)	(403.7)
(A) + (B)	1,234.8	(351.7)	(321.1)	1,586.5	1,555.9
Valuation Allowance	(936.7)	301.3	224.5	(1,238.0)	(1,161.2)
Net Deferred Tax Assets (C)	298.0	(50.3)	(96.6)	348.4	394.7

(Reference)
Tier I Capital (D)	6,847.2	172.5	167.8	6,674.6	6,679.3
(C)/(D) (%)	4.3	(0.8)	(1.5)	5.2	5.9

3-38

Mizuho Financial Group, Inc.

2. Estimation for Calculating Deferred Tax Assets

Non-Consolidated

Mizuho Bank

1. Estimate of future taxable income

		(Billions of yen)
		Total amount for five years (from April 1, 2012 to March 31, 2017)
Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	1	1,413.5
Income before Income Taxes	2	963.5
Tax Adjustments *1	3	419.4
Taxable Income before Current Deductible Temporary Differences *2	4	1,382.9

Effective Statutory Tax Rate	5	37.91%/35.54%
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [ 4 x 5 ]	6	514.4

*1.	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
*2.	Taxable Income before Current Deductible Temporary Differences is an estimate of taxable income before adjusting deductible temporary differences as of March 31, 2012.

(Reference) Past results of taxable income (tax loss)

(Billions of yen)
Fiscal 2007	273.2
Fiscal 2008	128.9
Fiscal 2009	94.8
Fiscal 2010	115.8
Fiscal 2011 (estimate)	139.0

1.	Figures are taxable income (tax loss) amounts per the final corporation tax returns before deducting tax losses carried forward from prior years. Subsequent amendments have not been reflected.
2.	Figure for Fiscal 2011 is an estimate of taxable income before deducting tax losses carried forward from prior years.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of March 31, 2012			As of September 30, 2011	As of March 31, 2011
			Change from September 30, 2011	Change from March 31, 2011
Reserves for Possible Losses on Loans	7	154.6	(40.9)	(55.2)	195.5	209.9
Impairment of Securities	8	232.4	(29.4)	(16.5)	261.8	248.9
Net Unrealized Losses on Other Securities	9	29.9	(18.5)	(22.3)	48.4	52.2
Reserve for Employee Retirement Benefits	10	—	—	—	—	—
Net Deferred Hedge Losses	11	6.4	5.8	6.4	0.5	—
Tax Losses Carried Forward	12	—	(58.8)	(86.8)	58.8	86.8
Other	13	176.4	(21.5)	(12.2)	198.0	188.7
Total Deferred Tax Assets	14	599.9	(163.3)	(186.8)	763.2	786.7

Valuation Allowance	15	(250.4)	132.3	131.2	(382.8)	(381.7)
Sub-Total [ 14 + 15 ]	16	349.4	(30.9)	(55.5)	380.4	405.0

Amount related to Retirement Benefits Accounting *1	17	(86.5)	15.9	32.4	(102.5)	(119.0)
Net Unrealized Gains on Other Securities	18	(10.6)	(2.2)	3.4	(8.4)	(14.1)
Net Deferred Hedge Gains	19	—	—	2.8	—	(2.8)
Other	20	(29.4)	3.6	3.7	(33.0)	(33.1)
Total Deferred Tax Liabilities	21	(126.6)	17.3	42.5	(143.9)	(169.1)

Net Deferred Tax Assets (Liabilities) [16 + 21]	22	222.7	(13.6)	(13.0)	236.4	235.8
Tax effects related to Net Unrealized Losses (Gains) on Other Securities *2	23	(10.6)	(2.2)	3.4	(8.4)	(14.1)
Tax effects related to Net Deferred Hedge Losses (Gains)	24	6.4	5.8	9.2	0.5	(2.8)
Tax effects related to others	25	227.0	(17.3)	(25.7)	244.3	252.7

*1	Amount related to Retirement Benefits Accounting includes ¥(74.3) billion related to gains on securities contributed to employee retirement benefit trust.
*2	Tax effects related to Net Unrealized Losses (Gains) on Other Securities is the amount after deducting Valuation Allowance.

Assessment of Recoverability of Deferred Tax Assets is based on the provisory clause of 5. (1) „ of “Audit Guideline for Considering Recoverability of Deferred Tax Assets” (JICPA Audit Committee Report No. 66). Period for future taxable income considered in the assessment is five years.

Future taxable income was estimated using assumptions used in the Business Plan, etc. Details of the respective estimated five-year totals are as follows:

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans): ¥1,413.5 billion [1]

Income before Income Taxes: ¥963.5 billion [2]

Taxable Income before Current Deductible Temporary Differences: ¥1,382.9 billion [4].

On the other hand, Deferred Tax Assets which are tax deductible in the future, such as Reserves for Possible Losses on Loans amount to ¥599.9 billion [14]. However, after considering temporary differences which are not expected to be reversed in the next five years, Valuation Allowance of ¥250.4 billion [15] was provided, therefore after offsetting Deferred Tax Liabilities of ¥126.6 billion [21], ¥222.7 billion [22] of Net Deferred Tax Assets was recorded on the balance sheet.

3-39

Mizuho Financial Group, Inc.

Mizuho Corporate Bank

1. Estimate of future taxable income

		(Billions of yen)
		Total amount for five years (from April 1, 2012 to March 31, 2017)
Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	1	2,086.5
Income before Income Taxes	2	1,699.0
Tax Adjustments *1	3	207.7
Taxable Income before Current Deductible Temporary Differences *2	4	1,906.7

Effective Statutory Tax Rate	5	38.01%/35.64%
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [ 4 x 5 ]	6	708.2

*1.	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
*2.	Taxable Income before Current Deductible Temporary Differences is an estimate of taxable income before adjusting deductible temporary differences as of March 31, 2012.

(Reference) Past results of taxable income (tax loss)

(Billions of yen)
Fiscal 2007	487.1
Fiscal 2008	236.1
Fiscal 2009	96.8
Fiscal 2010	177.8
Fiscal 2011 (estimate)	321.0

1.	Figures are taxable income (tax loss) amounts per the final corporation tax returns before deducting tax losses carried forward from prior years. Subsequent amendments have not been reflected.
2.	Figure for Fiscal 2011 is an estimate of taxable income before deducting tax losses carried forward from prior years.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of March 31, 2012			As of September 30, 2011	As of March 31, 2011
			Change from September 30, 2011	Change from March 31, 2011
Reserves for Possible Losses on Loans	7	78.5	(5.4)	(1.7)	84.0	80.2
Impairment of Securities	8	595.4	(97.0)	(12.2)	692.5	607.6
Net Unrealized Losses on Other Securities	9	69.7	(43.5)	(36.1)	113.3	105.9
Reserve for Employee Retirement Benefits	10	—	—	—	—	—
Net Deferred Hedge Losses	11	—	—	—	—	—
Tax Losses Carried Forward	12	—	(42.0)	(104.1)	42.0	104.1
Other	13	129.1	(23.9)	(23.7)	153.0	152.9
Total Deferred Tax Assets	14	872.8	(212.1)	(178.0)	1,085.0	1,050.9

Valuation Allowance	15	(621.5)	146.3	71.9	(767.8)	(693.4)
Sub-Total [ 14 + 15 ]	16	251.3	(65.8)	(106.1)	317.1	357.5

Amount related to Retirement Benefits Accounting *1	17	(47.0)	8.3	9.9	(55.3)	(57.0)
Net Unrealized Gains on Other Securities	18	(41.3)	(12.0)	7.2	(29.2)	(48.5)
Net Deferred Hedge Gains	19	(86.3)	37.4	8.9	(123.8)	(95.2)
Other	20	(14.1)	(0.6)	5.5	(13.4)	(19.6)
Total Deferred Tax Liabilities	21	(188.8)	33.1	31.7	(221.9)	(220.5)

Net Deferred Tax Assets (Liabilities) [16 + 21]	22	62.4	(32.7)	(74.4)	95.2	136.9
Tax effects related to Net Unrealized Losses (Gains) on Other Securities *2	23	(27.7)	(39.3)	(38.7)	11.6	11.0
Tax effects related to Net Deferred Hedge Losses (Gains)	24	(86.3)	37.4	8.9	(123.8)	(95.2)
Tax effects related to others	25	176.5	(30.8)	(44.5)	207.3	221.1

*1	Amount related to Retirement Benefits Accounting includes ¥(23.7) billion related to gains on securities contributed to employee retirement benefit trust.
*2	Tax effects related to Net Unrealized Losses (Gains) on Other Securities is the amount after deducting Valuation Allowance.

Assessment of Recoverability of Deferred Tax Assets is based on the provisory clause of 5. (1) „ of “Audit Guideline for Considering Recoverability of Deferred Tax Assets” (JICPA Audit Committee Report No. 66). Period for future taxable income considered in the assessment is five years.

Future taxable income was estimated using assumptions used in the Business Plan, etc. Details of the respective estimated five-year totals are as follows:

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans): ¥2,086.5 billion [1]

Income before Income Taxes: ¥1,699.0 billion [2]

Taxable Income before Current Deductible Temporary Differences: ¥1,906.7 billion [4].

On the other hand, Deferred Tax Assets which are tax deductible in the future, such as Reserves for Possible Losses on Loans amount to ¥872.8 billion [14]. However, after considering temporary differences which are not expected to be reversed in the next five years, Valuation Allowance of ¥621.5 billion [15] was provided, therefore after offsetting Deferred Tax Liabilities of ¥188.8 billion [21], ¥62.4 billion [22] of Net Deferred Tax Assets was recorded on the balance sheet.

3-40

Mizuho Financial Group, Inc.

Mizuho Trust & Banking

1. Estimate of future taxable income

		(Billions of yen)
		Total amount for five years (from April 1, 2012 to March 31, 2017)
Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	1	266.5
Income before Income Taxes	2	199.0
Tax Adjustments *1	3	22.0
Taxable Income before Current Deductible Temporary Differences *2	4	221.0

Effective Statutory Tax Rate	5	38.00%/35.60%
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [ 4 x 5 ]	6	81.9

*1.	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
*2.	Taxable Income before Current Deductible Temporary Differences is an estimate of taxable income before adjusting deductible temporary differences as of March 31, 2012.

(Reference) Past results of taxable income (tax loss)

(Billions of yen)
Fiscal 2007	74.3
Fiscal 2008	10.3
Fiscal 2009	16.7
Fiscal 2010	20.1
Fiscal 2011 (estimate)	30.0

1.	Figures are taxable income (tax loss) amounts per the final corporation tax returns before deducting tax losses carried forward from prior years. Subsequent amendments have not been reflected.
2.	Figure for Fiscal 2011 is an estimate of taxable income before deducting tax losses carried forward from prior years.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of March 31, 2012			As of September 30, 2011	As of March 31, 2011
			Change from September 30, 2011	Change from March 31, 2011
Reserves for Possible Losses on Loans	7	7.4	(2.3)	(3.7)	9.8	11.2
Impairment of Securities	8	51.8	(7.2)	(8.2)	59.0	60.0
Net Unrealized Losses on Other Securities	9	3.4	(2.0)	(2.5)	5.5	6.0
Reserve for Employee Retirement Benefits	10	12.4	(0.8)	0.1	13.3	12.3
Net Deferred Hedge Losses	11	2.2	(0.6)	(1.1)	2.9	3.4
Tax Losses Carried Forward	12	—	(11.1)	(15.6)	11.1	15.6
Other	13	12.5	(1.7)	(0.6)	14.3	13.2
Total Deferred Tax Assets	14	90.0	(26.0)	(31.9)	116.1	122.0

Valuation Allowance	15	(64.7)	22.5	21.3	(87.3)	(86.1)
Sub-Total [ 14 + 15 ]	16	25.3	(3.4)	(10.5)	28.8	35.9

Amount related to Retirement Benefits Accounting *1	17	(5.3)	0.7	0.7	(6.0)	(6.0)
Net Unrealized Gains on Other Securities	18	(6.7)	(1.1)	0.5	(5.6)	(7.3)
Net Deferred Hedge Gains	19	—	—	—	—	—
Other	20	(0.4)	(0.1)	0.0	(0.3)	(0.5)
Total Deferred Tax Liabilities	21	(12.5)	(0.5)	1.4	(12.0)	(13.9)

Net Deferred Tax Assets (Liabilities) [16 + 21]	22	12.8	(3.9)	(9.1)	16.8	21.9
Tax effects related to Net Unrealized Losses (Gains) on Other Securities *2	23	(5.8)	(2.6)	(2.8)	(3.2)	(3.0)
Tax effects related to Net Deferred Hedge Losses (Gains)	24	2.2	(0.6)	(1.1)	2.9	3.4
Tax effects related to others	25	16.3	(0.7)	(5.1)	17.0	21.5

*1	Amount related to Retirement Benefits Accounting is deferred tax liabilities related to gains on securities contributed to employee retirement benefit trust.
*2	Tax effects related to Net Unrealized Losses (Gains) on Other Securities is the amount after deducting Valuation Allowance.

Assessment of Recoverability of Deferred Tax Assets is based on the provisory clause of 5. (1) „ of “Audit Guideline for Considering Recoverability of Deferred Tax Assets” (JICPA Audit Committee Report No. 66). Period for future taxable income considered in the assessment is five years.

Future taxable income was estimated using assumptions used in the Business Plan, etc. Details of the respective estimated five-year totals are as follows:

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans): ¥266.5 billion [1]

Income before Income Taxes: ¥199.0 billion [2]

Taxable Income before Current Deductible Temporary Differences: ¥221.0 billion [4].

On the other hand, Deferred Tax Assets which are tax deductible in the future, such as Reserves for Possible Losses on Loans amount to ¥90.0 billion [14]. However, after considering temporary differences which are not expected to be reversed in the next five years, Valuation Allowance of ¥64.7 billion [15] was provided, therefore after offsetting Deferred Tax Liabilities of ¥12.5 billion [21], ¥12.8 billion [22] of Net Deferred Tax Assets was recorded on the balance sheet.

3-41

Mizuho Financial Group, Inc.

Aggregated Figures of the 3 Banks

1. Estimate of future taxable income

		(Billions of yen)
		Total amount for five years (from April 1, 2012 to March 31, 2017)
Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	1	3,766.5
Income before Income Taxes	2	2,861.5
Tax Adjustments *1	3	649.2
Taxable Income before Current Deductible Temporary Differences *2	4	3,510.7

Effective Statutory Tax Rate	5	35.54%~38.01%
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [ 4 x 5 ]	6	1,304.5

*1.	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
*2.	Taxable Income before Current Deductible Temporary Differences is an estimate of taxable income before adjusting deductible temporary differences as of March 31, 2012.

(Reference) Past results of taxable income (tax loss)

(Billions of yen)
Fiscal 2007	834.6
Fiscal 2008	375.3
Fiscal 2009	208.3
Fiscal 2010	313.7
Fiscal 2011 (estimate)	490.0

1.	Figures are taxable income (tax loss) amounts per the final corporation tax returns before deducting tax losses carried forward from prior years. Subsequent amendments have not been reflected.
2.	Figure for Fiscal 2011 is an estimate of taxable income before deducting tax losses carried forward from prior years.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of March 31, 2012			As of September 30, 2011	As of March 31, 2011
			Change from September 30, 2011	Change from March 31, 2011
Reserves for Possible Losses on Loans	7	240.6	(48.7)	(60.8)	289.3	301.4
Impairment of Securities	8	879.7	(133.7)	(37.0)	1,013.4	916.7
Net Unrealized Losses on Other Securities	9	103.1	(64.1)	(61.0)	167.2	164.2
Reserve for Employee Retirement Benefits	10	12.4	(0.8)	0.1	13.3	12.3
Net Deferred Hedge Losses	11	8.6	5.2	5.2	3.4	3.4
Tax Losses Carried Forward	12	—	(112.1)	(206.5)	112.1	206.5
Other	13	318.2	(47.2)	(36.7)	365.5	354.9
Total Deferred Tax Assets	14	1,562.9	(401.6)	(396.8)	1,964.5	1,959.7

Valuation Allowance	15	(936.7)	301.3	224.5	(1,238.0)	(1,161.2)
Sub-Total [ 14 + 15 ]	16	626.1	(100.2)	(172.2)	726.4	798.4

Amount related to Retirement Benefits Accounting *1	17	(138.9)	25.0	43.1	(163.9)	(182.1)
Net Unrealized Gains on Other Securities	18	(58.7)	(15.4)	11.3	(43.3)	(70.0)
Net Deferred Hedge Gains	19	(86.3)	37.4	11.7	(123.8)	(98.1)
Other	20	(44.0)	2.8	9.4	(46.8)	(53.4)
Total Deferred Tax Liabilities	21	(328.0)	49.9	75.6	(378.0)	(403.7)

Net Deferred Tax Assets (Liabilities) [16 + 21]	22	298.0	(50.3)	(96.6)	348.4	394.7
Tax effects related to Net Unrealized Losses (Gains) on Other Securities *2	23	(44.2)	(44.2)	(38.1)	0.0	(6.1)
Tax effects related to Net Deferred Hedge Losses (Gains)	24	(77.7)	42.7	16.9	(120.4)	(94.6)
Tax effects related to others	25	420.0	(48.8)	(75.4)	468.8	495.4

*1	Amount related to Retirement Benefits Accounting includes ¥(103.3) billion related to gains on securities contributed to employee retirement benefit trust.
*2	Tax effects related to Net Unrealized Losses (Gains) on Other Securities is the amount after deducting Valuation Allowance.

3-42

Mizuho Financial Group, Inc.

IV. OTHERS

1. Breakdown of Deposits (Domestic Offices)

Non-Consolidated

Aggregated Figures of the 3 Banks

	(Billions of yen)
	As of March 31, 2012			As of September 30, 2011	As of March 31, 2011
		Change from September 30, 2011	Change from March 31, 2011
Deposits	70,990.6	1,504.9	(822.2)	69,485.6	71,812.8
Individual Deposits	37,011.0	545.7	1,388.0	36,465.2	35,622.9
Corporate Deposits	29,508.6	1,763.0	(918.5)	27,745.5	30,427.1
Financial/Government Institutions	4,470.9	(803.9)	(1,291.8)	5,274.8	5,762.7

Mizuho Bank

Deposits	57,704.1	1,537.1	1,496.9	56,166.9	56,207.2
Individual Deposits	35,538.0	602.4	1,515.6	34,935.5	34,022.3
Corporate Deposits	19,512.2	1,024.0	478.1	18,488.1	19,034.0
Financial/Government Institutions	2,653.9	(89.3)	(496.8)	2,743.3	3,150.8

Mizuho Corporate Bank

Deposits	11,193.1	20.6	(2,107.8)	11,172.4	13,300.9
Individual Deposits	4.3	(6.2)	(0.5)	10.6	4.8
Corporate Deposits	9,455.6	732.4	(1,344.4)	8,723.1	10,800.0
Financial/Government Institutions	1,733.1	(705.5)	(762.8)	2,438.6	2,496.0

Mizuho Trust & Banking

Deposits	2,093.3	(52.9)	(211.3)	2,146.2	2,304.6
Individual Deposits	1,468.6	(50.4)	(127.0)	1,519.0	1,595.6
Corporate Deposits	540.8	6.6	(52.2)	534.2	593.1
Financial/Government Institutions	83.8	(9.0)	(32.0)	92.9	115.8

*	Above figures are before adjustment of transit accounts for inter-office transactions, and do not include deposits booked at overseas offices and offshore deposits.

3-43

Mizuho Financial Group, Inc.

2. Number of Directors and Employees

•	Figures are based on the information to be provided in Yuka Shoken Hokokusho.

Mizuho Financial Group, Inc. (Non-Consolidated)

	As of March 31, 2012			As of September 30, 2011	As of March 31, 2011
		Change from September 30, 2011	Change from March 31, 2011
Members of the Board of Directors and Auditors	14	—	—	14	14
Executive Officers (excluding those doubling as directors)	6	—	2	6	4
Employees (excluding Executive Officers)	599	56	188	543	411

*	Three members of the Board of Directors and Auditors double as directors of the banking subsidiaries and one member of the Board of Directors and Auditors doubles as an executive officer of the banking subsidiary.

Three members of Executive Officers double as executive officers of the banking subsidiaries.

Non-Consolidated

Aggregated Figures of the 3 Banks

	As of March 31, 2012			As of September 30, 2011	As of March 31, 2011
		Change from September 30, 2011	Change from March 31, 2011
Members of the Board of Directors and Auditors	27	(2)	(3)	29	30
Executive Officers (excluding those doubling as directors)	93	(2)	4	95	89
Employees (excluding Executive Officers)	30,784	(530)	176	31,314	30,608
* The numbers have been adjusted for Members of the Board of Directors and Auditors and Executive Officers doubling other positions.

Mizuho Bank

Members of the Board of Directors and Auditors	10	(1)	—	11	10
Executive Officers (excluding those doubling as directors)	34	(1)	3	35	31
Employees (excluding Executive Officers)	19,159	(539)	190	19,698	18,969

Mizuho Corporate Bank

Members of the Board of Directors and Auditors	10	—	1	10	9
Executive Officers (excluding those doubling as directors)	40	(1)	1	41	39
Employees (excluding Executive Officers)	8,450	109	143	8,341	8,307

Mizuho Trust & Banking

Members of the Board of Directors and Auditors	9	(1)	(4)	10	13
Executive Officers (excluding those doubling as directors)	21	—	2	21	19
Employees (excluding Executive Officers)	3,175	(100)	(157)	3,275	3,332

3-44

Mizuho Financial Group, Inc.

3. Number of Branches and Offices

Non-Consolidated

Aggregated Figures of the 3 Banks

	As of March 31, 2012			As of September 30, 2011	As of March 31, 2011
		Change from September 30, 2011	Change from March 31, 2011
Head Offices and Domestic Branches	450	(1)	1	451	449
Overseas Branches	22	—	—	22	22
Domestic Sub-Branches	51	3	5	48	46
Overseas Sub-Branches	11	—	—	11	11
Overseas Representative Offices	6	1	—	5	6

*  Head Offices and Domestic Branches do not include in-store branches (3), branches and offices for remittance purposes only (42), branches offering account transfer services only (2), branches and offices to maintain shared ATMs only (1), internet branches (1) and pension plan advisory offices (1).

Mizuho Bank

Head Office and Domestic Branches	396	(1)	1	397	395
Overseas Branches	—	—	—	—	—
Domestic Sub-Branches	37	(1)	(1)	38	38
Overseas Sub-Branches	—	—	—	—	—
Overseas Representative Offices	—	—	—	—	—

*  Head Office and Domestic Branches do not include in-store branches (3), branches and offices for remittance purposes only (18), branches offering account transfer services only (2), branches and offices to maintain shared ATMs only (1), internet branches (1) and pension plan advisory offices (1).

Mizuho Corporate Bank

Head Office and Domestic Branches	18	—	—	18	18
Overseas Branches	22	—	—	22	22
Domestic Sub-Branches	—	—	—	—	—
Overseas Sub-Branches	11	—	—	11	11
Overseas Representative Offices	6	1	—	5	6
* Head Office and Domestic Branches do not include branches and offices for remittance purposes only (24).

Mizuho Trust & Banking

Head Office and Domestic Branches	36	—	—	36	36
Overseas Branches	—	—	—	—	—
Domestic Sub-Branches	14	4	6	10	8
Overseas Sub-Branches	—	—	—	—	—
Overseas Representative Offices	—	—	—	—	—

3-45

Mizuho Financial Group, Inc.

4. Earnings Plan for Fiscal 2012

Consolidated

	(Billions of yen)
	First Half	Fiscal 2012
Ordinary Profits	330.0	735.0
Net Income	220.0	500.0

Mizuho Bank, Mizuho Corporate Bank, Mizuho Trust & Banking

Aggregated Figures of the 3 Banks (Non-consolidated)

	(Billions of yen)
	Fiscal 2012
	Aggregated Figures	MHBK	MHCB	MHTB
Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	753.0	280.0	420.0	53.0
Ordinary Profits	580.0	195.0	345.0	40.0
Net Income	465.0	160.0	275.0	30.0
Credit-related Costs	(100.0)	(45.0)	(50.0)	(5.0)

*	Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) of MHTB excludes the amounts of Credit Costs for Trust Accounts.

The above information constitute forward-looking statements. Please see the legend regarding forward-looking statements in CONTENTS.

3-46

Mizuho Bank, Ltd.

(Attachments)

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO BANK

	Millions of yen
	As of March 31, 2012 (A)	As of March 31, 2011 (B)	Change (A) - (B)
Assets
Cash and Due from Banks	¥3,076,523	¥4,758,812	¥(1,682,288)
Call Loans	8,640,000	8,640,000	—
Guarantee Deposits Paid under Securities Borrowing Transactions	705,783	430,337	275,445
Other Debt Purchased	764,040	944,811	(180,771)
Trading Assets	1,106,364	1,057,313	49,050
Money Held in Trust	965	984	(19)
Securities	25,199,189	19,887,559	5,311,630
Loans and Bills Discounted	32,540,885	33,376,277	(835,391)
Foreign Exchange Assets	109,477	130,547	(21,070)
Other Assets	2,017,217	2,482,773	(465,555)
Tangible Fixed Assets	735,924	748,700	(12,775)
Intangible Fixed Assets	221,406	216,366	5,040
Deferred Tax Assets	222,795	235,826	(13,031)
Customers’ Liabilities for Acceptances and Guarantees	959,117	953,547	5,570
Reserves for Possible Losses on Loans	(344,674)	(403,089)	58,415
Reserve for Possible Losses on Investments	(1)	(14)	12

Total Assets	¥75,955,014	¥73,460,755	¥2,494,259

Liabilities
Deposits	¥57,744,476	¥56,261,351	¥1,483,125
Negotiable Certificates of Deposit	1,267,290	1,067,200	200,090
Debentures	—	740,932	(740,932)
Call Money	1,193,800	1,129,300	64,500
Guarantee Deposits Received under Securities Lending Transactions	2,410,375	1,174,557	1,235,818
Trading Liabilities	275,934	298,680	(22,746)
Borrowed Money	6,753,601	6,024,707	728,893
Foreign Exchange Liabilities	12,397	14,040	(1,643)
Bonds and Notes	738,200	802,400	(64,200)
Other Liabilities	2,266,795	2,829,438	(562,643)
Reserve for Bonus Payments	8,948	9,070	(121)
Reserve for Reimbursement of Deposits	14,612	14,079	532
Reserve for Reimbursement of Debentures	20,193	13,344	6,849
Deferred Tax Liabilities for Revaluation Reserve for Land	66,381	77,333	(10,952)
Acceptances and Guarantees	959,117	953,547	5,570

Total Liabilities	73,732,123	71,409,983	2,322,139

Net Assets
Common Stock and Preferred Stock	700,000	700,000	—
Capital Surplus	1,057,242	1,057,242	—
Capital Reserve	490,707	490,707	—
Other Capital Surplus	566,535	566,535	—
Retained Earnings	371,745	239,365	132,379
Appropriated Reserve	1,332	1,332	0
Other Retained Earnings	370,413	238,033	132,379
Retained Earnings Brought Forward	370,413	238,033	132,379

Total Shareholders’ Equity	2,128,988	1,996,608	132,379

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	(10,556)	(58,823)	48,267
Net Deferred Hedge Gains (Losses), net of Taxes	(11,621)	4,113	(15,735)
Revaluation Reserve for Land, net of Taxes	116,081	108,873	7,207

Total Valuation and Translation Adjustments	93,903	54,163	39,739

Total Net Assets	2,222,891	2,050,771	172,119

Total Liabilities and Net Assets	¥75,955,014	¥73,460,755	¥2,494,259

3-47

Mizuho Bank, Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO BANK

	Millions of yen
	For the fiscal year ended March 31, 2012 (A)	For the fiscal year ended March 31, 2011 (B)	Change (A) - (B)
Ordinary Income	¥1,068,214	¥1,034,929	¥33,284
Interest Income	634,488	680,532	(46,043)
Interest on Loans and Bills Discounted	444,381	476,273	(31,891)
Interest and Dividends on Securities	117,172	116,182	989
Fee and Commission Income	203,465	203,073	392
Trading Income	23,337	55,197	(31,859)
Other Operating Income	98,743	66,561	32,182
Other Ordinary Income*	108,179	29,566	78,613

Ordinary Expenses	876,840	896,454	(19,614)
Interest Expenses	89,116	108,781	(19,664)
Interest on Deposits	35,658	51,208	(15,549)
Interest on Debentures	384	3,108	(2,723)
Fee and Commission Expenses	55,720	55,252	467
Trading Expenses	675	—	675
Other Operating Expenses	15,853	32,032	(16,179)
General and Administrative Expenses	603,972	605,250	(1,278)
Other Ordinary Expenses	111,501	95,136	16,365

Ordinary Profits	191,374	138,475	52,898

Extraordinary Gains*	101	38,860	(38,759)

Extraordinary Losses	36,670	5,468	31,201

Income before Income Taxes	154,805	171,867	(17,062)
Income Taxes:
Current	436	476	(39)
Deferred	24,213	21,570	2,643

Net Income	¥130,155	¥149,821	¥(19,666)

*	Reversal of Reserve for Possible Losses on Investments and Reversal of Reserves for Possible Losses on Loans, etc., which had been included in “Extraordinary Gains” until the previous fiscal year, have been included in “Other Ordinary Income” beginning with this fiscal year.

3-48

Mizuho Bank, Ltd.

NON-CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

OF MIZUHO BANK

	Millions of yen
	Shareholders’ Equity									Valuation and Translation Adjustments
		Capital Surplus			Retained Earnings
	Common Stock and Preferred Stock				Appropriated Reserve	Other Retained Earnings	Total Retained Earnings	Treasury Stock	Total Shareholders’ Equity	Net Unrealized Gains (Losses) on Other Securities, net of Taxes	Net Deferred Hedge Gains (Losses), net of Taxes	Revaluation Reserve for Land, net of Taxes	Total Valuation and Translation Adjustments	Total Net Assets
		Capital Reserve	Other Capital Surplus	Total Capital Surplus		Retained Earnings Brought Forward
Balance as of April 1, 2011	¥700,000	¥490,707	¥566,535	¥1,057,242	¥1,332	¥238,033	¥239,365	—	¥1,996,608	¥(58,823)	¥4,113	¥108,873	¥54,163	¥2,050,771

Changes during the fiscal year
Cash Dividends	—	—	—	—	0	(0)	(0)	—	(0)	—	—	—	—	(0)
Net Income	—	—	—	—	—	130,155	130,155	—	130,155	—	—	—	—	130,155
Transfer from Revaluation Reserve for Land, net of Taxes	—	—	—	—	—	2,224	2,224	—	2,224	—	—	—	—	2,224
Net Changes in Items other than Shareholders’ Equity	—	—	—	—	—	—	—	—	—	48,267	(15,735)	7,207	39,739	39,739

Total Changes during the fiscal year	—	—	—	—	0	132,379	132,379	—	132,379	48,267	(15,735)	7,207	39,739	172,119

Balance as of March 31, 2012	¥700,000	¥490,707	¥566,535	¥1,057,242	¥1,332	¥370,413	¥371,745	—	¥2,128,988	¥(10,556)	¥(11,621)	¥116,081	¥93,903	¥2,222,891

3-49

Mizuho Corporate Bank, Ltd.

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO CORPORATE BANK

	Millions of yen
	As of March 31, 2012 (A)	As of March 31, 2011 (B)	Change (A) - (B)
Assets
Cash and Due from Banks	¥4,426,242	¥5,546,714	¥(1,120,471)
Call Loans	229,155	297,686	(68,531)
Receivables under Resale Agreements	1,006,263	481,642	524,621
Guarantee Deposits Paid under Securities Borrowing Transactions	1,293,030	1,042,798	250,232
Other Debt Purchased	113,670	91,054	22,616
Trading Assets	4,423,962	4,499,655	(75,692)
Money Held in Trust	1	2,024	(2,023)
Securities	24,789,261	23,345,084	1,444,176
Loans and Bills Discounted	28,058,800	26,367,776	1,691,023
Foreign Exchange Assets	879,653	792,269	87,384
Derivatives other than for Trading	5,209,806	5,989,607	(779,800)
Other Assets	1,378,450	1,369,417	9,033
Tangible Fixed Assets	94,695	103,726	(9,030)
Intangible Fixed Assets	63,166	74,902	(11,736)
Deferred Tax Assets	62,494	136,911	(74,417)
Customers’ Liabilities for Acceptances and Guarantees	3,953,368	3,483,003	470,365
Reserves for Possible Losses on Loans	(220,237)	(211,992)	(8,245)
Reserve for Possible Losses on Investments	(1,174)	(2,508)	1,333

Total Assets	¥75,760,611	¥73,409,773	¥2,350,837

Liabilities
Deposits	¥19,679,512	¥21,448,735	¥(1,769,223)
Negotiable Certificates of Deposit	9,831,173	7,922,176	1,908,997
Call Money	11,946,104	11,557,672	388,432
Payables under Repurchase Agreements	4,572,422	3,546,579	1,025,842
Guarantee Deposits Received under Securities Lending Transactions	3,629,352	1,961,840	1,667,512
Trading Liabilities	3,332,789	3,140,425	192,364
Borrowed Money	5,584,005	7,443,572	(1,859,566)
Foreign Exchange Liabilities	268,281	195,177	73,103
Short-term Bonds	97,400	114,900	(17,500)
Bonds and Notes	3,112,154	3,225,016	(112,862)
Derivatives other than for Trading	5,168,223	5,643,375	(475,152)
Other Liabilities	938,212	362,653	575,558
Reserve for Bonus Payments	8,131	7,279	852
Reserve for Possible Losses on Sales of Loans	8	420	(411)
Reserve for Contingencies	2,003	974	1,028
Deferred Tax Liabilities for Revaluation Reserve for Land	16,861	21,082	(4,220)
Acceptances and Guarantees	3,953,368	3,483,003	470,365

Total Liabilities	72,140,005	70,074,884	2,065,121

Net Assets
Common Stock and Preferred Stock	1,404,065	1,404,065	—
Capital Surplus	1,039,244	1,039,244	—
Capital Reserve	578,540	578,540	—
Other Capital Surplus	460,703	460,703	—
Retained Earnings	990,701	720,831	269,870
Appropriated Reserve	1,355	1,355	0
Other Retained Earnings	989,345	719,475	269,870
Retained Earnings Brought Forward	989,345	719,475	269,870

Total Shareholders’ Equity	3,434,010	3,164,140	269,870

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	2,024	3,011	(986)
Net Deferred Hedge Gains (Losses), net of Taxes	156,015	138,904	17,111
Revaluation Reserve for Land, net of Taxes	28,554	28,833	(279)

Total Valuation and Translation Adjustments	186,594	170,749	15,845

Total Net Assets	3,620,605	3,334,889	285,716

Total Liabilities and Net Assets	¥75,760,611	¥73,409,773	¥2,350,837

3-50

Mizuho Corporate Bank, Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO CORPORATE BANK

	Millions of yen
	For the fiscal year ended March 31, 2012 (A)	For the fiscal year ended March 31, 2011 (B)	Change (A) - (B)
Ordinary Income	¥1,075,096	¥1,094,173	¥(19,077)
Interest Income	675,903	665,886	10,016
Interest on Loans and Bills Discounted	354,552	335,873	18,679
Interest and Dividends on Securities	214,666	225,973	(11,307)
Fee and Commission Income	158,169	144,194	13,975
Trading Income	21,272	62,787	(41,515)
Other Operating Income	198,487	182,656	15,830
Other Ordinary Income *	21,263	38,647	(17,384)

Ordinary Expenses	724,882	753,033	(28,151)
Interest Expenses	280,892	270,115	10,777
Interest on Deposits	52,913	49,555	3,358
Interest on Debentures	—	3,423	(3,423)
Fee and Commission Expenses	23,248	22,852	396
Other Operating Expenses	67,931	84,230	(16,299)
General and Administrative Expenses	263,302	255,316	7,985
Other Ordinary Expenses	89,507	120,519	(31,011)

Ordinary Profits	350,214	341,139	9,074

Extraordinary Gains *	1,438	41,333	(39,894)

Extraordinary Losses	1,401	3,935	(2,534)

Income before Income Taxes	350,251	378,537	(28,285)
Income Taxes:
Current	40,348	12,618	27,730
Deferred	42,700	93,923	(51,222)

Net Income	¥267,201	¥271,995	¥(4,793)

*	Recoveries of Written-Off Claims, which had been included in “Extraordinary Gains” until the previous fiscal year, has been included in “Other Ordinary Income” beginning with this fiscal year.

3-51

Mizuho Corporate Bank, Ltd.

NON-CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS OF MIZUHO CORPORATE BANK

	Millions of yen
	Shareholders’ Equity									Valuation and Translation Adjustments				Total Net Assets
	Common Stock and Preferred Stock	Capital Surplus			Retained Earnings			Treasury Stock	Total Shareholders’ Equity	Net Unrealized Gains (Losses) on Other Securities, net of Taxes	Net Deferred Hedge Gains (Losses), net of Taxes	Revaluation Reserve for Land, net of Taxes	Total Valuation and Translation Adjustments
		Capital Reserve	Other Capital Surplus	Total Capital Surplus	Appropriated Reserve	Other Retained Earnings	Total Retained Earnings
						Retained Earnings Brought Forward
Balance as of April 1, 2011	¥1,404,065	¥578,540	¥460,703	¥1,039,244	¥1,355	¥719,475	¥720,831	—	¥3,164,140	¥3,011	¥138,904	¥28,833	¥170,749	¥3,334,889

Changes during the fiscal year
Cash Dividends	—	—	—	—	0	(0)	(0)	—	(0)	—	—	—	—	(0)
Net Income	—	—	—	—	—	267,201	267,201	—	267,201	—	—	—	—	267,201
Transfer from Revaluation Reserve for Land, net of Taxes	—	—	—	—	—	2,668	2,668	—	2,668	—	—	—	—	2,668
Net Changes in Items other than Shareholders’ Equity	—	—	—	—	—	—	—	—	—	(986)	17,111	(279)	15,845	15,845

Total Changes during the fiscal year	—	—	—	—	0	269,870	269,870	—	269,870	(986)	17,111	(279)	15,845	285,716

Balance as of March 31, 2012	¥1,404,065	¥578,540	¥460,703	¥1,039,244	¥1,355	¥989,345	¥990,701	—	¥3,434,010	¥2,024	¥156,015	¥28,554	¥186,594	¥3,620,605

3-52

Mizuho Trust & Banking Co., Ltd.

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO TRUST & BANKING

	Millions of yen
	As of March 31, 2012 (A)	As of March 31, 2011 (B)	Change (A) - (B)
Assets
Cash and Due from Banks	¥655,446	¥497,456	¥157,989
Call Loans	4,928	—	4,928
Other Debt Purchased	91,187	135,487	(44,299)
Trading Assets	65,117	61,592	3,524
Securities	2,114,064	2,062,272	51,791
Loans and Bills Discounted	3,278,976	3,249,647	29,328
Foreign Exchange Assets	137	180	(43)
Other Assets	141,083	163,447	(22,364)
Tangible Fixed Assets	28,567	29,046	(478)
Intangible Fixed Assets	18,444	19,684	(1,240)
Deferred Tax Assets	12,809	21,980	(9,170)
Customers’ Liabilities for Acceptances and Guarantees	49,548	42,007	7,541
Reserves for Possible Losses on Loans	(17,971)	(18,127)	155
Reserve for Possible Losses on Investments	(0)	(0)	0

Total Assets	¥6,442,339	¥6,264,676	¥177,663

Liabilities
Deposits	¥2,104,687	¥2,313,827	¥(209,139)
Negotiable Certificates of Deposit	1,000,640	976,410	24,230
Call Money	780,724	582,328	198,395
Guarantee Deposits Received under Securities Lending Transactions	384,723	190,798	193,925
Trading Liabilities	65,282	63,532	1,749
Borrowed Money	766,352	785,670	(19,317)
Foreign Exchange Liabilities	14	7	7
Bonds and Notes	88,500	88,500	—
Due to Trust Accounts	805,241	849,340	(44,098)
Other Liabilities	22,444	25,939	(3,495)
Reserve for Bonus Payments	1,942	1,956	(14)
Reserve for Contingencies	13,520	13,315	205
Reserve for Reimbursement of Deposits	1,157	1,150	6
Acceptances and Guarantees	49,548	42,007	7,541

Total Liabilities	6,084,780	5,934,784	149,996

Net Assets
Common Stock and Preferred Stock	247,369	247,303	66
Capital Surplus	15,505	15,439	66
Capital Reserve	15,505	15,439	66
Retained Earnings	72,827	49,415	23,412
Appropriated Reserve	9,508	8,061	1,447
Other Retained Earnings	63,319	41,354	21,964
Retained Earnings Brought Forward	63,319	41,354	21,964
Treasury Stock	—	(140)	140

Total Shareholders’ Equity	335,702	312,018	23,684

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	25,988	22,580	3,408
Net Deferred Hedge Gains (Losses), net of Taxes	(4,132)	(5,093)	960

Total Valuation and Translation Adjustments	21,856	17,487	4,368

Stock Acquisition Rights	—	385	(385)

Total Net Assets	357,559	329,891	27,667

Total Liabilities and Net Assets	¥6,442,339	¥6,264,676	¥177,663

3-53

Mizuho Trust & Banking Co., Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO TRUST & BANKING

	Millions of yen
	For the fiscal year ended March 31, 2012 (A)	For the fiscal year ended March 31, 2011 (B)	Change (A) - (B)
Ordinary Income	¥174,920	¥175,670	¥(749)
Fiduciary Income	48,450	48,773	(323)
Interest Income	59,410	62,873	(3,463)
Interest on Loans and Bills Discounted	41,669	46,516	(4,846)
Interest and Dividends on Securities	15,617	13,681	1,935
Fee and Commission Income	45,156	41,737	3,419
Trading Income	2,061	3,239	(1,178)
Other Operating Income	13,385	13,379	5
Other Ordinary Income *1	6,456	5,665	790

Ordinary Expenses	138,859	148,007	(9,148)
Interest Expenses	16,687	20,339	(3,651)
Interest on Deposits	4,478	7,107	(2,628)
Fee and Commission Expenses *2	22,949	22,795	153
Other Operating Expenses	1,747	3,340	(1,593)
General and Administrative Expenses *2	86,064	87,637	(1,573)
Other Ordinary Expenses	11,410	13,894	(2,483)

Ordinary Profits	36,060	27,662	8,398

Extraordinary Gains *1	—	4,557	(4,557)

Extraordinary Losses	107	188	(80)

Income before Income Taxes	35,953	32,031	3,921
Income Taxes:
Current	(5)	0	(5)
Deferred	5,167	6,827	(1,660)

Net Income	¥30,791	¥25,203	¥5,587

*1.	Reversal of Reserve for Possible Losses on Investments and Recoveries of Written-Off Claims, which had been included in
“Extraordinary Gains” until the previous fiscal year, have been included in “Other Ordinary Income” beginning with this fiscal year.
*2.	Certain items in expenses regarding stock transfer business and pension management business, which had been included in
“General and Administrative Expenses” until the previous fiscal year, have been included in “Fee and Commission Expenses” beginning with this fiscal year, and reclassification of the previous fiscal year has been made accordingly.

3-54

Mizuho Trust & Banking Co., Ltd.

NON-CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS OF MIZUHO TRUST & BANKING

	Millions of yen
	Shareholders’ Equity									Valuation and Translation Adjustments			Stock Acquisition Rights	Total Net Assets
	Common Stock and Preferred Stock	Capital Surplus			Retained Earnings			Treasury Stock	Total Shareholders’ Equity	Net Unrealized Gains (Losses) on Other Securities, net of Taxes	Net Deferred Hedge Gains (Losses), net of Taxes	Total Valuation and Translation Adjustments
		Capital Reserve	Other Capital Surplus	Total Capital Surplus	Appropriated Reserve	Other Retained Earnings	Total Retained Earnings
						Retained Earnings Brought Forward
Balance as of April 1, 2011	¥247,303	¥15,439	—	¥15,439	¥8,061	¥41,354	¥49,415	¥(140)	¥312,018	¥22,580	¥(5,093)	¥17,487	¥385	¥329,891

Changes during the fiscal year
Issuance of New Shares	66	66	—	66	—	—	—	—	132	—	—	—	—	132
Cash Dividends	—	—	—	—	1,447	(8,684)	(7,237)	—	(7,237)	—	—	—	—	(7,237)
Net Income	—	—	—	—	—	30,791	30,791	—	30,791	—	—	—	—	30,791
Repurchase of Treasury Stock	—	—	—	—	—	—	—	(1)	(1)	—	—	—	—	(1)
Disposition of Treasury Stock	—	—	—	—	—	(0)	(0)	0	0	—	—	—	—	0
Cancellation of Treasury Stock	—	—	—	—	—	(141)	(141)	141	—	—	—	—	—	—
Net Changes in Items other than Shareholders’ Equity	—	—	—	—	—	—	—	—	—	3,408	960	4,368	(385)	3,982

Total Changes during the fiscal year	66	66	—	66	1,447	21,964	23,412	140	23,684	3,408	960	4,368	(385)	27,667

Balance as of March 31, 2012	¥247,369	¥15,505	—	¥15,505	¥9,508	¥63,319	¥72,827	—	¥335,702	¥25,988	¥(4,132)	¥21,856	—	¥357,559

3-55

Mizuho Trust & Banking Co., Ltd.

(Reference)

Statement of Trust Assets and Liabilities

Millions of yen
Assets	Amount	Liabilities	Amount
Loans and Bills Discounted	809,041	Money Trusts	14,226,430
Securities	913,728	Pension Trusts	4,028,734
Beneficiary Rights to the Trusts	36,787,253	Property Formation Benefit Trusts	4,963
Securities held in Custody Accounts	848,162	Investment Trusts	12,001,057
Money Claims	5,374,213	Money Entrusted Other than Money Trusts	1,082,621
Tangible Fixed Assets	4,692,095	Securities Trusts	5,685,112
Intangible Fixed Assets	215,219	Money Claims Trusts	4,845,019
Other Claims	379,458	Land and Fixtures Trusts	206,840
Due from Banking Account	805,241	Composite Trusts	9,207,046
Cash and Due from Banks	467,939	Other Trusts	4,528

Total	51,292,355	Total	51,292,355

Note:

1.	The statement is exclusive of the Trusts that are difficult to value monetarily.
2.	Beneficiary Rights to the Trusts include entrusted Trusts for asset maintenance of ¥35,821,194 million.
3.	Joint trust assets under the management of other companies: ¥1,131,900 million.
There is no “Trust assets under the service-shared co-trusteeship” in “Joint trust assets under the management of other companies”.
4.	Loans and Bills Discounted among Money Trusts with the contracts of principal indemnification amounted to ¥24,310 million. Of this amount, Balance of Non-Accrual Delinquent Loans is ¥3,078 million.

(Reference) Breakdown of Accounts of Money Trusts and Loan Trusts with the contracts of principal indemnification (including Trusts entrusted for asset management) are as follows:

Money Trusts

	Millions of yen
Assets	Amount	Liabilities	Amount
Loans and Bills Discounted	24,310	Principal	741,861
Securities	6	Reserve	74
Others	717,773	Others	155

Total	742,090	Total	742,090

3-56

Mizuho Trust & Banking Co., Ltd.

(Reference)

Comparison of Balances of Principal Items

	Millions of yen
Items	As of March 31, 2012 (A)	As of March 31, 2011 (B)	Change (A) - (B)
Total Amount of Funds	21,365,455	20,933,088	432,367
Deposits	2,104,687	2,313,827	(209,139)
Negotiable Certificates of Deposit	1,000,640	976,410	24,230
Money Trusts	14,226,430	13,440,223	786,206
Pension Trusts	4,028,734	4,197,575	(168,841)
Property Formation Benefit Trusts	4,963	4,608	355
Loan Trusts	—	443	(443)

Loans and Bills Discounted	4,088,017	4,874,837	(786,819)
of Banking accounts	3,278,976	3,249,647	29,328
of Trust accounts	809,041	1,625,189	(816,147)

Securities for Investments	3,027,792	2,817,250	210,542
of Banking accounts	2,114,064	2,062,272	51,791
of Trust accounts	913,728	754,977	158,751

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